Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      1
Exhibit 99.1
JOHANNESBURG, 12 September 2024: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating results and condensed consolidated interim financial statements (condensed consolidated financial statements) for the six months ended 30 June 2024.
SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2024

•Continued focus on safety results in ongoing risk reduction and best ever Group safety indicators recorded during H1 2024
•Lower commodity prices drive 9% decline in revenue to R55.2bn (US$2.9bn)
•Loss for the period of R7.1bn (US$0.4bn) includes non-cash impairments of R7.5bn (US$0.4bn)
•Strong financial position maintained with 1.43x net debt: adjusted EBITDA[14] well below covenant limits
•Balance sheet strengthened through non-debt financing initiatives, with further financing in advanced stages
•Decisive steps taken to optimise operations in the short and medium term
•Low PGM prices lead to additional restructuring of US PGM operations, reducing 2E production by 200,000 2Eoz to cut costs
•Benefits of restructuring of SA gold operations and central services expected from H2 2024
•SA PGM operations deliver solid operational performance and positive free cash flow
•Keliber lithium project fully funded through €500m green financing
KEY STATISTICS – GROUP

US dollar						SA rand
Six months ended						Six months ended
Jun 2023	Dec 2023	Jun 2024		KEY STATISTICS		Jun 2024	Dec 2023	Jun 2023
				GROUP
407	(2,458)	(397)	US$m	Basic earnings	Rm	(7,472)	(45,195)	7,423
324	(227)	7	US$m	Headline earnings	Rm	137	(4,107)	5,891
776	340	355	US$m	Adjusted EBITDA[1,14]	Rm	6,648	6,409	14,147
427	(2,459)	(379)	US$m	(Loss)/profit for the period	Rm	(7,138)	(45,216)	7,786
18.21	18.62	18.72	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Share data for the Six months ended 30 June 2024

Key statistics by region	2	Number of shares in issue
Statement by the Group Chief Executive Officer	3	- at 30 June 2024	2,830,567,264
Safety and operational review	7	- weighted average	2,830,567,264
Financial review	12	Free Float	99%
Salient features – operational tables – six monthly statistics	22	Bloomberg/Reuters	SSWSJ/SSWJ.J
Condensed consolidated financial statements	27
Notes to the condensed consolidated financial statements	30	JSE Limited - (SSW)
Segment reporting – six month	47	Price range per ordinary share (High/Low)	R18.22 to R27.17
All-in cost (reconciliation) – six months	55	Average daily volume	15,804,614
Reconciliation of operating cost excluding third party PoC	56
Salient features – operational tables – quarterly statistics	62	NYSE - (SBSW); one ADR represents four ordinary shares
All-in cost (reconciliation) – quarterly statistics	66	Price range per ADR (High/Low)	US$3.93 to US$5.69
Development results	73	Average daily volume	6,180,974
Non-IFRS measures	75
Administration and other corporate information	77
Disclaimer and forward-looking statements	78
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      2
KEY STATISTICS BY REGION

US dollar						SA rand
Six months ended						Six months ended
Jun 2023	Dec 2023	Jun 2024		KEY STATISTICS		Jun 2024	Dec 2023	Jun 2023
				AMERICAS REGION
				US PGM underground operations
205,513	221,759	238,139	oz	2E PGM production[2,3]	kg	7,407	6,897	6,392
1,390	1,124	977	US$/2Eoz	Average basket price	R/2Eoz	18,289	20,928	25,312
53	(18)	27	US$m	Adjusted EBITDA[14]	Rm	488	(266)	976
1,737	1,992	1,343	US$/2Eoz	All-in sustaining cost[4,14]	R/2Eoz	25,149	37,090	31,633
				US PGM recycling
162,452	147,862	154,938	oz	3E PGM recycling[2,3]	kg	4,819	4,599	5,053
2,735	1,939	1,252	US$/3Eoz	Average basket price	R/3Eoz	23,437	36,105	49,804
20	13	8	US$m	Adjusted EBITDA[14]	Rm	147	236	371
				US Reldan operations[5]
		0.32	US$m	Adjusted EBITDA[14]	Rm	6
				SOUTHERN AFRICA (SA) REGION
				PGM operations
799,182	873,745	828,460	oz	4E PGM production[3,6,7]	kg	25,768	27,177	24,857
1,867	1,304	1,309	US$/4Eoz	Average basket price	R/4Eoz	24,499	24,276	34,006
649	309	255	US$m	Adjusted EBITDA[14]	Rm	4,766	5,826	11,794
1,083	1,094	1,150	US$/4Eoz	All-in sustaining cost[4,14]	R/4Eoz	21,533	20,363	19,716
				Gold operations
416,738	393,847	344,109	oz	Gold produced	kg	10,703	12,250	12,962
1,921	1,955	2,205	US$/oz	Average gold price	R/kg	1,327,000	1,170,362	1,124,871
130	63	117	US$m	Adjusted EBITDA[14]	Rm	2,201	1,148	2,375
1,813	2,008	2,078	US$/oz	All-in sustaining cost[4,14]	R/kg	1,250,647	1,202,225	1,061,477
				EUROPEAN REGION
				Sandouville nickel refinery
3,493	3,632	4,270	tNi	Nickel production[8]	tNi	4,270	3,632	3,493
26,888	21,075	20,309	US$/tNi	Nickel equivalent average basket price[9]	R/tNi	380,190	392,420	489,635
(35)	(37)	(15)	US$m	Adjusted EBITDA[14]	Rm	(280)	(701)	(627)
37,486	33,492	23,684	US$/tNi	Nickel equivalent sustaining cost[10,14]	R/tNi	443,366	623,615	682,628
				AUSTRALIAN REGION
				Century zinc retreatment operation[11]
24	51	42	ktZn	Zinc metal produced (payable)[12]	ktZn	42	51	24
1,640	1,766	2,366	US$/tZn	Average equivalent zinc concentrate price[13]	R/tZn	44,297	32,878	29,871
(28)	13	(19)	US$m	Adjusted EBITDA[14]	Rm	(351)	217	(502)
2,418	1,759	2,228	US$/tZn	All-in sustaining cost[4,14]	R/tZn	41,710	32,746	44,030
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit before royalties and tax to adjusted EBITDA, see note
11.1 of the condensed consolidated financial statements
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.
PGM recycling represents palladium, platinum and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Six months ” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The six months ended 30 June 2024 include the results since acquisition. All salient features for the
US Reldan operations are shown separately from the US PGM underground operations and the US PGM recycling
6The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production and third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six months"
7As previously announced, Sibanye Rustenburg Platinum Mines Limited had entered into a pool and share agreement to acquire Rustenburg Platinum Mines Limited 50% ownership of Kroondal.
The acquisition became effective on 1 November 2023 after all conditions precedent had either been met or waived, therefore from 1 November 2023 the SA PGM operations includes 100%
Kroondal
8The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
9The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
10See "Salient features and cost benchmarks - Six months" Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
11The Century zinc tailings retreatment operation is a leading tailings management and rehabilitation operation in Queensland, Australia. The Century operation was acquired by the Group on 22
February 2023 and amounts included since effective date of acquisition
12Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
13Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
14Adjusted EBITDA, All-in sustaining cost (AISC) and nickel equivalent sustaining cost are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS.  See "Non-IFRS measures" on pages 75 and 76 for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      3
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

Considerable progress was made during the six-month period ended 30 June 2024 (H1 2024) to secure the sustainability of our operations through the current low-price environment, and to optimise operational cashflow to protect the integrity of our balance sheet while retaining optimal leverage to a recovery in the commodity price cycle.
The Group maintained a sound financial position, with undemanding Balance sheet leverage of 1.43x net debt: adjusted EBITDA at 30
June 2024 and well within our comfort levels. We have proactively reinforced the Group Balance sheet through a series of financial transactions since June 2024, which have resulted in additional debt headroom (before approaching our leverage covenants) of approximately R25 billion, and significantly enhanced Balance sheet liquidity and flexibility.
The actions we have taken have been decisive and are evidenced by reduced costs and improved profitability at most of our operations during H1 2024 compared with H1 2023, with the full cost benefits from recent restructuring in the SA region expected to materialise in coming periods. Further restructuring of the US operations for the lower PGM price environment will be undertaken, with the GalliCam project assessing the potential for repurposing of the Sandouville refinery potentially being repurposed for sustainability.
The measures taken have ensured that the Group is well positioned, not only to endure through this period of low commodity prices, but with improved optionality and leverage to a turn in the commodity price cycle, which will support ongoing value creation and strategic delivery.
Please note: there is price sensitive information in the H1 2024 results presentation which is not provided in this results document. The presentation will be available at H1 2024 results download link from 14h00 (CAT) / 13h00 (GMT) / 08h00 (EST) / 06h00 (MT). The webcast of the presentation can also be accessed at Webcast link.
SAFE PRODUCTION
The continued improvement in Group safety performance for H1 2024 was pleasing, confirming that our safety strategy continues to gain traction with further real risk reduction in our operating environment.  During H1 2024, the Group achieved its lowest recorded Serious Injury
Frequency Rate (SIFR) and there has been a consistent decline in high potential incidents (HPIs) since H2 2022. Despite a 43% reduction in the fatal Injury frequency rate (FIFR) to 0.04 (per million hours worked), the loss of three colleagues (six for H1 2023) is tragic and our commitment, through our Fatality elimination strategy, to prevent further fatal incidents remains our utmost priority.  On behalf of management and the Board of Sibanye-Stillwater, we wish to express our deep regret and extend our sincere condolences to the families and friends of our late colleagues; Mr Nelson Kunene, Mr Ekabang Hlasa and Mr Reginald Sekati, who are all deeply mourned.
The safety performance of the Group is covered in more detail on page 7 of this report.
STRATEGIC DELIVERY- FOCUSED ON OUR STRATEGIC ESSENTIALS
Our fundamental position regarding the longer-term outlook for the metals we produce and battery metals we will produce remains unchanged, with a considered and measured strategic response to the cyclical downturn in commodity prices. Our strategic focus is to ensure consistency through price cycles and our decisions are not taken based on short-term factors.
We are confident that our strategic interventions to secure operational sustainability and protect our Balance sheet will ensure that the
Group will not only prevail through the current low-price cycle, but emerge exceptionally well positioned to benefit from a recovery in metal prices. Our strategy remains relevant and appropriate, and we are confident that we are well positioned for longer-term value creation.
As such, we have continued to invest in the development of the Keliber lithium project (perhaps somewhat counter cyclically during a period of oversupply, as expressed by some observers) to ensure that we are strategically positioned to supply locally produced Lithium
Hydroxide (LiOH) necessary for the future development of the battery electric vehicle (BEV) sector in Europe. Despite the current oversupply of lithium, even under more moderate BEV growth assumptions than current market consensus, our analysis suggests that demand for lithium will continue to rise significantly. With permitting and financing of new mining projects becoming more challenging and costly, we believe that future demand will outstrip the increase in new supply of lithium required to support the projected growth resulting in increasing deficits over the latter half of this decade. Moreover, with current low prices being a disincentive to the development of new projects, we remain confident that we will be suitably positioned to deliver production from the Keliber lithium project into the growing deficit market.
Importantly, leading regional financial institutions, the European Investment Bank and Finnish credit agency Finnvera, along with a consortium of leading global banks with specific development financing mandates, participated in the recent €500 million (R9.9 billion)
green financing loan raised for the Keliber lithium project.  This is a significant vote of confidence in the project and underpins the project's commercial viability, ESG credentials as well as underscoring its strategic importance to the European clean energy transition. The green loan also provides cost-effective, long-term funding required for the full development of the project, as well as enhancing Group liquidity and effectively ring-fencing the existing Group facilities for operational requirements as intended.
Bolstering Balance sheet strength and increasing liquidity
While the Group Balance sheet at the end of H1 2024 remained healthy with net debt to adjusted EBITDA of 1.43x undemanding, in the current uncertain macro-economic environment we retain the prudent approach outlined in the 2023 results presentation in February
2024 to  proactively mitigate increases in net debt until positive cashflow from operations is restored.
In June 2024, following proactive engagement with our lenders, the leverage covenant limit for all Group facilities was uplifted to 3.5x for the period from 30 June 2024 to 30 June 2025 inclusive, and to 3.0x for the period from 31 July 2025 to 31 December 2025 inclusive, providing significant financial headroom and reducing financial risk. Assuming adjusted EBITDA of R13 billion (H1 2024 annualised), the covenant uplift to 3.5x provides implied additional net debt headroom of R13 billion until July 2025 and R6.5 billion to the end of
December 2025.
During Q3 2024 further actions have been taken to bolster and de-risk the Group Balance sheet, including:
•Refinancing and upsizing the rand revolving credit facility (RCF), which was due to mature on 11 November 2024, from R5.5 billion to
R6.0 billion.  The refinanced rand RCF matures in August 2027, thereby extending the period before possible repayment of the first debt obligation by two years. The refinanced facility includes options to further increase the rand RCF by R1 billion during the term through the inclusion of additional lenders, and to extend the facility tenor at the request of Sibanye-Stillwater by means of two further one-year extensions. This is a strong signal of confidence and support from our South African lenders
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      4
•A first alternative non-debt financing transaction was also concluded in August 2024. A gold prepayment arrangement for delivery of
1,497 kilograms (48,129oz) of gold in equal monthly tranches from October 2024 to November 2026 secured the Group a minimum of
R1.8bn (US$100 million) in non-debt financing. The gold delivered will be subject to a floor price of R1,350,000 per kilogram and a cap price of R1,736,000 per kilogram, providing up to 28% upside exposure to higher gold prices
•The Group is also in advanced stages of securing approximately US$600 million to US$700 million additional non-debt financing through potential prepays and streams (chrome, gold, PGM) from operations in the SA region
In total, these financial management transactions have added approximately R25 billion (US$1.4 billion) of additional debt headroom for the Group balance sheet, and enhanced Group financial liquidity, flexibility and optionality.  Further non-debt financing (streams and prepays), if secured, would result in total proforma financing of approximately R36.2 billion (US$2.0 billion) to R38.1 billion (US$2.1 billion).
These proactive measures are likely to be regarded positively by the credit rating agencies, helping to reduce concerns relating to credit rating adjustments (the Group credit rating was recently maintained at BB- by S&P).
For some time now, the Group debt position and future financial leverage have been cited as primary risks by sell side analysts, some of whom raised concerns in the market about a possible dilutive equity capital raise or rights issue as early as H2 2024.  We are confident that this perception is now moot.
Optimising operations for profitability and sustainability
The operational initiatives implemented since 2022 have been decisive, and the benefits are beginning to come through in improved financial and operating results for most of the Group operations, preserving cash flow through the current low-price environment.
Further to the expected cost and capital savings (aiming at resetting the cost base) and capital reductions and/or deferrals, which were detailed in the H2 2023 operating and financial results in February 2024, additional annual cost and efficiency benefits of R461 million
(US$26.5 million) are expected from the recently concluded restructuring of the Kloof 2 Plant and realignment of the SA region services functions to the reduced operational footprint in the SA region. In comparison to the 2022 cost base, the anticipated benefits outlined in
February 2024 have been confirmed with an increased value of R6.6 billion (US$375 million) as detailed below. The gross expected benefit from the actions taken to date is therefore expected to be R7 billion (US403 million).
The repositioning actions and the anticipated benefits are summarised below:
•February 2023: Closure of Beatrix 4 Shaft and Kloof 1 processing plant (annual benefit of R830 million/US$48 million)
•November 2023: Closure of Kloof 4 shaft (annual benefit of R1.4 billion/US$80 million)
•November 2023: Further repositioning of US PGM operations for ongoing decline in 2E basket price (annual benefit of R1.3 billion/US$77 million and capital benefit for 2024 of R1.4 billion/US$79 million)
•February 2024: Restructuring of SA PGM operations - closure of Simunye shaft and 4 Belt shaft from April 2024, rightsizing of Siphumelele and Rowland shafts (annual benefit of R810 million/US$46 million)
•April 2024: Re-alignment of the SA regional structure and closure of the Kloof 2 processing plant coupled with the deferral of the
Burnstone project (annual benefit of R461 million/US$27 million and capital benefit for 2024 of R1.2 billion/US$69 million)
While the initial benefits from the operational restructuring and optimisation initiated during 2023 are evident in improved operating cost and financial results from the US PGM operations and the Sandouville refinery for H1 2024 compared with H2 2023, due to the more protracted closure process at the deeper SA mines, the full cost and efficiency benefits from restructuring of the SA operations and regional services are expected to materialize in a phased manner over the next 6 months and only reflect fully from 2025.
SA region
SA PGM operations
The SA PGM operations delivered another solid performance, increasing production and generating positive free cashflow for H1 2024.
Lower production from the restructuring of loss-making shafts (two of which were closed and two restructured), as well as reduced production from Siphumelele shaft as a result of the shaft bin failure and at Kroondal due to the illegal industrial action, was more than offset by the consolidation of an additional 50% of Kroondal production following the acquisition of Anglo American Platinum Corporation
Ltd''s (Anglo American Platinum) 50% shareholding in November 2023. The average 4E PGM basket price resulted in a 4% production
(excluding PoC) increase to 828,460 4Eoz, with AISC 9% higher year-on-year to R21,533/4Eoz (US$1,150/4Eoz) (excluding PoC cost). A 28%
decline in the average 4E PGM basket price however resulted in adjusted EBITDA declining by 60% to R4.8 billion (US$255 million). Free cash flow of R849 million (US$45 million) reflects a strong recovery from a negative adjusted free cash flow of R263 million (US$14 million) for
H1 2023. Further cost benefits from restructuring in the SA region are expected to emerge in coming periods, further underpinning cash flow.
The Kroondal transaction is value accretive for all stakeholders and will extend the life of the Kroondal operations by 10 years, adding
1.7M 4Eoz of additional production whilst bringing forward significant value through the early mining of SRPM resources from low cost
Kroondal infrastructure. Whilst the move from Purchase of Concentrate (PoC) to toll will result in AISC for Kroondal increasing, it will also derive full exposure to the metal price and higher margins at spot prices, although H2 2024 operating and financial results will be affected by the transition due to the timing in which production and sales are declared. The consolidation of Kroondal under Sibanye-Stillwater’s ownership will also be effected through the consolidation of Kroondal into the Rustenburg operation, creating a simpler management structure and allowing for the Kroondal employees to join the Rustenburg Employees share ownership plan once the merger is finalised.
SA gold operations
Gold production from the SA gold operations of 10,703kg (344,109oz) for H1 2024 was 17% lower than for H1 2023 with AISC of R1,251k/kg
(US$2,078/oz), 18% higher, primarily due to cessation of production from Kloof 4 shaft during 2023 but with some costs still being incurred during Q1 2024 due to the phased closure process. Adjusted EBITDA from the SA gold operations of R2.2 billion (US$117 million) was 7%
lower than for H1 2023, but 92% higher than for H2 2023, with comparisons strongly influenced by the closure of Kloof 4 shaft.  Free cash flow improved by R1.2 billion compared with H2 2023.
Improvements at the Driefontein and Beatrix operations are expected to be sustained into H2 2024, with ongoing cost and efficiency benefits from the SA region restructuring also expected to be realised over the next year. The Burnstone project has been delayed to preserve capital with 2024 expenditure restricted to preserving optionality for potential resumption of the project under more favourable conditions.
Flexibility at the Kloof operation has been impacted by the closure of Kloof 4 shaft with the mine experiencing elevated levels of seismicity during H1 2024 in high grade areas. The creation of flexibility with additional production from the extensive secondary reefs, as well as
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      5
access to targeted higher grade VCR areas, is currently being planned and executed.  This includes a review of the Kloof infrastructure to support a lower cost base with enhanced operational flexibility.
SA uranium
We are looking to monetise our SA region uranium assets through commercial arrangements without recourse to our Balance sheet while retaining optionality to positive uranium market fundamentals. The SA uranium assets comprise 32.2mlbs (U3O8) contained in the Cooke
TSF and 26.9 mlbs (U3O8) shallow underground resources at the Beisa (Beatrix 4 shaft) resource. Both opportunities are likely to be realized through partnerships following appropriate studies. In March we announced the appointment of Greg Cochran as Executive Vice
President (EVP) Head of Uranium. Greg, a respected international mining executive with over 30 years of experience in a diverse range of commodities and in various leadership positions globally and in uranium will be responsible for developing and driving the strategies to realise and optimise the inherent value of the uranium resources.
European region
Keliber lithium project
The Keliber lithium project is progressing well with commissioning of the refinery on track to initially treat third party concentrate during
2025 and first production from own ore during 2026. Due to various factors, capex is unlikely to meet the original guidance of €361 million for 2024 and has been guided down to €300 million, albeit without changes to the overall project budget and timing at this stage. The reduction in capex guidance has positive implications for Group cashflow for 2024, effectively preserving €61 million (R1.2 billion) cash, noting that this is ringfenced for financing of the Keliber lithium project.
Sandouville refinery
The operating performance of the Sandouville refinery was significantly improved as a result of improved circuit availability and production stability following repairs to the cathode units in the electro winning circuit in mid-2023 and other improvements to the plant.
Nickel production of 4,270tNi  was 22% higher than for H1 2023, with nickel equivalent sustaining cost declining by 37% to US$23,684/tNi
(R443,366/tNi), primarily due to reduced feedstock purchase costs (lower nickel price), and lower reagent and overhead costs. Due to these cost and volume improvements and inventory movement benefits during Q1 2024, the adjusted EBITDA loss for H1 2024 of US$15 million (R280 million) was 57% lower than for H1 2023.
Due to a structural change in the nickel market and constraints regarding the further ramp up of production without additional capital investment, the Sandouville refinery is not economically viable in its current form producing nickel metals and nickel salts. Consistent with the Group’s commitment to address operational losses and allowing for potential conversion of the Sandouville refinery for production of precursor cathode active material (pCAM), an agreement to terminate the commercial supply contract was reached at a cost of €37 million, with supply ceasing on or before 31 December 2024 and refining of inventory and sales extending into Q1 2025.
Our intention was always to convert or utilise the Sandouville operation to produce battery metals for the French battery industry.  During investigations into the viability of producing nickel sulphate, the Gallicam project was identified as an alternative option by the leadership team.  This envisages the conversion of the Sandouville facility to produce pCAM, which we believe will be a strategically important product delivered into the European battery ecosystem. It is expected to be lower cost and less capital intensive than current processes or greenfield developments because the novel chloride process identified utilizes most of the existing chloride processing circuit already in place at Sandouville. The chloride chemistry is also indicated to be more efficient and generates more benign waste products than current sulphate processes. We have submitted a patent application for our process in France and are engaging relevant stakeholders regarding the potential future conversion of the Sandouville plant dependent on the outcome of feasibility studies that are underway.
Australian region
Century operation
The Century zinc tailings retreatment operation in Queensland Australia was disrupted by adverse weather in Q1 2024, and cash flows were impacted by scheduled maintenance on trans-shipment vessels during H1 2024. With production normalising from Q2 2024 and sales of stockpiled concentrate in July and August, cashflow should be strong for the remainder of the year. Although zinc metal produced
(payable) of 42ktZn and AISC of US$2,228/tZn were towards the lower end of the H1 contribution to 2024 guidance, with continued strong operations annual guidance should be achieved. This, coupled with the increase in the zinc price and significantly lower annual benchmark treatment charges (US$165/tonne in 2024 vs US$274/tonne in 2023), has improved the outlook and the Century operations are expected to contribute positively to Group adjusted EBITDA.
Due to the relatively short reserve life of the zinc tailings operations at Century, options to extend the life of the assets through leveraging the existing processing plant, pipeline and port infrastructure have been actively explored. This includes opportunities to potentially utilise the extensive phosphate resources in the region that are largely undeveloped.
A class 3 feasibility study for the Mt Lyell Copper Project has been completed and will be followed by the Class 2 feasibility study which will take approximately 12 months.
US region
US PGM operations
The restructuring (repositioned for lower production and cost) undertaken during Q4 2023 at the US PGM operations resulted in a significantly improved performance for H1 2024 compared with H1 2023. Mined 2E production was 16% higher than for H1 2023 and 7%
higher than for H2 2023, with AISC declining by 23% year-on-year to US$1,343/2Eoz (R25,149/2Eoz), within guidance for 2024 and the best operational performance since H1 2021. PGM prices have remained under pressure during 2024 however, with the average 2E PGM basket price received for H1 2024, 30% lower year-on-year, resulting in adjusted EBITDA (excluding the US$43 million (R812 million)
insurance claim related to the 2022 flood) of negative US$16 million (R306 million), compared with positive US$53 million (R976 million) for
H1 2023.
Despite the positive production and cost outcomes, the 2E PGM basket price during 2024 has remained at levels some US$300 - 400/oz below the average AISC for H1 2024 and reducing unit cost to achieve profitability at current prices is not possible without increased capital investment in production growth. The capital investment required is not feasible at current PGM prices and as a result, further restructuring of the US PGM operations is necessary to reduce cash outflows while ensuring the sustainability of the Columbus autocatalyst recycling operation. The restructuring is likely to result in sustainable 2E production from the US PGM operations reducing by approximately
200,000 2Eoz (relative to 2024 guidance), with a consequent reduction in the workforce. A fundamental review of the mine operations to
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      6
reduce AISC to approximately US$1,000/2Eoz will then follow.  Further detail will be provided in the presentation available at H1 2024 results download link. The slides will also be discussed during the webcast at 14h00 (CAT) / 13h00 (GMT) / 08h00 (EST) / 06h00 (MT),
available at Webcast link.
US Recycling
Our strategy to build an urban mining footprint has progressed well. Despite the downturn in commodity prices, the benefits of having recycling operations with stable margins through commodity price cycles were apparent, with the US PGM recycling business contributing positive Adjusted EBITDA of US$8 million (R147 million) and the Reldan recycling operations contributing adjusted EBITDA of US$0.3 million
(R6 million) for the four months since acquisition with both contributing positive cashflow.
Sibanye-Stillwater Reldan is an e-waste and industrial scrap business with well-established extensive networks in the US and Mexico, and developing in India. The integration of Reldan is expected to unlock synergies with our existing PGM recycling operations with significant potential to build the footprint into Asia, and particularly India where Reldan already has a joint venture.
FINANCIAL REVIEW
The extended period of low commodity prices (with the notable exception of gold) and persistent cost inflation, has continued to squeeze margins and reduce earnings and cash flows for the global mining industry with even gold mining companies only recently managing to shake off the effects of margin squeeze and beginning to deliver financial leverage.
The Group’s financial results for H1 2024 reflect this low prevailing commodity price environment, with Group profitability lower year on year, primarily due to the material decline in PGM prices compared with H1 2023.  Significantly higher capex at the Keliber lithium project and DRDGOLD (funding growth projects), offset the capex reductions at the US PGM operations and SA region. As capex drops from peak levels at these projects, Group cash flow should improve materially.
Group adjusted EBITDA declined by 53% to R6.6 billion (US$355 million), with the SA PGM operations, which experienced a R7.0 billion or
60% decline in adjusted EBITDA to R4.8 billion, accounting for 94% of this decline. Other than the US PGM operations and US PGM recycling operations, which were also impacted by lower PGM basket prices year-on-year, the financial performance of the other Group operations improved year-on-year, with an improved operational performance from the Sandouville refinery reducing adjusted EBITDA losses and the SA gold and Century zinc operations benefiting from higher prices. The restructuring actions taken at the US PGM operations and SA region operations, resulted in Group free cash flow improving by R797 million relative to H2 2023.
The Group reported a loss of R7.1 billion (US$379 million) (after tax) for H1 2024 compared with a profit of R7.8 billion (US$427 million) for H1
2023, including a R7.6 billion (US$407 million) impairment of the US PGM operations made due to 5-8% lower consensus palladium prices utilised for fair value calculation purposes. As a result, a basic loss per share (EPS) of 264c with headline earnings per share (HEPS) of 5c is reported for H1 2024 compared with EPS of 264c and HEPS of 208c for H1 2023.
As per the Group dividend policy, no dividend is declared due to a normalised earnings1 loss of R208 million (US$11 million) for H1 2024.
Despite negative free cash flow of R7.3 billion (US$391 million) for the period, the Group financial position remained solid, with the net debt to adjusted EBITDA ratio of 1.43x being well within comfort levels. Although net debt increased by R6.8 billion (US$367 million) (borrowings of R34.2 billion (US$1.9 billion) and cash and cash equivalents of R15.5 billion (US$844 million)) the primary reason for the increase in leverage from 0.58x at the end of H2 2023 was the decline in the 12 month trailing adjusted EBITDA to R13.1 billion (US$0.7 billion).
To guard against further declines in adjusted EBITDA that may result from protracted low PGM prices, the uplift on Group debt covenants to 3.5x until 30 June 2025 and to 3.0x until 31 December 2025 provides significant financial headroom and reduces financial risk. The other
Balance sheet protection measures announced by the Group post the end of H1 2024 (as discussed previously) have further reinforced the Group Balance sheet and significantly improved the Group’s financial liquidity and flexibility.
1  Normalised earnings is not a measure of performance under IFRS. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. See note 9 of the condensed consolidated financial statements for the definition and reconciliation of normalised earnings
OPERATING GUIDANCE FOR 2024*
Operating guidance for the 2024 year for the SA gold operations and capital for the Keliber lithium project have been revised downward for 2024. US PGM guidance is unchanged and does not account for any possible impacts of the planned further restructuring during H2
2024. Any changes to guidance will be announced when known.  Guidance for the other operations remains unchanged.
•2E mined production from the US PGM operations is forecast to be between 440,000 2Eoz and 460,000 2Eoz, with AISC between
US$1,365/2Eoz (R23,888/2Eoz) to US$1,425/2Eoz (R24,938/2Eoz) excluding any possible S45X credit (45X Advanced Manufacturing
Production Credit (S45X credit)) for 2024. Capital expenditure is forecast to be between US$175 million and US$190 million (R3.1 billion and R3.3 billion), including approximately US$13 million (R228 million) project capital
•3E PGM production for the US PGM recycling operations is forecast to be between 300,000 3Eoz and 350,000 3Eoz fed for 2024.
Capital expenditure is forecast at US$700,000 (R12 million)
•4E PGM production from the SA PGM operations for 2024 is unchanged and forecast to be between 1.8 million 4Eoz and 1.9 million
4Eoz including approximately 80,000 4Eoz of third party PoC, with AISC at our managed operations between R21,800/4Eoz and
R22,500/4Eoz (US$1,245/4Eoz and US$1,285/4Eoz) - excluding cost of third party PoC. Capital expenditure is forecast at R6.0 billion
(US$343 million)* for the year
•Following the production disruptions highlighted at Kloof and Beatrix for H1 2024, gold production from the managed SA gold operations (excluding DRDGOLD) for 2024 has been revised lower and is now forecast at between 16,500kg (530koz) and 17,500kg
(563koz). AISC is forecast to be between R1,250,000/kg and R1,350,000/kg (US$2,222/oz and US$2,399/oz). Capital expenditure is forecast at R3.9 billion (US$223 million), including R390 million (US$22 million) of project capital expenditure provided for the Burnstone project
•Production from the Sandouville nickel refinery for 2024 is forecast at between 7.5 kilotonnes and 8.5 kilotonnes of nickel product, at a nickel equivalent sustaining cost of between €21,000/tNi (R399k/tNi)* and €23,000/tNi (R437k/tNi)* and capital expenditure of €8 million (R152 million)*
•Capital expenditure at the Keliber lithium project for 2024 is revised lower to €300 million (R5.7 billion)*
•Production from the Century zinc tailings retreatment operation for 2024 is forecast at between 87 kilotonnes and 100 kilotonnes of zinc metal (payable) at an AISC of between A$3,032 and A$3,434/tZn (US$2,032 and US$2,302/tZn or R35,560 and R40,285/tZn) and
capital expenditure of A$17 million (US$11 million or R196 million). Project capital on the Mt Lyell copper/gold project for 2024 is forecast to be A$6.6 million (US$4 million or R77 million)
* The guidance has been translated where relevant at an average exchange rate of R17.50/US$, R19.00/€ and R11.73/A$
NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      7
SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

SAFETY
Our primary safety goal for 2024 continues to be eliminating fatal and serious incidents through our Fatal elimination strategy, which comprises three key pillars: critical controls, critical lifesaving behaviours and critical management routines.  Since implementing this strategy, meaningful reductions in risk have been achieved across the majority of our operations and are reflected in the further improvement in safety lagging and leading indicators. During H1 2024, the Group achieved the lowest Serious Injury Frequency Rate (SIFR)
and Total Recordable Injury Frequency Rate (TRIFR) since its inception in 2013. There has also been a consistent decline in high potential incidents (HPIs) since H2 2022.
When we commenced our Fatal elimination strategy in 2022, our initial focus was to address the identified major risks that historically caused the most fatal incidents at our operations. This led to the development of 19 Group minimum standards covering all the major risk areas at our operations and provided the basis for a real  reduction in the major hazards most prominent in our business.
We continue to encourage a bottom-up approach to safety, empowering our entire workforce to take ownership of their and their colleagues’ safety. The considerable increase in the proportion of safety stoppages initiated by frontline employees, to 74% from a baseline of 30% at the start of 2023 and a starting point of 3% in early 2022, serves as a strong leading indicator of heightened awareness and a safety-oriented and enabled culture among our frontline employees, driving our safety value. These developments are helping to build trust and allow line management to provide the leadership required to enable employees to work safely in all respects.
The key focus for 2024 will remain on fully entrenching our strategy and enabling teams to deliver sustainable safe predictable production as we further embed our values-based decision-making culture.
In this regard, it was pleasing to note the overall improvement in Group safety indicators year-on-year. The Group serious injury frequency rate (SIFR) improved from 2.79 (per million hours worked) for H1 2023 to 2.12 for H1 2024, a 24% improvement, with the lost time injury frequency rate (LTIFR) decreasing by 17% from 4.78 to 3.97 and  total recordable injury frequency rate (TRIFR) decreasing from 5.46 to 4.42 for the same period.
Notwithstanding the progress being made through our Fatal Elimination Strategy, the loss of any colleagues is deeply mourned. On 4 June
2024, Mr Nelson Kunene, a 39-year-old drill rig operator at three shaft, Beatrix operation, was fatally injured when the drill rig toppled over and he was caught between the boom of the rig and the sidewall. On 27 June 2024, Mr Ekabang Hlasa, a 54-year-old loader operator at
Masimthembe shaft Kloof operation, succumbed to injuries sustained during a fall of ground incident. Together with the loss of Mr Reginald
Sekati a utility vehicle operator at Bathopele, Rustenburg operation, during Q1 2024, a total of three fatalities was experienced during H1
2024, compared with six fatalities during H1 2023. The Group fatal injury frequency rate (FIFR) (per million hours worked) improved from 0.07 for H1 2023 to 0.04 for H1 2024. All incidents have been investigated with relevant stakeholders to understand the root causes and specify risk mitigation measures for implementation.
The Board and management of Sibanye-Stillwater extend their sincere condolences to the loved ones, families and friends of our deceased colleagues, and support has been provided to the families of the deceased.
Turning to the various operations, the SA PGM operations reported an improvement in the safety performance for H1 2024 with the TRIFR decreasing from 5.44 for H1 2023 to 4.05 for H1 2024, a decrease of 26%. Pleasingly the SIFR improved by 32% from 2.37 for H1 2023 to 1.60 for H1 2024, one of the lowest SIFRs ever recorded.
The SA gold operations safety performance also improved, notwithstanding two fatalities reported in H1 2024 (six fatalities in H1 2023), with the FIFR decreasing from 0.19 for H1 2023 to 0.07 for H1 2024. The TRIFR also improved from 4.97 for H1 2023 to 4.27 for H1 2024.
The US operations safety performance for H1 2024 regressed, with recordable injuries increasing from 28 to 30 year-on-year, resulting in the
TRIFR increasing from 12.61 for H1 2023 to 15.73 for H1 2024. The integration of the recent acquisition of Reldan precious metals recycling group, is underway and their results are included as part of the US region from 1 April 2024.
The European region recorded a TRIFR of 3.12 for H1 2024, a slight regression as compared to 2.90 for H1 2023. The TRIFR of the European operations is significantly lower than the Group average of 4.42, as a result of Sandouville being an industrial surface complex and the commencement of construction of the Keliber lithium project. The improved focus placed on unsafe work stoppages during 2024 in this region is notable.
The Australian region reported three recordable injuries during H1 2024, at a TRIFR of 9.50.  The consistent percentage (>80%) of frontline stoppages recorded during 2024 is a reflection on the mature safety culture already entrenched in the region.
OPERATING REVIEW
Americas (US) region
US PGM operations
The US PGM operations' performance for H1 2024 confirmed the effectiveness of the revised restructuring plan implemented in Q4 2023, delivering the highest production and the lowest AISC since H2 2021.  Despite the operational improvement however depressed PGM prices remain a significant challenge and further actions to address the cost structures at the US PGM operations are being taken.
Mined 2E PGM production of 238,139 2Eoz for H1 2024 was 16% higher than for H1 2023, with tonnes milled and plant head grade both improving by 9% and 7% respectively year-on-year. Even adjusting for the impact of the shaft incident at the Stillwater West mine which reduced  H1 2023 production by 24,600 2Eoz, production would have been 3% higher.
2E PGM production from the Stillwater mine of 155,222 2Eoz for H1 2024, was 26% higher than for H1 2023, with production from the East
Boulder mine of 82,918 2Eoz, 1% higher.
AISC of US$1,343/2Eoz (R25,149/2Eoz) for H1 2024 was 23% lower than for H1 2023, primarily due to increased production, and significantly lower ORD and sustaining costs. AISC excluding the IRS credit adjustment provided for (45X Advanced Manufacturing Production Credit
45x), would have declined by 27% to US$1,366/2Eoz (R25,566/2Eoz). The 45x provision for H1 2024 of US$5 million (R99 million) was lower than provided for  H1 2023 (US$25 or R455 million) due to 45x provisions being limited to processing and not applying to mining as per the limited guidance issued by the IRS during H2 2024, after which the H1 2023 45X provision was adjusted on a cumulative basis during H2
2023.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      8
In line with the revised production plan ORD expenditure declined from US$111 million (R2.0 billion) for H1 2023 to US$65 million (R1.2 billion)
for H1 2024, or a decline in unit cost terms of 49% from US$541/2Eoz (R9,858/2Eoz) for H1 2023 to US$273/2Eoz (R5,119/2Eoz) for H1 2024.
Sustaining capital decreased by 51% to US$21 million (R391 million) for H1 2024, a decrease in unit cost terms of 58% or US$122/2Eoz
(R2,173/2Eoz) to US$88/2Eoz (R1,6425/2Eoz). This reduced expenditure was primarily due to ventilation improvement costs incurred during
H1 2023 which were not repeated during H1 2024, reduced transport and mining fleet replacement and lower expenditure on tailings storage facilities (TSF) year-on-year.
The 30% decline in the average 2E PGM basket price to US$977/2Eoz (R18,289/2Eoz) for H1 2024 was the primary reason for the decline in adjusted EBITDA year-on-year, despite improved production and lower AISC. Adjusted EBITDA of US$27 million (R488 million) for H1 2024 was 49% lower than for H1 2023. Adjusted EBITDA for H1 2024 benefited from the award of a US$43 million (R812 million) insurance claim related to the 2022 flood, which was received in Q1 2024. Excluding the insurance claim, adjusted EBITDA would have been negative
US$16 million (R306 million)
Capital expenditure decreased by 47% year-on-year to US$93 million (R1.7 billion), with 92% (or US$86 million/R1.6 billion) of this amount spent on ORD and sustaining capital. Growth project capital was 68% lower at US$7 million (R134 million) with the Stillwater East (Blitz)
project capital suspended following the repositioning of operations for the lower price environment.
US recycling operations
US PGM recycling operation
The uncertain global economic and geopolitical outlook, ongoing recessionary concerns and higher interest rates led to decreased consumer demand for new vehicles, with light duty vehicles (LDV) remaining in service for extended periods and fewer vehicles being scrapped.
Reflecting these factors, average volumes of spent autocatalysts fed at the US PGM recycling operation of 10.7 tonnes per day (tpd) for
H1 2024 were 2% lower when compared to H1 2023 feed rates of 10.9 tpd. During H1 2024, 1,959 tonnes of recycled material was purchased and processed. At the end of H1 2024, approximately 62 tonnes of recycling inventory was on hand, from H1 2023 ending inventory of 27 tonnes.
Adjusted EBITDA from the PGM recycling operation decreased by 61% year-on-year to US$8 million (R147 million). The decrease was due to a 54% decrease in the average 3E PGM recycle basket price to US$1,252/3Eoz (R23,437/3Eoz) and 3E PGM sold increasing by 3% to
157,990 3Eoz.
The current environment remains challenging, however, feed rates have stabilised. Following the recent acquisition of Reldan operations and significant progress in integration, potential synergies are also being assessed.
Reldan recycling operations
The acquisition of the Reldan recycling operations was concluded on 15 March 2024 and financially consolidated into the Group from
March 2024. For the period since the closure of the transaction, Reldan processed 6 million lbs of mixed scrap and sold 41,868 oz gold,
855,870 oz silver, 7,143 oz platinum, 7,5000 oz palladium, and 1.1 million lbs of copper.
Adjusted EBITDA of US$0.3 million (R6 million) and adjusted free cash flow of US$9 million (R171 million) were generated by the Reldan operations for the period since acquisition. The integration of Reldan into Sibanye-Stillwater is well advanced and is expected to be completed by year end.
Southern Africa (SA) region
SA PGM operations
The operational performance from the SA PGM operations for H1 2024 (including attributable production from Mimosa and third-party purchase of concentrate (PoC)) was solid, with 4E PGM production of 878,606 4Eoz, 4% higher than for H1 2023. The acquisition of Anglo
American Platinum Limited’s 50% share of the Kroondal Pool and Share Agreement from 1 November 2023 resulted in an additional 67,834
4Eoz of attributable production for H1 2024, which more than offset the impact of the restructuring and closure of loss-making shafts during the period, the failure of the Siphumelele shaft bin which impacted production for two months and the unprotected sit-in and industrial action at the Kwezi and K6 shafts, Kroondal operation. Production from the Kroondal operation was also lower year-on-year due to the closure of the Simunye shaft and Klipfontein open cast mine towards the end of 2023.
4E PGM production (excluding PoC of 50,146 4Eoz) of 828,460 4Eoz, was 4% higher year-on-year, with underground production of 751,064
4Eoz and surface production of 77,396 4Eoz for H1 2024 (excluding PoC) both increasing by 4%. Production has increased steadily after a slow start to the year with production for June 2024 the highest for H1 2024.
Comparison of total operating cost on a direct basis year-on-year, is difficult due to the consolidation of 100% of Kroondal's costs for H1
2024 (only an attributable 50% for H1 2023) as well as restructuring costs and disruptions incurred during H1 2024, with some of the benefits of the restructuring still to come through in H2 2024.
AISC (excluding PoC) of R21,533/4Eoz (US$1,150/4Eoz) for H1 2024 increased by 9% year-on-year. This increase was primarily driven by a
17% year-on-year increase at the Kroondal operations primarily due to reduced production from the Simunye shaft and the Klipfontein opencast mine that ended in 2023 and the production impact of the illegal strike action. Unit cost at the Rustenburg operation increased by 8% year-on-year, a pleasing result considering higher sustaining capital invested at the Rustenburg operations associated with
Kroondal extension projects, and the negative impact of the Siphumelele shaft bin incident which halted production from this shaft for 8 weeks. Costs at Marikana were also well managed with unit costs increasing 9% over the comparison period, primarily driven by restructuring costs associated with the 4B and Rowland shafts and a once of liability adjustment.  These impacts were partly mitigated by lower royalties which declined by 75% due to a significant decline in revenue, ORD which declined by 13% due to less development at the 4B, Rowland and Siphumelele shafts. AISC (including PoC) of R21,448/4Eoz (US$1,146/4Eoz) for H1 2024 was 6% higher than for H1 2023, due to a 22% decrease in PoC purchase costs to R1.2 billion (US$66 million), as a result of the year-on-year decline in the PGM basket price.
By-product credits increased by 16% to R5.9 billion (US$316 million) or in unit terms by 12% to R6,733/4Eoz (US$360/4Eoz) primarily due to a
42% increase in the value of chrome sold to R3.1 billion (US$168 million), which was 53% of the by-product credits for H1 2024.
H1 2024 chrome sales of 1,295 kilotonnes (kt) were 19% higher than for H1 2023. Chrome revenue of R3.1 billion (US$168 million) for H1 2024 was 42% higher than for H1 2023, due to increased sales volumes and a 4% increase in the received chrome price of US$298/t. The
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      9
strategic investment in increasing chrome production over the past years, has delivered a strategically relevant and diversified component of the basket of metals produced. Chrome sales have increased from approximately 1,800 kt million tonnes in 2021 to over
2,500kt forecast for 2024.
The SA PGM operations remained profitable despite the significant decline in the 4E PGM basket price. Adjusted EBITDA of R4.8 billion
(US$255 million) for H1 2024 was 60% lower than for H1 2023 due to the average 4E PGM basket price for H1 2024 declining 28% to
R24,499/4Eoz (US$1,309/4Eoz), partly offset by the 3% depreciation of the rand versus the US dollar year-on-year.
Capital expenditure for H1 2024 was stable year on year, decreasing by 1% to R2.5 billion (US$136 million) compared to H1 2023. ORD declined by 13% due to less development at the 4B, Rowland and Siphumelele shafts post the restructuring, offsetting the combined effects of an 18% increase in sustaining capital. Project capital increased by 1% to R444 million (US$24 million) with spending primarily on the Marikana K4 project (R350 million/US$19 million) and R79 million (US$4 milion) spent at Rustenburg on a reflux classifier chrome recovery unit acquired  from a third party.
Production from the Rustenburg operation of 295,266 4Eoz for H1 2024 was 6% lower than for H1 2023, with underground production of
257,059 4Eoz, 7% lower and surface production of 38,207 4Eoz, 4% higher year-on-year. Production was impacted by the Siphumelele head gear bin failure that resulted in a loss of two months of production from March 2024 and with a phased startup from May 2024. After a slow start to the year, the production trend has improved steadily during H1 2024. AISC of R19,721/4Eoz (US$1,053/4Eoz) for H1 2024 was
8% higher year-on-year primarily as a result of lower production and sustaining capital which increased by 27% to R347 million (US$19 million) due to Siphumelele shaft repair costs and other once of items as well as R19 million (US$1 million) investment in the Thembelani incline shaft deepening project which will extend the shaft to access UG2 reef. The Thembelani shaft deepening project is expected to be completed in 2028 at a total cost of R680 million (in 2022 terms). Offsetting these costs was a 72% decrease in royalties due to lower PGM prices, ORD which declined by 11% and by-product credits which were 24% higher to R2.7 billion (US$143 million) primarily due to the 45%
increase in chrome revenue. Chrome sold for H1 2024 increased by 32% year-on-year. By-products  credits reduced AISC by R9,053/4Eoz
(US$484/4Eoz).
Production from the Marikana operation for H1 2024 (including third party PoC) of 362,835 4Eoz was 1% lower than H1 2023 with PoC processed of 50,146 4Eoz, 1% higher. Production (excluding PoC) of 312,689 4Eoz was 2% lower with underground production of 296,669
4Eoz, 3% lower and surface production of 16,020 4Eoz, 30% higher year-on-year, benefiting from better recoveries and improved plant stability following the conversion from hydro mining to a hydro/mechanical hybrid method in 2023. The Marikana underground operations were impacted by the restructuring of the Rowland shaft (13,868 4Eoz) and underperformance and subsequent closure of the 4B shaft
(14,490 4Eoz), which was partially offset by increased production from the K4 shaft. AISC (including PoC) of R23,735/4Eoz (US$1,268/4Eoz), was only 3% higher year-on-year, with PoC purchase costs declining by 22% year-on-year to R1.2 billion (US$66 million) in line with the decline in PGM prices. AISC (excluding PoC) increased by 9% year-on-year to R24,308/4Eoz (US$1,299/4Eoz) for H1 2024. The primary factors driving AISC for the Marikana operation, other than above inflation cost factors, was marginally lower production and a once off
R372 million liability adjustment in Q1 2024 which increased H1 2024 AISC (excluding PoC) by  R1,190/4Eoz (US$64/4Eoz) or 5%. Offsetting
these factors was a 79% decline in royalties year-on-year due to the lower PGM basket price and 13% lower ORD, primarily due to lower primary development at the restructured  B4 and Rowland, shafts.
The K4 project produced 26,178 4Eoz for H1 2024 (7,063 4Eoz for H1 2023), with production expected to increase during H2 2024 as additional ledging crews are trained and deployed. During the K4 project build up phase operating costs, ORD and sustaining capital will remain elevated on a unit cost basis, but are expected to reduce as production increases. AISC for H1 2024 was approximately
R47,000/4Eoz, but is expected to reduce to around R20,000/4Eoz by 2029. Project capital guidance of R825 million (US$51 million) is unchanged for 2024, with R350 million (US$19 million) spent for H1 2024.
Production from the Kroondal operation for H1 2024 of 135,668 4Eoz was 62% higher year-on-year due to the consolidation of 100% of the operations. On a comparable 100% basis year-on-year,  production 31,364 4Eoz or 19% lower, primarily due to the closure of the Simunye shaft (-10,692 4Eoz) and Klipfontein opencast mine (-12,306 4Eoz), as well as the unprotected sit-in at the Kwezi shaft and subsequent associated disruptions. AISC increased by 17% year-on-year to R20,845/4Eoz (US$1,114/4Eoz), mainly as a result of the decline in production.
Attributable PGM production from Mimosa for H1 2024 of 61,668 4Eoz was 8% higher than for H1 2023, with tonnes milled increasing by 8%
and recoveries by 3% due to optimisation of the reagent suite. AISC of US$1,151/4Eoz (R21,551/4Eoz) was 10% lower year-on-year, due to higher production and reduced sustaining capital following  the completion of the plant optimization study and pending completion of the new TSF in Q3 2024.
PGM production from Platinum Mile for H1 2024 of 23,169 4Eoz was 8% lower than for H1 2023, as a result of lower run of mine tonnes surface mined tailings feed. Recoveries have continued to improve post the Waterval West dam conversion to 100% mechanical from hydro-mining, which has improved plant stability resulting in a 4% increase in recovery year-on-year. AISC increased by 4% to R11,049/4Eoz
(US$590/4Eoz) despite lower production primarily due to by-product credits which increased by 254% to R145 million (US$8 million). A chrome extraction plant completed at the end of 2023 is in build-up phase and produced 40kt of chrome for H1 2024, which is forecast to build up to 120kt pa. Project capital expenditure declined by 58% to R15 million (US$1 million) for H1 2024 as a result of the completion of the chrome extraction plant.
SA gold operations
Production from the managed SA gold operations (excluding DRDGOLD) for H1 2024 decreased by 21% or 2,163kg (69,542oz) to 8,248kg
(265,179oz), with production from the Kloof operation accounting for 68% or 1,461kg (46,972oz) of the production decline. The absence of production from Kloof 4 shaft which was closed during Q4 2023, was compounded by seismic activity at Kloof main shaft which restricted access to high grade panels. Production from the Beatrix operation for H1 2024 was 18% lower contributing 17% of the year-on-year shortfall primarily due to a back-break incident. The Driefontein operation was also temporarily impacted by seismicity and geological challenges however production recovered from a slow start to the year and was much improved by the end of H1 2024. Production from the SA gold operations (including DRDGOLD) for H1 2024 of 10,703kg (344,109oz) was 17% lower than for H1 2023.
As a result of the constrained production, AISC (excluding DRDGOLD) increased by 20% year-on-year to R1,339,500/kg (US$2,226/oz). AISC
(including DRDGOLD) of R1,250,647 (US$2,078/oz) was 18% higher year-on-year. AISC/oz is expected to reduce in H2 2024 as production/
gold sales increase and the full effect of the regional restructuring is realised.
The average gold price received for H1 2024 increased by 18% to R1,327,000/kg (US$2,205/oz) offsetting the impact of the operational disruptions to a large extent. Adjusted EBITDA (Including DRDGOLD) of R2.2 billion (US$117 million) for H1 2024, decreased from R2.4 billion
(US$130 million) for H1 2023, with adjusted EBITDA from the SA managed operations of R1.1 billion (US$59 million) declining from R1.4 billion
(US$79 million) for H1 2023. With the restructuring now largely concluded and remedial action taken at the Driefontein and Beatrix
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      10
operations, it is anticipated that production will improve during H2 2024, with the operational and regional services restructuring which was concluded in June 2024, also expected to reduce AISC for the SA region operations.
Capital expenditure (excluding DRDGOLD) decreased by 27% year-on-year to R2.0 billion (US$106 million) primarily due to the closure of
Kloof 4 shaft although ORD increased by 1% to R1.4 billion (US$75 million) due to increased secondary reef development to maintain flexibility at the Kloof and Driefontein operations. Sustaining capital declined by 29% to R292 million (US$16 million) due to significantly lower sustaining capital requirements at both the Beatrix and Kloof operations. Project capital for H1 2024 of R284 million (US$15 million)
was 69% or R618 million (US$34 million) lower as a result of the Burnstone project being slowed down with R281 million (US$15 million) spent for H1 2024. Capital expenditure (including DRDGOLD) for H1 2024 increased by 32% to R4.4 billion (US$237 million) as a result of a significant increase in project capital at DRDGOLD (refer to commentary at the end of this section).
Production from the Driefontein operation recovered after a slow start to the year. Monthly production increased from less than 400kg to
650kg to 700kg per month during the period, with underground production for H1 2024 of 3,499kg (112,495oz), 10% lower than for H1 2023 as a result of two Section 54 stoppages at 5 shaft, and seismic incidents which restricted access to high grade panels at 4 and 8 shafts.
Production for the remainder of the year is expected to be steady. Surface production of 48kg (1,543oz) was 35% lower year-on-year due to depletion of surface resources as planned. AISC of R1,226,140 (US$2,037/oz) was 15% higher year-on-year due to lower production, annual inflationary increases and additional costs incurred to re-establish workplaces damaged by seismicity. ORD increased by 8% for H1
2024 to R819 million (US$44 million) to maintain mining flexibility. Sustaining capital expenditure decreased by 6% to R178 million (US$10 million) due to a slower start-up of the D1 and D4 pillar projects and a change in contractor terms to performance based.
Underground production from the Kloof operation of 1,944kg (62,501oz) for H1 2024 was 46% lower than for H1 2023, primarily due to the closure of Kloof 4 shaft in late 2023 which produced 720kg (23,149oz) for H1 2023. In addition seismicity affecting high grade panel access at Kloof main shaft necessitated redeployment of crews to lower grade areas resulting in 514kg (16,525oz) less production from Kloof main shaft  year-on-year. Surface production of 381kg (12,249oz) for H1 2024 was 84% higher than H1 2023 due to 18% greater tonnes milled and yield increasing by 56%, due to early processing of high grade material at the  Driefontein and Ezulwini plants which have spare capacity.
AISC for H1 2024 of 1,610,671/kg (US$2,676/oz) was 34% higher year-on-year as a result of lower production with gold sold (41)% lower at
2,399kg (77,130oz). Associated with the closure of Kloof 4 shaft, ORD declined by 5% to R445 million (US$24 million), partially offset by an increase in off-reef development at Kloof 8 shaft and sustaining capital decreased by 41% to R106 million (US$6 million).
Underground production from the Beatrix operation of 1,721kg (55,331oz) for H1 2024 was 15% lower than H1 2023 due primarily due to the two significant back break incidents which occurred on 18 March 2024 and 8 April 2024 in wide channel mining (4 metre stoping width)
back areas, where different support standards are now being applied. Mining recommenced in June using the revised support method and is being phased-in over Q3 2024 with some residual impact expected until the end of 2024. AISC increased by 16% year-on-year to
R1,213,437/kg (US$2,016/oz), primarily due to the decline in production and 15% lower gold sold, as well as above  inflation cost pressures.
ORD for H1 2024 was 16% lower at R141 million (US$8 million) due to a decrease in off-reef development with sustaining capital declining by 80% to R8 million (US$0.4 million) due to projects completed in 2023 and re-classification of other projects.
Gold production from the Cooke surface operation for H1 2024 increased by 14% to 645kg (20,737oz) year-on-year with AISC 29% higher year-on-year to R1,364,055/kg (US$2,266/oz) on the back of above inflation increases in chemicals and steel balls and higher aggregate purchase costs of third-party gold bearing material where the purchase price is linked to the gold price. Purchase of aggregate material increased from 288kg (9,259oz) for H1 2023 to 458kg (14,725oz) for H1 2024, but resulted in increased profitability.
Gold production from DRDGOLD for H1 2024 decreased by 4% to 2,455kg (78,930oz) with tonnes milled increasing by 8% and yield declining by 11% year-on-year, due to depletion of reclamation sites before transferring activity to new sites, which were delayed. AISC for H1 2024  increased by 11% to R933,985/kg (US$1,552/oz) as a result of gold sold being 4% lower year-on-year and above inflationary increases in cash operating costs. This increase was moderated by sustaining capital being 47% lower at R123 million (US$7 million).
Sustaining capital declined as a result of lower capital spent on the development of the new reclamation sites with spend having been largely incurred in 2023. Project capital increased from R427 million (US$23 million) for H1 2023 to R2.3 billion (US$125 million) for H1 2024 primarily on the construction of the Ergo’s solar power plant and battery power storage facility underway. Capital was also invested in the
Far West Gold Recoveries’ Phase II project, to double the capacity at the Driefontein 2 Plant and to commence construction of the  800-
million-tonne regional tailings storage facility). The average rand gold price received by DRDGOLD in H1 2024 increased by 19% year-on-
year to R1,330,888/kg (US$2,211/oz) with adjusted EBITDA increasing by 16% to R1.1 billion (US$58 million).
The Burnstone project
Capital investment in the Burnstone project was deferred in H1 2024, with stoping and development activities ceasing apart from the triple barrel main decline shaft development to access the lower mine, which is progressing well.
European region
Sandouville nickel refinery
The operating performance of the Sandouville nickel refinery for H1 2024 improved year-on-year with nickel equivalent production of
4,270tNi, 22% higher than for  H1 2023. Nickel metal production increased by 36% to 3,671tNi and nickel salts production of 599 tNi was 24%
lower, in line with plan. As a result of a build-up in nickel salts inventory and anticipated lower demand from customers, nickel salts production was reduced to adapt to market requirements with a focus on maximising nickel metal output. The plant stability and reliability have improved steadily following extensive maintenance and improvements made to the cathode circuit in 2023, with nickel recoveries improving to 97.9%.
The nickel-equivalent sustaining cost of US$23,684/tNi (R443,366/tNi) for H1 2024 was 37% lower year-on-year as a result of the higher production, moderating unit prices of energy and reagents, and the lower costs of purchasing nickel matte which is linked to the London
Metal Exchange (LME) nickel price and is a meaningful costs component (the average LME nickel cash price was 28% lower year-on-year at US$17,40/tonne for H1 2024). By-product credits of US$5 million (R88 million), 22% lower year-on-year and sustaining capital 10% higher year-on-year at US$6 million (R107 million) incurred to continuously improve plant maintenance and de-bottleneck in order to enhance plant stability.
Nickel metal sales increased by 28% to 3,635 tonne for H1 2024 with nickel salts sales 34% higher at 797 tonnes, 198 tonnes higher than produced, with a temporary pick-up in demand allowing Sandouville to destock accumulated inventory. Since 1 Jan 2024, total working capital has declined from approximately US$33 million to US$24 million, a decline of 27%. Despite a 24% year-on-year decline in the nickel-
equivalent average basket price for H1 2024 to US$20,309/tNi (R380,190/tNi), the H1 2024 adjusted EBITDA loss was US$15 million (R280 million), less than half the US$35 million (R627 million) adjusted EBITDA loss incurred for H1 2023.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      11
Keliber lithium project
The development of the Keliber lithium project progressed well during H1 2024, with the refinery the most advanced, while the earthworks for the concentrator and the mines have also commenced.
Most of the permits have been obtained and are legally valid, except for Rapasaari-Päiväneva environmental permit (covering the concentrator and the Rapasaari open pit mine) where, after an appeal process, certain permit conditions were sent back to the permitting authority for further review. The amended application is expected to be submitted by the end of 2024. The environmental permit is valid however and allows the construction of the concentrator to proceed. The commencement of production from the concentrator is however subject to the permitting authority’s review and the issuance of an enforceable permit decision. The current expectation is that the concentrator operations can commence as planned. The feedstock will be secured from the Syväjärvi mine in the event of delays in finalising the Rapasaari permit.
On 22 August 2024, Sibanye-Stillwater secured a €500 million Green loan financing for the Keliber lithium project. For more information, please refer to www.sibanyestillwater.com/news-investors/news/news-releases/. The Green loan completes the full financing requirement for the Keliber lithium project, and ensures that Group cash and debt facilities are ring-fenced for operational and corporate requirements.
Key developments for H1 2024
•The on-site construction work is progressing well at both the lithium refinery in Kokkola and the concentrator in Päiväneva
•Laying of the foundation stone of the concentrator was celebrated on 4 June 2024 in Kaustinen
•Exploration also progressed for H1 2024 with 43 holes totalling 8,231 meters drilled at the key exploration targets. Several excellent intercepts have been reported, including 19.10 metres @1.16% Li2O and 7.85 metres at 1.82% Li2O. A seasonal regional exploration campaign commenced with boulder mapping and till sampling. Several new exploration permits were received from the mining authorities
•Capital expenditure forecast for the project remains unchanged at €667 million (Jan 2024 real terms), including an inflation and contingent adjustment of €11 million. Project capital expenditure spent for H1 2024 was €133 million (R2.7 billion), 100% higher year-on-
year with capital expenditure spent to date circa €260 million (R5.9 billion). The project capital guidance for 2024 is unchanged at €361 million (R6.9 billion)*
*  The guidance has been translated where relevant at an average exchange rate of  R17.50/US$ and  R19.00/€
Australian region
Century zinc retreatment operation
Sibanye-Stillwater obtained a controlling interest in New Century Resources on 22 February 2023 and this, together with the severe adverse weather conditions in March 2023, which resulted in the flooding of the operation and the suspension of hydro mining for approximately three weeks, makes the comparison of the  H1 2023  results to the full H1 2024 results  impractical.
The Century zinc tailings retreatment operation (Century operation) produced 42kt of payable zinc metal for H1 2024 at an AISC of
US$2,2281/tZn (R41,710/tZn). Production for H1 2024 was impacted by wet weather in Q1 2024, albeit less severe than the H1 2023 weather event which caused major flooding. Production recovered strongly in Q2 2024 with the 16kt of payable zinc produced for Q1 2024 rising to
26kt for Q2 2024, 57% higher quarter-on-quarter. The rain related downtime allowed for the completion of opportune maintenance work, which was brought forward, and one of the two annual shutdowns was completed in March 2024.
For H1 2024 the Century zinc tailings retreatment operation reported an adjusted EBITDA loss of US$19 million (R351 million) with the
Australian region reporting an adjusted EBITDA loss of US$22 million (R410 million). For H1 2024 payable zinc sold was 31kt, 11kt lower than payable zinc metal produced with a build-up of unsold concentrate at the Karumba port, due to the timing of shipments  as a result of planned maintenance of trans-shipment vessels. A substantial portion of this inventory was shipped in July and August 2024 with the remaining inventory planned to be shipped over the rest of the year.
With the sale of concentrate inventory, improving fundamentals of the zinc market and a strong increase in the LME zinc price since the end of March 2024, lower benchmark zinc treatment charges and record low spot treatment charges recently recorded, the outlook for the Century zinc tailings retreatment operation is positive for the remainder of the year.
The Century operation spent US$2 million (R35 million) on sustaining capital expenditure and the Australian Region spent US$1 million (R17 million) on regional growth projects, including the Mt Lyell feasibility study (AACE Class 3 Estimate) which was completed during the period. A subsequent Class 2 Feasibility Study will now be undertaken, targeting completion in 2025.
During June 2024 a zero-cost collar hedging arrangement was entered into with 2,000 tonnes of payable zinc per month hedged from
July 2024 through to December 2025 with a floor and cap of approximately A$4,133 and A$4,421 respectively.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      12
FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 30 June 2024 (H1 2024) compared with the six months ended 30 June 2023 (H1 2023)
The reporting currency for the Group is SA rand (rand) and the functional currency of both the US PGM and US Reldan operations is US dollar (US$).
The results of the US PGM operations are therefore translated to rand at the average exchange rate for the six months, which for H1 2024 was
R18.72/US$ or 3% weaker than for H1 2023 (R18.21/US$). The results of the US Reldan operations were translated to rand at the average exchange rate since acquisition, which for H1 2024 was R18.65/US$ (average exchange rate for the period from 15 March 2024, the effective date of the acquisition). The functional currency of the European operations, comprising of Sandouville nickel refinery and the Keliber lithium project, is the
Euro (€) and the results of the Sandouville nickel refinery were translated to rand at the average exchange rate for the six months, which for H1
2024 was R20.24/€ or 3% weaker than for  H1 2023 (R19.69/€). The Keliber lithium project is in the development phase and project development expenses are capitalised in accordance with the Group’s accounting policies for property, plant and equipment. The functional currency of the
Century zinc retreatment operation and the Mt Lyell copper mine project is the Australian dollar (A$) and the results of the Century zinc retreatment operation were translated to rand at the average exchange rate for the six months, which for H1 2024 was R12.33/A$ or 1% stronger than for
H1 2023 (R12.40/A$, average exchange rate for the period from 22 February 2023, the effective date of the Century acquisition). Mt Lyell, a previously operated underground copper mine was placed on care and maintenance in 2014 and a feasibility study, which considers the re-
establishment of this operation, is progressing according to plan.
Group financial performance
Group revenue for H1 2024 decreased by 9% to R55,204 million (US$2,949 million) mainly due to lower average PGM basket prices received following a further decline in PGM metal prices and lower sales volumes at the SA managed gold operations, partially offset by higher gold prices received during H1 2024. Group cost of sales, before amortisation and depreciation increased by 7% to R48,061 million (US$2,567 million) mainly due to higher sales volumes at all PGM operations (excluding Platinum Mile) and at the Century zinc retreatment operation and Sandouville nickel refinery, other cost increases at the SA PGM and US PGM underground operations and above inflation cost increases at the SA gold operations, partially offset by lower sales volumes of gold. Group (loss)/profit for H1 2024 decreased by 192% or R14,924 million (US$806 million) to a loss of
R7,138 million (US$379 million). Group adjusted EBITDA for H1 2024 decreased by 53% or R7,499 million (US$421 million) to R6,648 million (US$355 million). The 3% weaker rand relative to the US dollar, partially offset the effect of the lower average basket price at the PGM operations. Group amortisation and depreciation decreased by 13% to R4,134 million (US$221 million) mainly due to the impact of impairments recognised during H2
2023 at the US PGM underground operations, Century zinc retreatment operation and Sandouville nickel refinery, partially offset by the addition of the Reldan operations under the Group's Americas region which added US$4 million (R71 million) of depreciation during H1 2024.
The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in million - SA rand
	Revenue			Cost of sales, before amortisation and depreciation			(Loss)/profit for the period			Adjusted EBITDA			Amortisation and depreciation
	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change
SA PGM operations	26,649	30,350	(12)	(21,623)	(18,133)	19	1,469	8,227	(82)	4,766	11,794	(60)	(1,700)	(1,369)	24
Total Americas region	10,826	12,909	(16)	(10,941)	(11,487)	(5)	(6,994)	274	(2653)	641	1,347	(52)	(1,101)	(1,553)	(29)
US PGM underground operations	4,850	5,217	(7)	(5,121)	(4,166)	23	—	—	—	488	976	(50)	(1,028)	(1,551)	(34)
US PGM Recycling	3,710	7,692	(52)	(3,563)	(7,321)	(51)	—	—	—	147	371	(60)	(2)	(2)	31
Reldan operations[1]	2,266	—	—	(2,257)	—	—	(70)	—	—	6	—	—	(71)	—	—
Managed SA gold operations	11,614	12,419	(6)	(9,823)	(10,250)	(4)	(399)	234	(271)	1,117	1,442	(23)	(1,162)	(1,059)	10
DRDGOLD	3,266	2,842	15	(2,160)	(1,888)	14	767	758	1	1,084	933	16	(98)	(84)	17
European region	1,685	1,677	—	(1,914)	(2,329)	(18)	(228)	(665)	(66)	(365)	(663)	(45)	(16)	(97)	(84)
Australian region[2]	1,304	506	158	(1,600)	(851)	88	(1,021)	(592)	72	(410)	(502)	(18)	(57)	(569)	(90)
Group corporate[3]	(140)	(135)	(4)	—	—	—	(732)	(450)	63	(185)	(204)	9	—	—	—
Total Group	55,204	60,568	(9)	(48,061)	(44,938)	7	(7,138)	7,786	(192)	6,648	14,147	(53)	(4,134)	(4,731)	(13)

Figures in million - US dollars[4]
	Revenue			Cost of sales, before amortisation and depreciation			(Loss)/profit for the period			Adjusted EBITDA			Amortisation and depreciation
	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change
SA PGM operations	1,424	1,667	(15)	(1,155)	(995)	16	78	453	(83)	255	649	(61)	(91)	(76)	20
Total Americas region	579	708	(18)	(585)	(631)	(7)	(372)	13	(2962)	35	73	(52)	(59)	(85)	(31)
US PGM underground operations	260	286	(9)	(274)	(229)	20	—	—	—	27	53	(49)	(55)	(85)	(36)
US PGM Recycling	198	422	(53)	(190)	(402)	(53)	—	—	—	8	20	(61)	—	—	(3)
Reldan operations[1]	121	—	—	(121)	—	—	(4)	—	—	—	—	—	(4)	—	—
Managed SA gold operations	619	682	(9)	(525)	(563)	(7)	(22)	13	(269)	59	79	(25)	(62)	(58)	6
DRDGOLD	174	156	12	(115)	(104)	11	41	41	—	58	51	14	(5)	(5)	13
European region	90	92	(2)	(102)	(128)	(20)	(12)	(36)	(67)	(20)	(37)	(46)	(1)	(5)	(80)
Australian region[2]	70	28	150	(85)	(47)	81	(53)	(33)	61	(22)	(28)	(21)	(3)	(31)	(90)
Group corporate[3]	(7)	(7)	—	—	—	—	(39)	(24)	63	(10)	(11)	10	—	—	—
Total Group	2,949	3,326	(11)	(2,567)	(2,468)	4	(379)	427	(189)	355	776	(54)	(221)	(260)	(15)
1 The Americas region Reldan operations' results for the six months ended 30 June 2024 include the results  for the four months since 15 March 2024, the effective date of acquisition. Please refer to note 10.1 to the condensed consolidated financial statements for more information relating to the Reldan acquisition
2 The Australian region results for the six months ended 30 June 2023 includes the results of Century zinc retreatment operation for the four months since 22 February 2023, the effective date of acquisition
3 The effect of the Wheaton streaming transaction is included under Group Corporate. Please refer to note 16 of the condensed consolidated financial statements
4 Convenience translations have been applied to convert the rand Income Statement amounts into US dollars using a foreign exchange rate of R18.72/US$ for H1 2024 and R18.21/US$ for H1 2023
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      13
Revenue
Revenue from the SA PGM operations decreased by 12% to R26,649 million (US$1,424 million) due to a 28% lower average rand 4E basket price of
R24,499/4Eoz (US$1,309/4Eoz), partially offset by a 16% or 125,631 4Eoz increase in PGMs sold and a 1% increase in the sale of third-party purchase of concentrate (PoC) ounces. The increase in 4Eoz sold was a consequence of higher production volumes and higher opening stock in 2024.
At the US PGM underground operations revenue decreased by 9% to US$260 million (R4,850 million), mainly due to a 30% decrease in the average
2E basket price to US$977, partially offset by a 27% increase in ounces sold, correlated with the higher production achieved. The rand average 2E basket price decreased 28% to R18,289/2Eoz, offset by the higher sales volumes resulting in a 7% decrease in rand revenue to US$260 million
(R4,850 million). Revenue from the US PGM recycling operation decreased by 53% from US$422 million (R7,692 million) to US$198 million (R3,710 million) due to a 54% lower average realised basket price of US$1,252/3Eoz, partially offset by a 3% increase in recycled ounces sold. The 3%
weaker rand translated into a 52% decrease in recycling revenue to US$198 million (R3,710 million).
Since its acquisition the Reldan, operations sold silver (855,870 Toz), gold (41,868 Toz), platinum (7,143 Toz), palladium (7,500 Toz), copper (1,066,236
Lbs) and mixed scrap (2,044,892 Lbs) generating revenue of US$121 million (R2,266 million).
Revenue from the managed SA gold operations decreased by 6% to R11,614 million (US$619 million) mainly due to lower volumes. Production was impacted by the closure of Kloof 4 shaft during H2 2023 and increased seismic activity which restricted access to high grade panels at Kloof 1 shaft, seismicity and geological challenges which restricted access to high grade panels at Driefontein and management safety stoppages and a fall of ground incident at Beatrix, partially offset by a 18% higher rand gold price of R1,324,997/kg (US$2,201/oz). Revenue from
DRDGOLD increased by 15% to R3,266 million (US$174 million) due to a 19% higher rand gold price received of R1,330,888/kg (US$2,211/oz), partially offset by 4% lower sales volumes.
At the European region, revenue from the Sandouville nickel refinery increased marginally from R1,677 million (US$92 million) to R1,685 million
(US$90 million), mainly due to a 29% increase in total nickel sold correlated with the higher production, partially offset by a 22% lower nickel equivalent basket price of R380,190/tNi (US$20,309/tNi).
In the Australian region, revenue from the Century zinc retreatment operation increased by 158% to R1,304 million (US$619 million) mainly due to six months' contribution in H1 2024 compared to four months for H1 2023 since acquisition and a 13% increase in volume of zinc sold (payable) in concentrate at a 48% higher average equivalent zinc concentrate price of R44,297/zinc tonne (ztn) (US$2,366/ztn).
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 19% to R21,623 million (US$1,155 million) mainly due to additional contractor costs for secondary support, higher utility costs to mitigate ventilation constraints and higher maintenance costs, higher chrome costs and costs due to the addition of the 50% share in Kroondal. Mined underground 4E PGM production increased by 3% to 689,396 4Eoz due to the consolidation of an additional 50% of Kroondal production following the acquisition of Anglo American Platinum Limited's (Anglo) 50%
share in the PSA during Q4 2023, partially offset by lower production following the restructuring and closure of four shafts through S189 consultations during Q1 2024 and the Siphumelele shaft incident at Rustenburg. Surface production volumes excluding third-party PoC were 4% higher at 77,396
4Eoz. Third-party PoC at the Marikana smelting and refining operations increased by 1% to 50,146 4Eoz. PoC material is purchased at a higher cost than own mined ore, due to the direct correlation to the basket price of PGMs.
Cost of sales, before amortisation and depreciation at the US PGM underground operations increased by 20% to US$274 million (R5,121 million) due to the increase in volumes and higher materials, maintenance, services and contractor costs. Sales volumes increased by 27% to 241,206 2Eoz with production volumes increasing by 16% to 238,139 2Eoz mainly due to the impact of the 2023 shaft incident at the Stillwater West mine which reduced production by 24,600 2Eoz for H1 2023. Production for H1 2024 was favourable due to year-on-year improvements in both tonnes milled and grade achieved. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased, in line with revenue, by
53% from US$402 million (R7,321 million) to US$190 million (R3,563 million) due to the continuing challenging global autocatalyst recycling market which continues to affect receipt rates of spent autocatalysts.
Since acquisition, cost of sales, before amortisation and depreciation of the Reldan operations was US$121 million (R2,257 million).
Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 4% to R9,823 million (US$525 million) mainly due to 21% or 2,163kg lower production which was as a result of the closure of Kloof 4 shaft during H2 2023, increased seismic activity which restricted access to high grade panels at Kloof 1 shaft, Driefontein seismicity and geological challenges which restricted access to high grade panels and Beatrix management safety stoppages and a fall of ground incident. The decrease in cost of sales before amortisation and depreciation due to lower volumes was partially offset by above average inflationary increases in consumables costs, higher contractor rates and annual electricity increases, combined with higher engineering maintenance overtime. Cost of sales, before amortisation and depreciation from
DRDGOLD increased by 14% to R2,160 million (US$115 million) due to the Ergo clean-up programme to augment lost tonnages from the delayed start up of replacement sites (particularly Rooikraal) to depleted major reclamation sites which significantly increased machine hire costs and contract reclamation costs.
Cost of sales, before amortisation and depreciation at the Sandouville nickel refinery decreased by 18% to R1,914 million (US$102 million) mainly due to lower maintenance, personnel and reagent costs, carbon tax refund and a 2023 electricity adjustment. Production was 22% higher at the
Sandouville refinery mainly due to improved process plant stability and reliability following maintenance work on the cathode circuit during 2023, partially constrained by 20 days of plant shutdown due to chlorine leakage, disruption of matte supply due to a strike in Finland and an electrical defect on the electrowinning workshop.
Cost of sales, before amortisation and depreciation at the Century zinc retreatment operation increased by 88% to R1,600 million (US$85 million)
mainly due to higher consumable stores, power, contractor costs and 13% higher sales volumes. Production was 74% higher at 42 kilotonnes of zinc metal (payable) mainly due to two additional months included in H1 2024 following the acquisition during H1 2023 and production for Q2 2024 recovered from the flooding event during Q1 2024.
Loss for the period
Profit for H1 2024 decreased by 192% from R7,786 million (US$427 million) to a loss of R7,138 million (US$379 million) mainly due to impairments raised, a combination of lower PGM revenue and higher cost of sales as discussed above. H1 2024 impairments raised of R7,499 million (US$401 million)
related to the US PGM underground operations (Stillwater CGU). The loss was offset by a higher gain on financial instruments of R988 million (US$53 million) and higher other income of R1,069 million (US$57 million) which are discussed in the sections below.
Adjusted EBITDA
Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and corporate social investment costs (see note 11.1 of the condensed consolidated financial statements for a reconciliation of profit before royalties, carbon tax and tax to adjusted
EBITDA). Care and maintenance costs for H1 2024 were R465 million (US$25 million) at Cooke (H1 2023: R438 million or US$24 million), R10 million
(US$1 million) at Beatrix (H1 2023: R225 million or US$12 million), R243 million (US$13 million) at Kloof (H1 2023: R71 million or US$4 million), R16 million
(US$1 million) at Burnstone (H1 2023: R0 million or US$0 million), R0 million (US$0 million) at DRDGOLD (H1 2023: R1 million or US$0 million), R34 million
(US$2 million) at Marikana (H1 2023: R44 million or US$2 million), R5 million (US$0 million) at Rustenburg (H1 2023: R0 million or US$0 million) and R5
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      14
million (US$0 million) at Kroondal (H1 2023: R5 million or US$0 million).  Lease payments of R135 million (US$7 million) (H1 2023: R123 million or US$7 million) are included in line with the debt covenant formula and corporate social investment costs were R160 million (US$9 million) (H1 2023: R63 million (US$3 million).
Adjusted EBITDA at the SA PGM and US PGM (recycling) operations, decreased mainly due to the lower average PGM basket prices received during H1 2024. Adjusted EBITDA for H1 2024 at the US PGM (underground) operations included an insurance claim receipt of R812 million (US$43 million) for business interruption due to the flood event which occurred in June 2022, partially offset by the lower average PGM basket prices received during H1 2024. Adjusted EBITDA at the SA gold operations decreased due to lower production and sales volumes during H1 2024 following the closure of the Kloof 4 shaft during H2 2023 and increased seismicity which restricted access to the higher grade panels at Kloof, partially offset by a higher average gold price during H1 2024. Negative adjusted EBITDA at the Sandouville nickel refinery decreased compared to H1 2023, mainly due to higher sales and production volumes, partially offset by a lower rand nickel equivalent average basket price. The
Century zinc retreatment operation incurred a decreased negative adjusted EBITDA of R410 million (US$22 million), mainly due to a higher average equivalent zinc concentrate price and higher production. The Reldan operations generated adjusted EBITDA of R6 million (US$0 million) since its acquisition on 15 March 2024.
The (Loss)/profit and Adjusted EBITDA are shown in the graphs below:
The (Loss)/profit in the graph above includes the impairments recognised during H1 2024, H2 2023 and H1 2023, which are discussed under the
Non-recurring items section further below.
Adjusted EBITDA is shown in the graph below:
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      15
The below table illustrates the reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:

Six months ended 30 June 2024
Figures in million - SA rand	Group	Total US operations	Total US PGM	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Cor- porate
(Loss)/profit before royalties, carbon tax and tax	(5,721)	(6,959)	(6,859)	(7,004)	145	(100)	2,410	752	1,072	(232)	(54)	(955)	(867)	(737)
Adjusted for:
Amortisation and depreciation	4,134	1,101	1,030	1,028	2	71	1,700	1,260	98	16	12	57	56	—
Interest income	(749)	(220)	(219)	(219)	—	(1)	(245)	(261)	(106)	(22)	—	(1)	—	—
Finance expense	2,292	896	885	885	—	11	280	654	40	109	41	185	178	168
Share-based payments	137	23	23	23	—	—	54	40	13	8	5	3	3	9
(Gain)/loss on financial instruments	(1,359)	(1,712)	(1,733)	(1,733)	—	21	239	(47)	(10)	16	(20)	79	79	66
Loss/(gain) on foreign exchange movements	13	7	7	7	—	—	(15)	(36)	(11)	35	28	2	2	20
Share of results of equity- accounted investees after tax	(136)	5	—	—	—	5	45	(192)	—	—	—	—	—	6
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	238	—	—	—	—	—	—	—	—	—	—	238	238	—
(Gain)/loss on disposal of property, plant and equipment	(35)	3	3	3	—	—	(11)	(27)	(1)	—	—	—	—	—
Impairments	7,624	7,499	7,499	7,499	—	—	123	—	—	—	—	2	2	—
Occupational healthcare expense	1	—	—	—	—	—	—	1	—	—	—	—	—	—
Restructuring costs	300	2	2	2	—	—	224	74	—	—	—	—	—	—
Transaction and project costs	346	—	—	—	—	—	(1)	1	—	41	41	21	—	284
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	—	—	24	24	—
Lease payments	(136)	(4)	(3)	(3)	—	(1)	(37)	(18)	(11)	(12)	(9)	(65)	(66)	—
Onerous contract provision	(324)	—	—	—	—	—	—	—	—	(324)	(324)	—	—	—
Gain/increase in equity- accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA	6,648	641	635	488	147	6	4,766	2,201	1,084	(365)	(280)	(410)	(351)	(185)

Six months ended 30 June 2024
Figures in million - US dollar	Group	Total US operations	Total US PGM	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Cor- porate
(Loss)/profit before royalties, carbon tax and tax	(304)	(370)	(364)	(372)	8	(6)	126	40	58	(12)	(2)	(49)	(45)	(39)
Adjusted for:
Amortisation and depreciation	221	59	55	55	—	4	91	67	5	1	1	3	3	—
Interest income	(40)	(12)	(12)	(12)	—	—	(13)	(14)	(6)	(1)	—	—	—	—
Finance expense	122	48	47	47	—	1	15	34	2	6	2	10	10	9
Share-based payments	7	1	1	1	—	—	5	1	1	—	—	—	—	—
(Gain)/loss on financial instruments	(73)	(92)	(93)	(93)	—	1	12	(2)	(1)	1	(1)	4	4	4
Loss/(gain) on foreign exchange movements	1	—	—	—	—	—	1	(2)	(1)	1	1	—	—	1
Share of results of equity- accounted investees after tax	(7)	—	—	—	—	—	3	(10)	—	—	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	13	—	—	—	—	—	—	—	—	—	—	13	13	—
(Gain)/loss on disposal of property, plant and equipment	(2)	—	—	—	—	—	(1)	(1)	—	—	—	—	—	—
Impairments	407	401	401	401	—	—	6	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	16	—	—	—	—	—	12	4	—	—	—	—	—	—
Transaction and project costs	18	—	—	—	—	—	—	—	—	2	2	1	—	15
Provision for community costs post closure	1	—	—	—	—	—	—	—	—	—	—	1	1	—
Lease payments	(7)	—	—	—	—	—	(2)	—	—	—	—	(5)	(5)	—
Onerous contract provision	(18)	—	—	—	—	—	—	—	—	(18)	(18)	—	—	—
Gain/increase in equity- accounted investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	355	35	35	27	8	—	255	117	58	(20)	(15)	(22)	(19)	(10)
1Managed SA gold operations excludes DRDGOLD
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      16

Six months ended 31 December 2023
Figures in million – SA rand	Group	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax	(49,977)	(43,565)	(43,799)	234	5,535	(2,798)	808	(4,608)	(4,254)	(4,095)	(4,059)	(446)
Adjusted for:
Amortisation and depreciation	5,281	1,837	1,835	2	1,606	1,239	110	109	105	490	490	—
Interest income	(651)	(100)	(100)	—	(199)	(295)	(146)	(52)	—	(2)	(1)	(3)
Finance expense	1,615	603	603	—	305	457	35	48	8	64	38	138
Share-based payments	70	27	27	—	16	33	13	(11)	3	—	—	5
Loss/(gain) on financial instruments	136	2,136	2,136	—	(2,458)	97	(8)	248	(34)	114	113	(1)
(Gain)/loss on foreign exchange movements	(123)	3	3	—	(100)	(41)	2	11	11	20	9	(16)
Share of results of equity- accounted investees after tax	1,437	—	—	—	1,585	(154)	—	—	—	—	—	6
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(45)	—	—	—	(45)	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(31)	46	46	—	(33)	(44)	—	—	—	—	—	—
Impairments	47,445	38,919	38,919	—	505	2,731	—	1,607	1,607	3,683	3,683	—
Gain on acquisition	(898)	—	—	—	(898)	—	—	—	—	—	—	—
Occupational healthcare gain	(357)	—	—	—	—	(357)	—	—	—	—	—	—
Restructuring costs	689	41	41	—	336	312	—	—	—	—	—	—
Transaction costs	394	29	29	—	—	—	—	—	—	—	—	365
Onerous contract provision	1,865	—	—	—	—	—	—	1,865	1,865	—	—	—
Gain on increase in equity- accounted investment	(3)	—	—	—	—	—	—	—	—	—	—	(3)
Gain on remeasurement of previous interest in Kroondal	(298)	—	—	—	(298)	—	—	—	—	—	—	—
Lease payments	(140)	(6)	(6)	—	(31)	(32)	(11)	(13)	(12)	(58)	(56)	—
Adjusted EBITDA	6,409	(30)	(266)	236	5,826	1,148	803	(796)	(701)	216	217	45

Six months ended 31 December 2023
Figures in million – US dollar	Group	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax	(2,720)	(2,365)	(2,378)	13	291	(148)	45	(251)	(232)	(221)	(219)	(26)
Adjusted for:
Amortisation and depreciation	284	99	99	—	86	67	6	6	6	26	26	—
Interest income	(35)	(6)	(6)	—	(11)	(15)	(8)	(3)	—	—	—	—
Finance expense	87	33	33	—	18	23	2	3	1	3	2	7
Share-based payments	4	1	1	—	4	—	—	(1)	—	—	—	—
Loss/(gain) on financial instruments	7	116	116	—	(134)	4	(1)	14	(2)	6	6	1
(Gain)/loss on foreign exchange movements	(5)	—	—	—	(4)	(2)	—	1	1	1	—	(1)
Share of results of equity- accounted investees after tax	78	—	—	—	86	(8)	—	—	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(2)	—	—	—	(2)	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(2)	2	2	—	(1)	(3)	—	—	—	—	—	—
Impairments	2,576	2,113	2,113	—	27	149	—	87	87	200	200	—
Gain on acquisition	(49)	—	—	—	(49)	—	—	—	—	—	—	—
Occupational healthcare gain	(20)	—	—	—	—	(20)	—	—	—	—	—	—
Restructuring costs	38	2	2	—	18	18	—	—	—	—	—	—
Transaction costs	22	1	1	—	—	—	—	—	—	—	—	21
Onerous contract provision	101	—	—	—	—	—	—	101	101	—	—	—
Gain on increase in equity- accounted investment	—	—	—	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	(17)	—	—	—	(17)	—	—	—	—	—	—	—
Lease payments	(7)	(1)	(1)	—	(3)	(2)	—	1	1	(2)	(2)	—
Adjusted EBITDA	340	(5)	(18)	13	309	63	44	(42)	(37)	13	13	2
1  Managed SA gold operations excludes DRDGOLD
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      17

Six months ended 30 June 2023
Figures in million – SA rand	Group[1]	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
Profit/(loss) before royalties, carbon tax and tax	11,183	(544)	(913)	369	11,768	1,571	998	(625)	(646)	(539)	(516)	(448)
Adjusted for:
Amortisation and depreciation	4,731	1,553	1,551	2	1,369	1,143	84	97	94	569	569	—
Interest income	(718)	(113)	(113)	—	(279)	(316)	(165)	(1)	—	(8)	(5)	(1)
Finance expense	1,684	531	531	—	401	440	37	19	5	120	120	173
Share-based payments	43	12	12	—	2	20	12	5	5	—	—	4
(Gain)/loss on financial instruments	(371)	(72)	(72)	—	501	(78)	(6)	(80)	(10)	(629)	(628)	(13)
(Gain)/loss on foreign exchange movements	(1,850)	(15)	(15)	—	(1,794)	15	(7)	(66)	(66)	19	(5)	(9)
Share of results of equity- accounted investees after tax	(263)	—	—	—	(114)	(161)	—	—	—	—	—	12
Gain on disposal of property, plant and equipment	(74)	(1)	(1)	—	(46)	(27)	(10)	—	—	—	—	—
Impairments	9	—	—	—	1	2	—	—	—	6	6	—
Occupational healthcare gain	(8)	—	—	—	—	(8)	—	—	—	—	—	—
Restructuring costs	(174)	—	—	—	15	(189)	—	—	—	—	—	—
Transaction costs	80	(2)	(2)	—	—	—	—	—	—	2	—	80
Gain on increase in equity- accounted investment	(2)	—	—	—	—	—	—	—	—	—	—	(2)
Lease payments	(123)	(2)	(2)	—	(30)	(37)	(10)	(12)	(9)	(42)	(43)	—
Adjusted EBITDA[2]	14,147	1,347	976	371	11,794	2,375	933	(663)	(627)	(502)	(502)	(204)
1Managed SA gold operations excludes DRDGOLD
2  The SA rand amounts can be translated to US dollar at an average exchange rate of R18.21/US$ which amounts to a profit before royalties, carbon tax and tax of US$614 million (R11,183 million)
and adjusted EBITDA of US$776 million (R14,147 million)
Amortisation and depreciation
Amortisation and depreciation at the SA PGM operations increased by 24% to R1,700 million (US$91 million) due to the annual life of mine (LOM)
reserve update processed in H1 2024 and 4% higher production volumes. Amortisation and depreciation at the US PGM operations decreased by
36% to US$55 million (R1,028 million), due to the impairments raised during H2 2023, partially offset by 16% higher production volumes. Amortisation and depreciation at the Reldan operations was US$4 million (R71 million). Amortisation and depreciation at the managed SA gold operations increased by 10% to R1,162 million (US$62 million) mainly due to the higher ORD dropout since H2 2023 at Driefontein, partially offset by impairments raised during H2 2023 resulting from the closure of the Kloof K4 shaft and a 21% decrease in production volumes. Amortisation and depreciation of DRDGOLD increased by 17% to R98 million (US$5 million) due to higher tonnes processed and the startup of the new reclamation sites at Ergo and FWGR during H1 2024. Amortisation and depreciation at the Century zinc retreatment operation decreased by 90% to R57 million
(US$3 million) mainly due to the impairments raised during H2 2023. Amortisation and depreciation at the European region decreased by 84% to
R16 million (US$1 million) mainly due to impairments raised at the Sandouville nickel refinery during H2 2023, partially offset by 22% higher production at the Sandouville nickel refinery.
Interest income
Interest income increased by R31 million (US$1 million) to R749 million (US$40 million) mainly due to increased interest received on higher average cash balances (R5 million or decrease: US$0 million), interest received on rehabilitation funds (R18 million or US$1 million), interest received on rehabilitation guarantee funds (R22 million or US$1 million) and interest income on other financial assets (R1 million or US$0 million), partially offset by a decrease in interest on right of recovery assets (R15 million or US$1 million).
Finance expense
Finance expense increased by R608 million (US$30 million) to R2,292 million (US$122 million) mainly due to a R396 million (US$20 million) net increase in interest on borrowings, R178 million (US$9 million) increase in the unwinding of amortised cost on borrowings (both mainly as a result of the convertible bond issue in November 2023 and draw downs on the ZAR RCF), R141 million (US$7 million) increase in unwinding of the environmental rehabilitation obligation and R36 million (US$3 million) increase in other interest, all partially offset by decreases of R30 million (US$2 million) in the unwinding of the Marikana dividend obligation, R10 million (US$1 million) in the unwinding of the finance costs on the deferred revenue transactions, R2 million (US$0 million) in the unwinding of interest on lease liabilities, R16 million (US$1 million) in interest on the occupational healthcare obligation and R85 million (US$5 million) in interest unwinding on the Rustenburg deferred payment to Anglo which ended in 2023. See note 3 of the condensed consolidated financial statements for a breakdown of finance expenses.
Gain on financial instruments
The gain on financial instruments of R1,359 million (US$73 million) for H1 2024 compared with the gain of R371 million (US$20 million) for H1 2023, represents a period-on-period net gain of R988 million (US$53 million). The net gain for H1 2024 is mainly attributable to a R1,733 million (US$93 million) fair value gain on the US$ convertible bond derivative financial instrument due to the decrease in the Sibanye-Stillwater share price prior to transfer of the derivative financial instrument to equity. No further volatility, except exchange rate movements, will be reflected in the income statement, due to the approval by the shareholders to settle the convertible bond with ordinary shares. Also included in the gain for H1 2024 were fair value gains on the contingent consideration relating to the Kroondal acquisition of R126 million (US$7 million), on the Marikana dividend obligation of R53 million (US$3 million) and gains on other financial instruments of R23 million (US$1 million), partially offset by fair value losses on hedge contracts for zinc R80 million (US$4 million) and gold R56 million (US$3 million), fair value losses on investments of R16 million (US$1 million)
and fair value losses on the revised cash flows of the Rustenburg and Marikana operations' BEE cash-settled share-based payment obligations of
R424 million (US$23 million). See note 4 of the condensed consolidated financial statements for a breakdown of the gain on financial instruments.
Other costs
Other costs increased marginally from R1,744 million (US$96 million) in H1 2023 to R1,751 million (US$94 million) in  H1 2024 mainly due to an increase in the change in estimate of environmental rehabilitation obligation for the Century zinc retreatment operation of R238 million (US$13 million), partially offset by lower exploration and service entity costs for H1 2024 of R25 million (US$1 million) and R160 million (US$9 million), respectively. See note 5.1 of the condensed consolidated financial statements.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      18
Other income
Other income was 277% or R1,069 million (US$57 million) higher at R1,455 million (US$78 million) mainly due to insurance proceeds received of R812 million (US$43 million) relating to the business interruption insurance claim lodged by the US PGM operations resulting from the flood event which occurred during June 2022 and the onerous supply contract provision utilisation/change in estimate at the Sandouville nickel refinery of R324 million (US$17 million).  See note 5.2 of the condensed consolidated financial statements.
Mining and income tax
The mining and income tax expense decreased by 58% to R1,175 million (US$63 million) which is attributable to the Group’s decreased profitability.
The current tax expense decreased by 79% to R511 million (US$27 million) and the deferred tax expense increased in H1 2024 by 60% to R664 million
(US$35 million). The effective tax rate of the Group decreased from 26% to negative 20% in H1 2024 mainly due to a higher balance of deferred tax assets not recognised during H1 2024 and a larger negative impact on the deferred tax expense during H1 2024 of changes in the estimated deferred tax rate. At our US PGM operations in particular, at 30 June 2024, US$421 million of deferred tax assets where not recognised compared to
US$315 million at 31 December 2023.
The Group’s effective tax rate for H1 2024 is 47% lower than the South African statutory company tax rate of 27%. The lower effective tax rate is mainly attributable to the impact of the following: decrease due to net unrecognised deferred tax assets of 52% or R3,071 million (US$164 million), a change in the estimated long-term deferred tax rate of 4% or R213 million (US$11 million), a lower statutory tax rate applicable to the US region operations of 1% or R31 million (US$2 million), non-deductible finance expense of 1% or R82 million (US$4 million), non-deductible loss on fair value of financial instruments of 2% or R100 million (US$5 million), non-deductible transaction costs of 1% or R77 million (US$4 million) and a decrease due to a rate adjustment to the South African gold mining tax formula of R19 million (US$1 million), partially offset by non-taxable share of results of equity accounted investees of 1% or R38 million (US$2 million), US state tax adjustment of 4% or R266 million (US$14 million), and net other non-
taxable income and non-deductible expenditure of 8% or R496 million (US$26 million).
Non-recurring items
Impairments
At 30 June 2024, the Group recognised impairments of R7,624 million (US$407 million) due to:
•A decrease in medium to long-term forecast palladium prices, resulted in a decrease in the expected future net cash flows from the US PGM operation (Stillwater CGU) and led to an impairment of property, plant and equipment amounting to R7,499 million (US$401 million)
•Specific asset impairments recognised relate to shaft 4B at Marikana which was impaired with R112 million (US$6 million) due to closure and at
Rustenburg on the Klipfontein open cast mine assets with R11 million (US$0 million)
•An impairment of R2 million (US$0 million) was recognised at Century on its evaluation and exploration assets
Restructuring costs
Restructuring costs of R300 million (US$16 million) for H1 2024 consist of retrenchment costs mainly due to employees taking voluntary severance packages as part of the S189 processes at the SA gold operations (Burnstone: R68 million or US$4 million, Kloof: R2 million or US$0 million and Cooke:
R2 million or US$0 million credit), SA PGM operations (Rustenburg R24 million or US$1 million, Marikana R201 million or US$11 million and Kroondal R1 million or US$0 million credit), Protection Services (R4 million or US$0 million)) and Academy (R2 million or R0 million) and retrenchment costs at the
US PGM operations (R2 million or US$0 million).
Transaction and project costs
Transaction and project costs of R346 million (US$18 million) for H1 2024 include project related legal and advisory fees and the project cost of the
GalliCam pre-feasibility study (R41 million or US$2 million). Legal and advisory fees on merger and acquisition activities relating to Reldan (R84 million or US$4 million), Appian (R29 million or US$2 million), Century (R24 million or US$1 million), ioneer (R2 million or US$0 million) and general legal and advisory costs (R167 million or US$9 million).
Borrowings and net debt
Gross debt increased by 2% from R36,618 million (US$1,972 million) at 31 December 2023 to R37,316 million (US$2,025 million) at 30 June 2024. The increase in outstanding debt was mainly due to an increase in other borrowings of R1,295 million (US$70 million) and borrowings on acquisition of subsidiaries (Reldan) of R84 million (US$5 million), partially offset by a net decrease of R267 million (US$14 million) on US dollar denominated debt due to a stronger rand since 31 December 2023. Net debt, excluding the Burnstone Debt which has no recourse to Sibanye-Stillwater, was R18,688 million (US$1,014 million) at 30 June 2024. The Group’s cash balance (excluding cash of Burnstone) decreased by 39% to R15,519 million (US$842 million) since  31 December 2023, and includes US$449 million (R8,272 million) held by the US PGM operations. Refer to note 11 of the condensed consolidated financial statements for a roll forward of the gross debt for the six months ended 30 June 2024.
The Group’s total equity decreased to R46,541 million (US$2,524 million) at 30 June 2024 due to negative total comprehensive income of R7,019 million (US$356 million) for the six months ended 30 June 2023 and dividends paid of R86 million (US$5 million). These decreases were partially offset by the recognition of derivative financial instrument in equity of R2,009 million (US$107 million) and equity settled share based payments (R4 million or US$0 million).
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      19
The graph below illustrates the Group's gross debt/cash/total equity for H1 2024, H2 2023 and H1 2023:
Cash flow analysis
The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended
	H1 2024	H2 2023	H1 2023
Net cash from operating activities	3,856	2,152	4,943
Adjusted for:
Dividends paid	86	1,779	3,539
Net interest paid	489	171	135
Deferred revenue advance received	(578)	(636)	(299)
Less:
Additions to property, plant and equipment	(11,147)	(11,557)	(10,854)
Adjusted free cash flow	(7,294)	(8,091)	(2,536)
Adjusted free cash flow, defined below and reconciled above, is not a measure of performance under IFRS. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS
Cash and cash equivalents at 30 June 2024 decreased to R15,560 million (US$844 million) from R25,560 million (US$1,376 million) at 31 December
2023), after net cash from operating activities of R3,856 million (US$207 million) (H1 2023: R4,943 million or US$272 million), net cash used in investing activities of R14,174 million (US$756 million) (H1 2023: R10,379 million or US$570 million) including acquisition of Reldan net of cash of R2,849 million
(US$156 million).  Net cash generated from financing activities was R415 million (US$22 million) (H1 2023: R23 million or US$1 million net cash used in financing activities).
Net cash from operating activities
The following table shows the net cash from operating activities:

Figures in million - SA rand	Six months ended
	H1 2024	H2 2023	H1 2023
US PGM operations	120	114	1,560
US Reldan operations	215	—	—
SA PGM operations	3,002	2,855	5,076
SA gold operations	1,869	(369)	3,869
European operations	(123)	(12)	(1,349)
Australian operation	(660)	(453)	(360)
Group corporate	(567)	17	(3,853)
Net cash from operating activities[1]	3,856	2,152	4,943
1Net cash from operating activities excludes intercompany working capital movements between operations which eliminate at a Group level
Adjusted free cash flow
Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.
The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended
	H1 2024	H2 2023	H1 2023
US PGM operations	(1,324)	(1,357)	(1,370)
US Reldan operations	171	—	—
SA PGM operations	849	(263)	3,646
SA gold operations	(2,406)	(3,614)	(1,252)
European operations	(2,840)	(1,232)	(2,501)
Australian operation	(1,158)	(1,033)	(665)
Group corporate	(586)	(592)	(394)
Adjusted free cash flow[1,2]	(7,294)	(8,091)	(2,536)
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      20
1Excluded from the adjusted free cash flow of the SA gold segment is the Group treasury and shared services function, together referred to as gold corporate. The SA PGM operations, through the intercompany working capital accounts which eliminate on consolidation, contributed R1,184 million (US$63 million) during H1 2024 (H1 2023: R1,349 million or US$74 million contributed to the
SA gold operations) to the working capital decrease (inflow) included in the SA gold and European operations
2Adjusted free cash flow, defined and reconciled above, is not a measure of performance under IFRS. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS
The US PGM operations generated negative adjusted free cash flow of US$71 million (R1,324 million). Net cash inflow from operating activities amounted to US$6 million (R120 million) and includes a net increase (outflow) of US$5 million (R102 million) in working capital which was mainly attributable to the decrease in accounts payable net of a tax refund of US$4 million (R80 million). The adjusted free cash flow includes additions to property, plant and equipment of US$98 million (R1,831 million).
The US Reldan operations generated adjusted free cash flow of US$9 million (R171 million), excluding the purchase consideration paid in March
2024. Net cash inflow from operating activities amounted to US$11 million (R215 million) and includes a net decrease (inflow) of US$105 million
(R1,971 million) in working capital. The working capital includes the release of the acquisition fair value relating to inventory acquired. The adjusted free cash flow includes additions to property, plant and equipment of US$0 million (R3 million).
The SA PGM operations generated adjusted free cash flow of R849 million (US$45 million). Net cash inflow from operating activities amounted to
R3,002 million (US$160 million) and includes a net decrease (inflow) of R376 million (US$20 million) in working capital, payments of R860 million
(US$46 million) towards royalty and income taxes, dividends paid of R893 million (US$48 million) and additional deferred consideration paid of R44 million (US$2 million). The adjusted free cash flow includes additions to property, plant and equipment of R2,584 million (US$138 million).
The SA gold operations generated negative adjusted free cash flow of R2,406 million (US$129 million). Net cash inflow from operating activities amounted to R1869 million (US$100 million) and includes a net increase (outflow) of R109 million (US$6 million) in working capital, net dividends received of R796 million (US$43 million) and payments of R169 million (US$9 million) towards royalty and income taxes. The adjusted free cash flow includes additions to property, plant and equipment of R3,932 million (US$210 million).
The European operations, which comprise the Sandouville nickel refinery and the Keliber lithium project which is in project development phase, generated negative adjusted free cash flow of R2,840 million (US$152 million). Net cash outflow from operating activities amounted to R123 million
(US$7 million) after a net decrease (inflow) of R276 million (US$15 million) in working capital. The adjusted free cash flow includes additions to property, plant and equipment of R2,731 million (US$146 million) of which R2,624 million (US$140 million) relates to capital expenditure on the
Keliber lithium project.
The Australian operation (Century zinc retreatment operation) generated negative adjusted free cash flow of R1,158 million (US$62 million). Net cash outflow from operating activities amounted to R660 million (US$35 million) after a net increase (outflow) of R25 million (US$1 million) in working capital and payments of R165 million (US$9 million) towards royalties. The adjusted free cash flow includes additions to property, plant and equipment of R67 million (US$4 million).
Group corporate’s negative adjusted free cash flow was R586 million (US$31 million). Net cash outflow from operating activities amounted to R567 million (US$30 million) and includes a net increase (outflow) of R50 million (US$3 million) in working capital and payments of R14 million (US$1 million)
towards income taxes.
Dividends
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements, the dividend may be increased beyond these levels. The Board, considers normalised earnings in considering the amount to be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
In line with Sibanye-Stillwater’s dividend policy and Capital allocation framework, the Board of Directors resolved not to declare an interim dividend  (H1 2023: 53 SA cents per share). The 2023 interim dividend amounted to a payout of 35% of normalised earnings for the six months ended 30 June 2023.
Mineral resources and mineral reserves
Other than disclosed below, there were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2023.
•At the Keliber lithium project in Finland, the material increase in Mineral Resource that was reported at 31 December 2023 is now being subjected to Mineral Reserves conversion, and a material  increase (>10%) is expected to be reported at financial year end
•The Feasibility Study into the possible re-opening of the Mt Lyell copper mine in Tasmania (Australia) is progressing to plan. During the study work, the Mineral Resource estimate was updated and the results are being finalised. Indications are that there will be a material increase (>20%), in total contained metal (Cu) which will inform the study going forward
•Several mining studies are being conducted at the SA PGM operations, which have the potential to impact the Mineral Reserves. This includes projects at Marikana (Saffy Deeps and E4) and Kroondal/Rustenburg (Siphumelele Mechanised UG2), with the Siphumelele Mechanised UG2 project the most likely to impact on our  December 2024 disclosure.
•At the US PGM operations, a combination of adverse economic conditions and operational challenges are expected to have a negative impact (>-10%) on Mineral Reserve estimates, which will be reported on in the year-end reporting
•Studies into the feasibility of extracting the uranium and gold from the Cooke dump (TSF) are progressing well, and could lead to mineral reserve declaration in the near future
Change in Board of directors
The table below sets out the changes in directors of Sibanye Stillwater Limited during the six month period ended 30 June 2024. In order to manage a smooth transition to a more balanced profile which ensures that independence is maintained, Harry Kenyon-Slaney was appointed as lead independent director on 1 January 2024 and Richard Menell has concurrently resigned as lead independent director on 1 January 2024.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      21

Name	Change	Date effective
Savannah Danson	Resignation	11 March 2024
Philippe Boisseau	Appointment	8 April 2024
Peter Hancock	Appointment	6 May 2024
Nkosemntu Nika	Resignation	28 May 2024
Susan van der Merwe	Resignation	28 May 2024
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      22
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Jun 2024	18,426	618	17,807	8,703	9,104	2,710	2,740	2,931	2,051	2,327	4,313	735
		Dec 2023	19,012	606	18,406	8,716	9,690	3,089	2,837	3,261	1,897	1,655	4,956	712
		Jun 2023	18,211	569	17,642	8,070	9,573	2,984	2,649	2,993	1,729	1,413	5,194	680
Plant head grade	g/t	Jun 2024	2.38	13.20	2.00	3.17	0.89	3.43	1.07	3.64	0.91	2.19	0.76	3.38
		Dec 2023	2.34	12.62	2.01	3.29	0.85	3.46	1.02	3.60	0.92	2.31	0.73	3.37
		Jun 2023	2.29	12.37	1.96	3.29	0.84	3.36	1.04	3.66	0.92	2.25	0.72	3.49
Plant recoveries	%	Jun 2024	75.65	90.75	72.35	84.68	29.71	86.01	40.53	86.49	26.69	82.82	21.98	77.19
		Dec 2023	76.48	90.95	73.62	85.00	34.03	86.17	51.36	86.32	28.23	83.61	22.77	76.47
		Jun 2023	75.07	91.00	71.86	84.93	28.73	86.20	41.34	86.95	24.10	81.71	21.06	75.12
Yield	g/t	Jun 2024	1.80	11.98	1.45	2.68	0.26	2.95	0.43	3.15	0.24	1.81	0.17	2.61
		Dec 2023	1.79	11.48	1.48	2.80	0.29	2.98	0.52	3.11	0.26	1.93	0.17	2.58
		Jun 2023	1.72	11.26	1.41	2.79	0.24	2.90	0.43	3.18	0.22	1.84	0.15	2.62
PGM production[4]	4Eoz - 2Eoz	Jun 2024	1,066,599	238,139	828,460	751,064	77,396	257,059	38,207	296,669	16,020	135,668	23,169	61,668
		Dec 2023	1,095,504	221,759	873,745	783,633	90,112	296,159	47,787	325,772	15,843	102,736	26,482	58,966
		Jun 2023	1,004,695	205,513	799,182	724,913	74,269	277,846	36,625	306,209	12,325	83,516	25,319	57,342
PGM sold[5]	4Eoz - 2Eoz	Jun 2024	1,190,108	241,206	948,902			258,771	41,178	431,970		135,668	23,169	58,146
		Dec 2023	1,136,130	234,370	901,760			292,433	39,005	384,266		102,736	26,482	56,838
		Jun 2023	1,008,686	190,637	818,049			250,340	37,027	368,923		83,516	25,319	52,924
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Jun 2024	23,193	18,289	24,499			24,726	22,609	24,447		25,260	22,690	22,283
		Dec 2023	23,561	20,928	24,276			24,523	22,780	24,242		24,759	22,848	22,819
		Jun 2023	32,245	25,312	34,006			34,487	27,476	34,290		35,394	29,077	29,083
	US$/4Eoz - US$/2Eoz	Jun 2024	1,239	977	1,309			1,321	1,208	1,306		1,349	1,212	1,190
		Dec 2023	1,265	1,124	1,304			1,317	1,223	1,302		1,330	1,227	1,226
		Jun 2023	1,771	1,390	1,867			1,894	1,509	1,883		1,944	1,597	1,597
Operating cost[8]	R/t	Jun 2024	1,322	7,690	1,091			2,326	243	1,644		1,353	74	1,715
		Dec 2023	1,278	8,631	1,026			2,111	294	1,592		1,366	67	1,754
		Jun 2023	1,140	6,994	944			2,038	196	1,573		1,183	59	1,692
	US$/t	Jun 2024	71	411	58			124	13	88		72	4	92
		Dec 2023	69	464	55			113	16	86		73	4	94
		Jun 2023	63	384	52			112	11	86		65	3	93
	R/4Eoz - R/2Eoz	Jun 2024	23,268	19,967	24,293			24,527	17,431	26,195		23,196	13,768	20,448
		Dec 2023	22,562	23,566	22,288			22,019	17,432	24,039		21,998	12,612	21,165
		Jun 2023	21,098	19,356	21,580			21,883	14,198	23,326		20,020	12,125	20,073
	US$/4Eoz - US$/2Eoz	Jun 2024	1,243	1,067	1,298			1,310	931	1,399		1,239	735	1,092
		Dec 2023	1,212	1,266	1,197			1,183	936	1,291		1,181	677	1,137
		Jun 2023	1,159	1,063	1,185			1,202	780	1,281		1,099	666	1,102
Adjusted EBITDA Margin[8]	%	Jun 2024		10	18
		Dec 2023		(5)	23
		Jun 2023		19	39
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Jun 2024	22,390	25,149	21,533			19,721		24,308		20,845	11,049	21,551
		Dec 2023	23,941	37,090	20,363			18,093		23,169		20,704	12,235	25,218
		Jun 2023	22,301	31,633	19,716			18,323		22,286		17,877	10,664	23,264
	US$/4Eoz - US$/2Eoz	Jun 2024	1,196	1,343	1,150			1,053		1,299		1,114	590	1,151
		Dec 2023	1,286	1,992	1,094			972		1,244		1,112	657	1,354
		Jun 2023	1,225	1,737	1,083			1,006		1,224		982	586	1,278
All-in cost[8,9]	R/4Eoz - R/2Eoz	Jun 2024	22,999	25,779	22,135			19,989		25,485		20,845	11,697	21,551
		Dec 2023	24,877	38,758	21,099			18,093		24,659		20,723	15,595	25,218
		Jun 2023	23,196	33,594	20,316			18,323		23,514		18,092	12,086	23,264
	US$/4Eoz - US$/2Eoz	Jun 2024	1,229	1,377	1,182			1,068		1,361		1,114	625	1,151
		Dec 2023	1,336	2,082	1,133			972		1,324		1,113	838	1,354
		Jun 2023	1,274	1,845	1,116			1,006		1,291		994	664	1,278
Capital expenditure[6]
Total capital expenditure	Rm	Jun 2024	4,293	1,744	2,549			742		1,591		190	26	292
		Dec 2023	6,704	3,627	3,077			683		2,102		177	115	547
		Jun 2023	5,784	3,213	2,571			630		1,771		130	40	510
	US$m	Jun 2024	229	93	136			40		85		10	1	16
		Dec 2023	360	195	165			37		113		10	6	29
		Jun 2023	318	176	141			35		97		7	2	28
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material, which is excluded from the statistics shown above and is detailed in the PGM recycling table below. The US Reldan operations salient features are separately disclosed below
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      23
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. Because of its nature
Adjusted EBITDA margin, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”

Mining - PGM Prill split including third party PoC, excluding US PGM recycling and Reldan operations
	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Jun 2024		Dec 2023		Jun 2023		Jun 2024		Dec 2023		Jun 2023		Jun 2024		Dec 2023		Jun 2023
		%		%		%		%		%		%		%		%		%
Platinum	575,189	52%	598,701	52%	553,324	52%	520,949	59%	548,270	60%	506,071	60%	54,240	23%	50,431	23%	47,253	23%
Palladium	447,394	40%	445,400	39%	410,317	39%	263,495	30%	274,072	30%	252,057	30%	183,899	77%	171,328	77%	158,260	77%
Rhodium	79,263	7%	82,449	7%	75,298	7%	79,263	9%	82,449	9%	75,298	9%
Gold	14,899	1%	15,816	1%	15,297	1%	14,899	2%	15,816	2%	15,297	2%
PGM production 4E/2E	1,116,745	100%	1,142,366	100%	1,054,236	100%	878,606	100%	920,607	100%	848,723	100%	238,139	100%	221,759	100%	205,513	100%
Ruthenium	126,862		131,223		119,656		126,862		131,223		119,656
Iridium	32,068		32,795		30,339		32,068		32,795		30,339
Total 6E/2E	1,275,675		1,306,384		1,204,231		1,037,536		1,084,625		998,718		238,139		221,759		205,513
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Jun 2024	Dec 2023	Jun 2023
Average catalyst fed/day	Tonne	10.7	10.2	10.9
Total processed	Tonne	1,959	1,872	1,979
Tolled	Tonne	—	—	—
Purchased	Tonne	1,959	1,872	1,979
PGM fed	3Eoz	154,938	147,862	162,452
PGM sold	3Eoz	157,990	155,675	153,446
PGM tolled returned	3Eoz	—	2,408	5,052

US RELDAN OPERATIONS[1]
	Unit	Jun 2024
Volume sold:
Gold	oz	41,868
Silver	oz	855,870
Platinum	oz	7,143
Palladium	oz	7,500
Other (Rhodium, Ruthenium, Iridium)	oz	37
Copper	Lbs	1,066,236
Mixed scrap	Lbs	2,044,892
1  The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The six months ended 30 June 2024 include the results since acquisition
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      24
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
		Dec 2023	16,190	1,870	14,320	527	33	649	899	695	35	2,187	11,165
		Jun 2023	15,751	2,185	13,566	710	224	750	666	725	330	2,102	10,243
Yield	g/t	Jun 2024	0.68	4.13	0.25	6.10	1.04	3.47	0.49	2.87	0.18	0.31	0.22
		Dec 2023	0.76	4.58	0.26	6.15	1.77	4.94	0.49	3.07	0.26	0.28	0.23
		Jun 2023	0.82	4.34	0.26	5.47	0.33	4.77	0.31	2.80	0.22	0.27	0.25
Gold produced	kg	Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
		Dec 2023	12,250	8,574	3,676	3,241	59	3,204	443	2,129	9	618	2,547
		Jun 2023	12,962	9,490	3,472	3,884	74	3,579	207	2,027	72	568	2,551
	oz	Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
		Dec 2023	393,847	275,660	118,186	104,201	1,897	103,011	14,243	68,449	289	19,869	81,888
		Jun 2023	416,738	305,111	111,627	124,873	2,379	115,067	6,655	65,170	2,315	18,262	82,017
Gold sold	kg	Jun 2024	11,211	7,646	3,565	3,709	63	2,012	387	1,925	10	651	2,454
		Dec 2023	11,863	8,241	3,622	3,127	45	3,217	429	1,897	9	604	2,535
		Jun 2023	13,566	9,937	3,629	3,929	123	3,794	268	2,214	72	615	2,551
	oz	Jun 2024	360,442	245,825	114,617	119,247	2,025	64,687	12,442	61,890	322	20,930	78,898
		Dec 2023	381,404	264,954	116,450	100,535	1,447	103,429	13,793	60,990	289	19,419	81,502
		Jun 2023	436,157	319,482	116,675	126,320	3,955	121,980	8,616	71,182	2,315	19,773	82,017
Price and costs
Gold price received	R/kg	Jun 2024	1,327,000			1,329,003		1,325,552		1,315,762		1,327,189	1,330,888
		Dec 2023	1,170,362			1,171,501		1,166,484		1,171,563		1,172,185	1,173,176
		Jun 2023	1,124,871			1,129,566		1,127,523		1,124,672		1,121,951	1,114,073
Gold price received	US$/oz	Jun 2024	2,205			2,208		2,202		2,186		2,205	2,211
		Dec 2023	1,955			1,957		1,949		1,957		1,958	1,960
		Jun 2023	1,921			1,929		1,926		1,921		1,916	1,903
Operating cost[1]	R/t	Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
		Dec 2023	765	4,894	226	6,394	450	5,643	375	3,057	397	316	196
		Jun 2023	739	4,004	213	4,432	370	4,957	344	2,599	245	272	188
	US$/t	Jun 2024	39	253	13	312	17	276	21	176	17	21	10
		Dec 2023	41	263	12	343	24	303	20	164	21	17	11
		Jun 2023	41	220	12	243	20	272	19	143	13	15	10
	R/kg	Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
		Dec 2023	1,011,673	1,067,413	881,665	1,039,185	254,237	1,142,634	760,722	997,182	1,555,556	1,118,123	857,479
		Jun 2023	897,778	922,129	831,221	810,247	1,121,622	1,039,396	1,106,280	929,452	1,125,000	1,007,042	753,038
	US$/oz	Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
		Dec 2023	1,690	1,783	1,473	1,736	425	1,909	1,271	1,666	2,598	1,868	1,432
		Jun 2023	1,533	1,575	1,420	1,384	1,916	1,775	1,890	1,588	1,922	1,720	1,286
Adjusted EBITDA margin[1]	%	Jun 2024	15
		Dec 2023	8
		Jun 2023	16
All-in sustaining cost[1,2]	R/kg	Jun 2024	1,250,647			1,226,140		1,610,671		1,213,437		1,364,055	933,985
		Dec 2023	1,202,225			1,339,533		1,288,535		1,162,644		1,183,775	938,856
		Jun 2023	1,061,477			1,068,855		1,201,379		1,048,556		1,053,659	837,711
All-in sustaining cost2	US$/oz	Jun 2024	2,078			2,037		2,676		2,016		2,266	1,552
		Dec 2023	2,008			2,238		2,152		1,942		1,977	1,568
		Jun 2023	1,813			1,826		2,052		1,791		1,800	1,431
All-in cost[1,2]	R/kg	Jun 2024	1,487,022			1,226,140		1,610,671		1,213,437		1,364,055	1,885,493
		Dec 2023	1,308,017			1,339,533		1,302,249		1,162,644		1,183,775	1,117,949
		Jun 2023	1,162,244			1,068,855		1,217,873		1,048,556		1,053,659	1,005,096
All-in cost2	US$/oz	Jun 2024	2,471			2,037		2,676		2,016		2,266	3,133
		Dec 2023	2,185			2,238		2,175		1,942		1,977	1,867
		Jun 2023	1,985			1,826		2,080		1,791		1,800	1,717
Capital expenditure
Total capital expenditure[3]	Rm	Jun 2024	4,439			997		551		149		—	2,458
		Dec 2023	3,336			1,001		733		228		—	655
		Jun 2023	3,367			950		716		209		—	657
Total capital expenditure	US$m	Jun 2024	237			53		29		8		—	131
		Dec 2023	179			54		39		12		—	35
		Jun 2023	185			52		39		11		—	36
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. Because of its nature
Adjusted EBITDA margin, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
3Corporate project expenditure for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R284 million (US$15 million), R719 million (US$39 million), and R835 million
(US$46 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      25
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

European operations

Sandouville nickel refinery
Metals split
	Jun 2024		Dec 2023		Jun 2023
Volumes produced (tonnes)%				%		%
Nickel salts[1]	599	14%	623	17%	788	23%
Nickel metal	3,671	86%	3,009	83%	2,705	77%
Total Nickel Production tNi	4,270	100%	3,632	100%	3,493	100%
Nickel cakes[2]	202		162		158
Cobalt chloride (CoCl2)[3]	62		64		63
Ferric chloride (FeCl3)[3]	679		570		644

Volumes sales (tonnes)
Nickel salts[1]	797	18%	541	16%	593	17%
Nickel metal	3,635	82%	2,889	84%	2,832	83%
Total Nickel Sold tNi	4,432	100%	3,430	100%	3,425	100%
Nickel cakes[2]	19		—		21
Cobalt chloride (CoCl2)[3]	63		66		50
Ferric chloride (FeCl3)[3]	679		570		644

Nickel equivalent basket price	Unit	Jun 2024	Dec 2023	Jun 2023
Revenue from sale of products	Rm	1,685	1,346	1,677
Nickel Products sold	tNi	4,432	3,430	3,425
Nickel equivalent average basket price[4]	R/tNi	380,190	392,420	489,635
Nickel equivalent average basket price	US$/tNi	20,309	21,075	26,888

Nickel equivalent sustaining cost	Rm	Jun 2024	Dec 2023	Jun 2023
Cost of sales, before amortisation and depreciation		1,914	2,000	2,329
Share-based payments		20	9	11
Rehabilitation interest and amortisation		2	7	3
Leases		10	10	10
Sustaining capital expenditure		107	152	95
Less: By-product credit		(88)	(39)	(110)
Nickel equivalent sustaining cost[5]		1,965	2,139	2,338
Nickel Products sold	tNi	4,432	3,430	3,425
Nickel equivalent sustaining cost[5]	R/tNi	443,366	623,615	682,628
Nickel equivalent sustaining cost	US$/tNi	23,684	33,492	37,486

Nickel recovery yield[6]	%	97.90%	96.18%	96.80%
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater. Because of its nature Nickel equivalent sustaining costs and Nickel equivalent sustaining costs per tonne should not be considered as a representation of financial performance
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      26
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

Australian operations

Century zinc retreatment operation[1]
Production
Ore mined and processed	kt	Jun 2024	3,496
		Dec 2023	4,036
		Jun 2023	2,061
Processing feed grade	%	Jun 2024	2.94
		Dec 2023	3.12
		Jun 2023	3.09
Plant recoveries	%	Jun 2024	49.53
		Dec 2023	49.65
		Jun 2023	46.33
Concentrate produced[2]	kt	Jun 2024	110
		Dec 2023	138
		Jun 2023	66
Concentrate zinc grade[3]	%	Jun 2024	46.34
		Dec 2023	45.23
		Jun 2023	45.01
Metal produced (zinc in concentrate)[4]	kt	Jun 2024	51
		Dec 2023	63
		Jun 2023	29
Zinc metal produced (payable)[5]	kt	Jun 2024	42
		Dec 2023	51
		Jun 2023	24
Zinc sold[6]	kt	Jun 2024	38
		Dec 2023	61
		Jun 2023	33
Zinc sold (payable)[7]	kt	Jun 2024	31
		Dec 2023	50
		Jun 2023	27
Price and costs
Average equivalent zinc concentrate price[8]	R/tZn	Jun 2024	44,297
		Dec 2023	32,878
		Jun 2023	29,871
	US$/tZn	Jun 2024	2,366
		Dec 2023	1,766
		Jun 2023	1,640
All-in sustaining cost[9,10]	R/tZn	Jun 2024	41,710
		Dec 2023	32,746
		Jun 2023	44,030
	US$/tZn	Jun 2024	2,228
		Dec 2023	1,759
		Jun 2023	2,418
All-in cost[9,10]	R/tZn	Jun 2024	41,876
		Dec 2023	34,203
		Jun 2023	50,338
	US$/tZn	Jun 2024	2,237
		Dec 2023	1,837
		Jun 2023	2,764
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
3Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
4Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
5Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
6Zinc sold is the zinc metal contained in the concentrate sold
7Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
8Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
9All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater. Because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
10All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      27
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated income statement
Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited
Jun 2023	Dec 2023	Jun 2024		Notes	Jun 2024	Dec 2023	Jun 2023
3,326	2,846	2,949	Revenue	2	55,204	53,116	60,568
(2,728)	(2,689)	(2,788)	Cost of sales		(52,195)	(50,099)	(49,669)
(2,468)	(2,405)	(2,567)	Cost of sales, before amortisation and depreciation		(48,061)	(44,818)	(44,938)
(260)	(284)	(221)	Amortisation and depreciation		(4,134)	(5,281)	(4,731)

598	157	161			3,009	3,017	10,899
39	35	40	Interest income		749	651	718
(92)	(87)	(122)	Finance expense	3	(2,292)	(1,615)	(1,684)
(2)	(4)	(7)	Share-based payment expenses		(137)	(70)	(43)
20	(7)	73	Gain/(loss) on financial instruments	4	1,359	(136)	371
102	5	(1)	(Loss)/gain on foreign exchange differences		(13)	123	1,850
14	(78)	7	Share of results of equity-accounted investees after tax		136	(1,437)	263
(96)	(222)	(94)	Other costs	5.1	(1,751)	(4,114)	(1,744)
21	46	78	Other income	5.2	1,455	846	386
4	2	2	Gain on disposal of property, plant and equipment		35	31	74
—	(2,576)	(407)	Impairments	6	(7,624)	(47,445)	(9)
—	49	—	Gain on acquisition		—	898	—
10	(38)	(16)	Restructuring costs		(300)	(689)	174
(4)	(22)	(18)	Transaction and project costs		(346)	(394)	(80)
—	20	—	Occupational healthcare (loss)/gain		(1)	357	8
614	(2,720)	(304)	(Loss)/profit before royalties, carbon tax and tax		(5,721)	(49,977)	11,183
(33)	(24)	(13)	Royalties		(241)	(458)	(592)
—	—	—	Carbon tax		(1)	(1)	(1)
581	(2,744)	(317)	(Loss)/profit before tax		(5,963)	(50,436)	10,590
(154)	285	(62)	Mining and income tax	7	(1,175)	5,220	(2,804)
(131)	(42)	(27)	- Current tax		(511)	(788)	(2,390)
(23)	327	(35)	- Deferred tax		(664)	6,008	(414)

427	(2,459)	(379)	(Loss)/profit for the period		(7,138)	(45,216)	7,786
			(Loss)/profit for the period attributable to:
407	(2,458)	(397)	- Owners of Sibanye-Stillwater		(7,472)	(45,195)	7,423
20	(1)	18	- Non-controlling interests (NCI)		334	(21)	363
			Earnings per ordinary share (cents)
14	(86)	(14)	Basic earnings per share	8.1	(264)	(1,597)	262
14	(86)	(14)	Diluted earnings per share	8.2	(264)	(1,597)	262
2,830,488	2,830,567	2,830,567	Weighted average number of shares ('000)	8.1	2,830,567	2,830,567	2,830,488
2,830,567	2,830,567	2,830,567	Diluted weighted average number of shares ('000)	8.2	2,830,567	2,830,567	2,830,567
18.21	18.62	18.72	Average R/US$ rate

The condensed consolidated interim financial statements (condensed consolidated financial statements) for the six months ended 30 June 2024 were prepared by
Sibanye-Stillwater's Group financial reporting team headed by Henning Opperman (CA (SA)). This process was supervised by the Group's Chief Financial Officer, Charl
Keyter and approved by the Sibanye-Stillwater Board of Directors.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      28
Condensed consolidated statement of other comprehensive income
Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited
Jun 2023	Dec 2023	Jun 2024		Jun 2024	Dec 2023	Jun 2023
427	(2,459)	(379)	(Loss)/profit for the period	(7,138)	(45,216)	7,786
(202)	29	23	Other comprehensive income, net of tax	119	(1,397)	6,045
—	—	—	Foreign currency translation adjustments[1]	(34)	(826)	6,058
(1)	(31)	8	Fair value adjustment on other investments[2]	153	(569)	(13)
—	—	—	Re-measurement of defined benefit plan[2]	—	(2)	—
(201)	60	15	Currency translation adjustments[3]	—	—	—

225	(2,430)	(356)	Total comprehensive income	(7,019)	(46,613)	13,831
			Total comprehensive income attributable to:
202	(2,429)	(374)	- Owners of Sibanye-Stillwater	(7,363)	(46,591)	13,407
23	(1)	18	- Non-controlling interests	344	(22)	424
18.21	18.62	18.72	Average R/US$ rate
1These gains and losses will be reclassified to profit or loss upon disposal of the underlying operations
2These gains and losses will never be reclassified to profit or loss
3These gains and losses relate to the convenience translation of the SA rand amounts to US dollar and will never be reclassified to profit or loss
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited
Jun 2023	Dec 2023	Jun 2024		Notes	Jun 2024	Dec 2023	Jun 2023
6,564	4,368	4,525	Non-current assets		83,383	81,119	123,772
4,924	3,303	3,333	Property, plant and equipment		61,429	61,338	92,824
32	30	24	Right-of-use assets		435	560	610
485	27	107	Goodwill and other intangibles		1,973	502	9,151
491	385	397	Equity-accounted investments		7,317	7,148	9,264
178	171	183	Other investments		3,370	3,179	3,364
295	319	338	Environmental rehabilitation obligation funds		6,221	5,927	5,555
42	28	36	Other receivables		661	523	794
117	105	107	Deferred tax assets		1,977	1,942	2,210

3,005	3,328	2,795	Current assets		51,529	61,822	56,652
1,364	1,420	1,403	Inventories		25,866	26,363	25,710
425	479	485	Trade and other receivables		8,947	8,900	8,016
12	1	3	Other receivables		50	26	233
28	52	60	Tax receivable		1,106	973	534
1,176	1,376	844	Cash and cash equivalents		15,560	25,560	22,159

9,569	7,696	7,320	Total assets		134,912	142,941	180,424

5,309	2,777	2,524	Total equity		46,541	51,607	100,164

3,303	2,957	3,456	Non-current liabilities		63,672	54,927	62,238
1,336	1,343	1,769	Borrowings and derivative financial instrument	11	32,600	24,946	25,177
23	21	16	Lease liabilities		287	384	440
603	673	690	Environmental rehabilitation obligation and other provisions		12,713	12,505	11,369
38	22	22	Occupational healthcare obligation		398	400	707
236	146	158	Cash-settled share-based payment obligations		2,921	2,718	4,445
178	183	192	Other payables	12	3,538	3,407	3,347
341	341	343	Deferred revenue		6,315	6,327	6,429
1	3	1	Tax and royalties payable		12	64	12
547	225	265	Deferred tax liabilities		4,888	4,176	10,312

957	1,962	1,340	Current Liabilities		24,699	36,407	18,022
7	834	256	Borrowings and derivative financial instrument	11	4,716	15,482	135
11	11	10	Lease liabilities		177	198	200
—	45	39	Environmental rehabilitation obligation and other provisions		724	832	—
4	—	—	Occupational healthcare obligation		9	—	74
41	23	8	Cash-settled share-based payment obligations		151	432	764
816	887	836	Trade and other payables		15,399	16,464	15,377
24	109	143	Other payables	12	2,636	2,015	451
17	16	21	Deferred revenue		394	305	324
37	37	27	Tax and royalties payable		493	679	697

9,569	7,696	7,320	Total equity and liabilities		134,912	142,941	180,424
18.85	18.57	18.43	Closing R/US$ rate
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      29
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated

US dollar								SA rand
Stated capital	Re- organisation reserve	Other reserves	Accum- ulated profit/ (loss)	Non- controlling interests	Total equity		Note	Total equity	Non- controlling interests	Accum- ulated profit/ (loss)	Other reserves	Re- organisation reserve	Stated capital
1,361	2,599	202	993	187	5,342	Balance at 31 December 2022 (Unaudited)		91,004	2,903	33,781	9,672	23,001	21,647
—	—	(205)	407	23	225	Total comprehensive income for the period		13,831	424	7,423	5,984	—	—
—	—	—	407	20	427	Profit for the period		7,786	363	7,423	—	—	—
—	—	(205)	—	3	(202)	Other comprehensive income, net of tax		6,045	61	—	5,984	—	—
—	—	—	(190)	(5)	(195)	Dividends paid		(3,539)	(86)	(3,453)	—	—	—
—	—	1	—	1	2	Equity-settled share-based payments		40	20	—	20	—	—
—	—	—	—	50	50	New Century Resources Limited (Century) business combination		919	919	—	—	—	—
—	—	(4)	25	38	59	Transactions with Keliber Oy (Keliber) shareholders		1,097	700	463	(66)	—	—
—	—	—	—	(43)	(43)	Keliber dividend obligation		(792)	(792)	—	—	—	—
—	—	—	1	(50)	(49)	Transactions with Century shareholders		(906)	(914)	13	(5)	—	—
—	—	(82)	—	—	(82)	Foreign exchange movement recycled through profit or loss		(1,490)	—	—	(1,490)	—	—
1,361	2,599	(88)	1,236	201	5,309	Balance at 30 June 2023 (Unaudited)		100,164	3,174	38,227	14,115	23,001	21,647
—	—	29	(2,458)	(1)	(2,430)	Total comprehensive income for the period		(46,613)	(22)	(45,197)	(1,394)	—	—
—	—	—	(2,458)	(1)	(2,459)	Loss for the period		(45,216)	(21)	(45,195)	—	—	—
—	—	29	—	—	29	Other comprehensive income, net of tax		(1,397)	(1)	(2)	(1,394)	—	—
—	—	—	(79)	(15)	(94)	Dividends paid		(1,779)	(279)	(1,500)	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments		8	4	—	4	—	—
—	—	(8)	—	—	(8)	Foreign exchange movement recycled through profit or loss		(173)	—	—	(173)	—	—
1,361	2,599	(67)	(1,301)	185	2,777	Balance at 31 December 2023 (Unaudited)		51,607	2,877	(8,470)	12,552	23,001	21,647
—	—	22	(397)	19	(356)	Total comprehensive income for the period		(7,019)	344	(7,472)	109	—	—
—	—	—	(397)	18	(379)	(Loss)/profit for the period		(7,138)	334	(7,472)	—	—	—
—	—	22	—	1	23	Other comprehensive income, net of tax		119	10	—	109	—	—
—	—	—	—	(5)	(5)	Dividends paid		(86)	(86)	—	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments		4	2	—	2	—	—
—	—	—	107	—	107	Recognition of derivative financial instrument in equity[1]	11	2,009	—	2,009	—	—	—
—	—	3	(3)	—	—	Transfer between reserves		—	—	(59)	59	—	—
—	—	1	—	—	1	Foreign exchange movement recycled through profit or loss		26	—	—	26	—	—
1,361	2,599	(41)	(1,594)	199	2,524	Balance at 30 June 2024 (Unaudited)		46,541	3,137	(13,992)	12,748	23,001	21,647
1The derivative financial instrument transferred to equity upon derecognition (see note 11) amounted to R2,009 million on 26 June 2024, which was the last day that cash conversion could have been requested
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      30
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited
Jun 2023	Dec 2023	Jun 2024		Notes	Jun 2024	Dec 2023	Jun 2023
			Cash flows from operating activities
786	231	179	Cash generated by operations		3,355	4,409	14,317
16	35	31	Deferred revenue advance received		578	636	299
(31)	(4)	(33)	Cash-settled share-based payments paid		(626)	(70)	(567)
(10)	—	(2)	Payment of Marikana dividend obligation		(38)	—	(191)
(205)	2	(2)	Additional deferred/contingent payments relating to acquisition of a business[1]		(44)	—	(3,733)
53	42	125	Change in working capital		2,334	787	963
609	306	298			5,559	5,762	11,088
30	24	29	Interest received		543	460	538
(37)	(34)	(55)	Interest paid		(1,032)	(631)	(673)
(20)	(30)	(27)	Royalties paid		(502)	(565)	(357)
(116)	(58)	(33)	Tax paid		(626)	(1,095)	(2,114)
(194)	(95)	(5)	Dividends paid		(86)	(1,779)	(3,539)
272	113	207	Net cash from operating activities		3,856	2,152	4,943
			Cash flow from investing activities
(596)	(621)	(595)	Additions to property, plant and equipment		(11,147)	(11,557)	(10,854)
5	4	2	Proceeds on disposal of property, plant and equipment		39	84	84
12	14	(152)	Acquisition of subsidiaries, net of cash acquired	10.1	(2,849)	247	224
18	6	5	Dividends received		90	115	334
(1)	(35)	(8)	Additions to other investments		(150)	(636)	(22)
—	11	7	Disposals of other investments		130	202	—
—	—	(1)	Loans advanced to investee		(24)	—	—
(22)	1	—	Acquisition of equity-accounted investment		—	—	(396)
(3)	(7)	(3)	Contributions to environmental rehabilitation funds		(65)	(128)	(57)
—	—	(11)	Payment of contingent consideration[1]		(199)	—	—
17	—	—	Proceeds from environmental rehabilitation funds		1	14	308
(570)	(627)	(756)	Net cash used in investing activities		(14,174)	(11,659)	(10,379)
			Cash flow from financing activities
55	728	69	Loans raised[2]	11	1,295	13,431	1,000
(55)	(17)	(41)	Loans repaid	11	(764)	(315)	(1,008)
(6)	(6)	(6)	Lease payments		(116)	(117)	(102)
(55)	—	—	Acquisition of NCI		—	—	(1,009)
60	—	—	Proceeds from NCI on rights issue		—	—	1,096
(1)	705	22	Net cash from/(used in) financing activities		415	12,999	(23)
(299)	191	(527)	Net (decrease)/increase in cash and cash equivalents		(9,903)	3,492	(5,459)
(56)	9	(5)	Effect of exchange rate fluctuations on cash held		(97)	(91)	1,542
1,531	1,176	1,376	Cash and cash equivalents at beginning of the period		25,560	22,159	26,076
1,176	1,376	844	Cash and cash equivalents at end of the period		15,560	25,560	22,159
18.21	18.62	18.72	Average R/US$ rate
18.85	18.57	18.43	Closing R/US$ rate
1Included in the payments made for the six months ended 30 June 2024 is R44 million (six months ended 30 June 2023: R127 million) and R199 million related to the Pandora acquisition and the
Kroondal acquisition contingent consideration, respectively. Payments made for the six months ended 30 June 2023 also includes R3,606 million related to the Rustenburg operation acquisition
(Rustenburg deferred payment). Payments made up to the original fair value of the liability are classified as investing cash flows, with any amount paid above the original fair value of the liability classified as operating cash flows
2Loans raised for the six months ended 31 December 2023 included the derivative financial instrument related to the US$ Convertible Bond of R1,673 million
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      31
Notes to the condensed consolidated financial statements
1.        Basis of accounting and preparation
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for interim results and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim results to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards
Accounting Standards (IFRS Accounting Standards), as issued by the International Accounting Standards Board (IASB), the South African Institute of
Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2023 annual financial report.
The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31
December 2023 were prepared by subtracting the condensed consolidated interim financial statements for the six months ended 30 June 2023 from the consolidated financial statements for the year ended 31 December 2023.
The translation of the primary statements into US dollar, for convenience translation, is based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the condensed statement of financial position. Exchange differences on translation are accounted for in the condensed consolidated statement of other comprehensive income. This information is provided as supplementary information only.
2.        Revenue
The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Gold mining activities	14,880	13,882	15,261
PGM mining activities[1]	31,094	30,393	35,882
Nickel refining activities	1,685	1,347	1,677
Zinc retreatment operation[2]	1,439	1,742	838
US PGM recycling activities	3,710	5,626	7,692
Industrial and electronic waste recycling activities[3]	2,266	—	—
Stream[1]	236	321	188
Total revenue from contracts with customers	55,310	53,311	61,538
Adjustments relating to sales of SA PGM concentrate provisional pricing[4]	29	(198)	(638)
Adjustments relating to zinc operation provisional pricing[4]	(135)	3	(332)
Total revenue	55,204	53,116	60,568
1The difference between revenue from PGM mining activities above and total revenue from PGM mining activities as disclosed on the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International)(Wheaton Stream) in the above. Revenue relating to the
Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (see note 16)
2The difference between revenue from zinc retreatment operations above and total revenue from zinc retreatment operations as disclosed in the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
3Includes revenue from the Reldan Group of Companies (Reldan) since date of acquisition (see note 10.1)
4These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
Revenue recognised per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Southern Africa (SA)	41,529	39,125	45,611
United States (US)	10,686	10,899	12,774
Europe (EU)	1,685	1,347	1,677
Australia (AUS)	1,304	1,745	506
Total revenue	55,204	53,116	60,568
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      32
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Six months ended
Unaudited	Unaudited	Unaudited
Jun 2024	Dec 2023	Jun 2023

Gold

PGM

Nickel refining

3%
3%
15%
9%
70%
USA
France
Germany
Luxembourg
Other

14%
7%
3%
8%
25%
24%
19%
UK
Belgium
USA
France
Luxembourg
Germany
Other

12%
27%
32%
7%
7%
9%
6%
UK
Belgium
USA
Luxembourg
France
Germany
Other

Zinc retreatment

11%
12%
35%
12%
30%
Singapore
Switzerland
China
UK
Other

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      33

Six months ended
Unaudited	Unaudited	Unaudited
Jun 2024	Dec 2023	Jun 2023

Industrial and electronic waste recycling

12%
28%
9%
23%
17%
11%
Canada
Germany
Italy
USA
Switzerland
Other

Revenue generated per product:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Gold	17,120	14,450	15,807
PGMs	30,729	31,770	39,320
Platinum	10,798	10,171	9,604
Palladium	10,369	11,975	13,296
Rhodium	7,441	7,528	14,463
Iridium	1,418	1,530	1,353
Ruthenium	703	566	604
Chrome	3,146	2,947	2,218
Nickel	2,090	1,902	2,432
Zinc	1,231	1,643	483
Silver	409	112	40
Other[1]	479	292	268
Total revenue	55,204	53,116	60,568
1  Other primarily includes revenue from cobalt and copper sales
3.        Finance expense

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Note	Jun 2024	Dec 2023	Jun 2023
Interest charge on:
Borrowings — interest	11	(971)	(617)	(575)
- US$1 billion revolving credit facility (RCF)		(62)	(27)	(46)
- US$600 million RCF		—	—	(20)
- R5.5 billion RCF		(226)	(75)	(50)
- 2026 and 2029 Notes		(472)	(473)	(459)
- US$ Convertible Bond		(198)	(36)	—
- Other borrowings		(13)	(6)	—
Borrowings — unwinding of amortised cost	11	(333)	(204)	(155)
- 2026 and 2029 Notes		(42)	(41)	(39)
- US$ Convertible Bond		(149)	(27)	—
- Burnstone Debt		(142)	(136)	(116)
Lease liabilities		(19)	(22)	(21)
Environmental rehabilitation obligation		(513)	(386)	(372)
Occupational healthcare obligation		(19)	(35)	(35)
Rustenburg deferred payment		—	—	(85)
Marikana dividend obligation		(92)	(114)	(122)
Deferred revenue		(163)	(154)	(173)
Other		(182)	(83)	(146)
Total finance expense		(2,292)	(1,615)	(1,684)
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      34
4.        Gain/(loss) on financial instruments

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Note	Jun 2024	Dec 2023	Jun 2023
Fair value gain on palladium hedge contract		—	—	72
Fair value (loss)/gain on gold hedge contracts[1]		(56)	(184)	44
Fair value (loss)/gain on zinc hedge contracts[2]		(80)	(132)	623
Fair value gain/(loss) on derivative instrument	11	1,733	(2,136)	—
Fair value adjustment on share-based payment obligations		(424)	2,075	(486)
Loss on the revised cash flow of the Rustenburg deferred payment		—	—	(4)
Loss on the revised cash flow of the Burnstone debt	11	—	32	—
Gain on revised cash flow of the Marikana dividend obligation		53	537	11
Fair value gain/(loss) on contingent consideration (related to the Kroondal acquisition)		126	(137)	—
Fair value (loss)/gain on other investments		(16)	14	102
Other		23	(205)	9
Total gain/(loss) on financial instruments		1,359	(136)	371
1  On 3 May 2023, Sibanye Gold Proprietary Limited concluded a gold hedge agreement which commenced on 4 May 2023. The agreement is structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which establishes a floor and cap of R34,214 and R46,050 per ounce, respectively. On 17
November 2023, Sibanye Gold Proprietary Limited concluded two additional gold hedge agreements which commenced on 17 November 2023. These agreements are structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R34,214 per ounce for both agreements and cap of R43,545 and R43,800 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2  Century concluded a hedge agreement on 15 June 2021 for 90,000 tonnes of payable zinc over three years which commenced July 2021 to June 2024 in equal monthly deliveries (2,500 tonnes per month) at a fixed monthly price of A$3,717/t net of all fees and costs. In November 2021, Century concluded an additional hedge agreement for 90,000 tonnes of payable zinc for two years
(3,750 tonnes per month) which commenced January 2022 to December 2023 at a fixed price of A$3,938/t net of all fees and costs. During June 2024, Century concluded two additional zinc hedge agreements, which both commenced on 1 July 2024. The first agreement is structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,100 and A$4,340 per tonne, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
5.        Other costs and other income
5.1    Other costs

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Care and maintenance	(779)	(594)	(784)
Corporate and social investment costs	(160)	(86)	(63)
Cost incurred on employee and community trusts	—	(469)	—
Exploration costs	(25)	(74)	(109)
Non-mining royalties	(26)	(30)	(54)
Strike related costs	—	—	(3)
Change in estimate of environmental rehabilitation obligation	(238)	—	—
Service entity costs	(160)	(92)	(274)
Onerous contract provision	—	(1,865)	—
Other	(363)	(904)	(457)
Total other costs	(1,751)	(4,114)	(1,744)
5.2    Other income

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	—	45	—
Service entity income	164	240	257
Sundry income	154	260	127
Insurance proceeds[1]	812	—	—
Onerous contract provision utilisation/change in estimate	324	—	—
Gain on remeasurement of previous interest in Kroondal	—	298	—
Gain/increase in equity-accounted investment	1	3	2
Total other income	1,455	846	386
1  Relates to the business interruption insurance claim lodged by the Group at its US PGM operations resulting from the flood event which occurred during June 2022
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      35
6.        Impairments
The Group performed impairment testing for cash-generating units (CGUs) where impairment indicators were present at 30 June 2024. The below table is a breakdown of the impairments recognised for each period ended.

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Impairment of mining assets and goodwill[1]	(7,624)	(47,004)	(9)
Impairment of investment in equity-accounted investee	—	(423)	—
Impairment of loan to equity-accounted investee	—	(18)	—
Total impairments	(7,624)	(47,445)	(9)
1   A further decrease in medium to long-term forecast palladium and platinum prices, resulted in a decrease in the expected future net cash flows from the US PGM operation (Stillwater CGU), which contributed to the reduced value in use at 30 June 2024, and led to an impairment of property, plant and equipment amounting to R7,499 million. Specific asset impairment relates to shaft 4B at Marikana which was impaired by R112 million due to closure and the Klipfontein open cast assets by R11 million due to the mining area not being economically viable
The impairment of mining assets for the six months ended 30 June 2024 relates to the following classes of assets:

Figures in million - SA rand	Six months ended
Unaudited
Mine development, infrastructure and other	(7,624)
Total impairment	(7,624)
The assumptions applied in the value in use impairment calculation as well as the recoverable amount for the US PGM operation (Stillwater CGU)
impacted by the impairments are set out below:

		Unaudited	Unaudited
		Jun-24	Dec-23
		Stillwater
Weighted average PGM (2E) basket price[1]	US$/2Eoz	1,206	1,281
Inflation rate[2]	%	2.5	2.5
Nominal discount rate[3]	%	11.5	12.0
Life-of-mine[4]	years	45.5	46
Recoverable amount	R' million	15,224	22,246
1 The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2 The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3  The nominal discount rate is calculated as the weighted average cost of capital of the CGU
4  Periods longer than five years for inclusion in the impairment test are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of the mine based on the available reserves
Stillwater CGU impairment assumptions
The annual life-of-mine plan, used in the impairment assessment, takes into account the following:
•Proved and probable ore reserves of the CGU
•Cash flows based on the life-of-mine plan
•Sustaining capital expenditure estimates over the life-of-mine plan
Results of impairment assessments for the Group's CGUs
Other than the impairment to the Stillwater CGU described above, no further impairment was identified for any of the Group's other CGUs for which impairment indicators were present. However, holding all other assumptions constant, a decrease in the average 4E PGM basket price used for Mimosa (R25,955/4Eoz) exceeding 2.3% will result in further impairment.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      36
7.        Mining and income tax

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Tax on profit before tax at maximum South African statutory company tax rate (27%)	1,610	13,617	(2,859)
South African gold mining tax formula rate adjustment	(19)	47	189
US statutory tax rate adjustment	(31)	(2,154)	(22)
US state tax adjustment	266	1,081	40
Non-deductible amortisation and depreciation	—	(1)	(1)
Non-taxable dividend received	—	1	—
Non-deductible finance expense	(82)	(95)	(85)
Non-deductible share-based payments	(3)	(4)	(3)
Non-deductible loss on fair value of financial instruments	(100)	39	(140)
Non-taxable gain on foreign exchange differences	(8)	52	411
Non-taxable share of results of equity-accounted investees	38	(388)	71
Non-taxable gain on acquisition	—	243	—
Non-deductible impairments	—	(2,392)	—
Non-deductible transaction costs	(77)	(114)	(44)
Tax adjustment in respect of prior periods	19	12	(2)
Net other non-taxable income and non-deductible expenditure	496	30	(302)
Change in estimated deferred tax rate	(213)	(1,467)	741
Deferred tax assets unrecognised or derecognised[1]	(3,071)	(3,287)	(798)
Mining and income tax	(1,175)	5,220	(2,804)
Effective tax rate	(20%)	10%	26%
1 The amount for the six months ended 30 June 2024 relates mainly to unrecognised deferred tax assets at the US PGM operations (R2,508 million), Century (R164 million), Burnstone (R45 million) and
Cooke (R85 million)
International tax reform - Pillar Two Model Rules exposure
The Organisation for Economic Co-operation and Development (OECD) published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. It is unclear if the Pillar Two model rules will create additional temporary differences, whether it will result in the remeasurement of deferred taxes and which tax rate should be used to measure deferred taxes. The Group applied the temporary exception issued as part of the amendments to IAS 12 Income Taxes to not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules.
Pillar Two legislation are enacted or substantively enacted in certain jurisdictions of the Group namely, France, Finland, Canada and the United
Kingdom and are effective in these jurisdictions for the Group’s financial year beginning 1 January 2024 for purposes of the Income Inclusion Rule
(IIR) and Qualified Domestic Minimum Top-up Tax (QDMTT). The Group performed an assessment of the potential exposure arising from Pillar Two legislation for jurisdictions where Pillar Two requirements are effective for the six months ended 30 June 2024. Based on the assessment performed by the Group and application of the available transitional safe harbours, there is no impact on mining and income tax for jurisdictions where Pillar
Two legislation is effective.
In the remaining jurisdictions of the Group, Pillar Two legislation is not yet effective for the six months ended 30 June 2024. However, in South Africa and Australia, draft legislation was prepared but not yet substantively enacted. The draft legislation, when effective,  will be applicable from 1
January 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes in the jurisdictions where Pillar Two legislation is not yet in effect based on the most recent financial information for 2024. Based on the assessment performed, the Pillar Two effective tax rates in all other jurisdictions in which the Group operates are above 15%, being the minimum proposed tax rate, or the jurisdiction will meet one of the transitional safe harbours and management is not currently aware of any circumstances under which this might change. Therefore, the
Group does not expect a potential significant exposure to Pillar Two top-up taxes for the six months ended 30 June 2024.
8.        Earnings per share
8.1    Basic earnings per share

	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,567
Adjustment for weighting of ordinary shares in issue (’000)	—	—	(79)
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,488
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(7,472)	(45,195)	7,423
Basic earnings per share (EPS) (cents)	(264)	(1,597)	262
8.2    Diluted earnings per share
Potential ordinary shares arising from the equity-settled share-based payment scheme resulted in a dilution for the six month period ended 30 June
2023. The assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future, however the bonds were anti-dilutive for the six month period ended 30 June 2024.

	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,488
Potential ordinary shares - equity-settled share plan (’000)	—	—	79
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Diluted earnings per share (DEPS) (cents)	(264)	(1,597)	262
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      37
8.3    Headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
(Loss)/profit attributable to owners of Sibanye-Stillwater	(7,472)	(45,195)	7,423
Gain on disposal of property, plant and equipment	(35)	(31)	(74)
Impairments	7,624	47,445	9
Impairment recognised by equity-accounted investee, net of tax	19	1,384	—
Gain on acquisition	—	(898)	—
Gain on remeasurement of previous interest in Kroondal	—	(298)	—
Foreign exchange movement recycled through profit or loss	26	(173)	(1,490)
Taxation effect of re-measurement items	(25)	(6,341)	19
Re-measurement items, attributable to non-controlling interest	—	—	4
Headline earnings	137	(4,107)	5,891
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,488
Headline EPS (cents)	5	(145)	208
8.4    Diluted headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Diluted headline earnings	137	(4,107)	5,891
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Diluted headline EPS (cents)	5	(145)	208
9.        Dividends
Dividend policy
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board consistently considers normalised earnings in considering the amount to be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-
controlling interest, and changes in the estimated deferred tax rate.
In line with Sibanye-Stillwater’s dividend policy and its Capital Allocation Framework, the Board of Directors resolved not to declare an interim dividend for 2024 (2023: 53 SA cents per share). No final dividend was declared for 2023. The 2023 interim dividend amounted to a payout of 35%
of normalised earnings for the six months ended 30 June 2023.

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(7,472)	(45,195)	7,423
Adjusted for:
(Gain)/loss on financial instruments	(1,359)	136	(371)
Loss/(gain) on foreign exchange differences	13	(123)	(1,850)
Gain on disposal of property, plant and equipment	(35)	(31)	(74)
Impairments	7,624	47,445	9
Restructuring costs	300	689	(174)
Transaction and project costs	346	394	80
Occupational healthcare loss/(gain)	1	(357)	(8)
Gain/increase in equity-accounted investment	(1)	(3)	(2)
Gain on acquisition	—	(898)	—
Gain on remeasurement of previous interest in Kroondal	—	(298)	—
Change in estimated deferred tax rate	213	1,467	(741)
Provision for community costs post closure	24	—	—
Share of results of equity-accounted investees after tax	(136)	1,437	(263)
Tax effect of the items adjusted above	300	(6,913)	249
Non-controlling interest effect of the items listed above	(26)	(284)	8
Normalised earnings[1]	(208)	(2,534)	4,286
1  Normalised earnings, as defined and reconciled above, is not a measure of performance under IFRS. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS
10.        Acquisitions
10.1        Reldan business combination
Sibanye-Stillwater successfully concluded the acquisition of the Reldan Group of Companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in
Pennsylvania, USA. In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      38
Reldan's financial results were consolidated from the effective date. For the three and a half months ended 30 June 2024, Reldan contributed revenue of R2,266 million (US$121 million) and a net loss of R70 million (US$4 million) to the Group's results. Reldan's pro forma revenue and net loss would have been R3,681 million (US$197 million) and R93 million (US$5 million), respectively, had the acquisition been effective from 1 January
2024. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would be the same if the acquisition occurred on 1 January 2024. The functional currency of Reldan is the US dollar.
The purchase price allocation on the effective date was allocated on a provisional basis in accordance with IFRS 3 for, amongst others, property, plant and equipment, investments, contingent liabilities, provisions, as well as any deferred tax implications. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Consideration
The fair value of the consideration is as follows:

Figures in million - SA rand
Unaudited
Jun 2024
Consideration paid[1]	2,943
Fair value of NCI put liability[2]	109
Total consideration	3,052
1  Includes transaction-related cost of US$1 million (R23 million) paid by Reldan on behalf of the previous owners. Cash consideration for the six months ended 30 June 2024 amounted to US$155.9 million (R2,920 million)
2  Relates to an NCI put option in respect of an intermediate Reldan holding company which holds an interest in the Indian joint venture operations, and may require the Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years at a market price
Acquisition related costs
The Group incurred total acquisition related costs of R84 million for the six months ended 30 June 2024 (six months ended 31 December 2023: R74 million, six months ended 30 June 2023: R2 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
Unaudited
Jun 2024
Property, plant and equipment[2]	542
Intangible assets[2]	1,397
Right-of-use assets[1]	3
Equity-accounted investments[2]	269
Inventories[2]	1,503
Trade and other receivables[1]	163
Cash and cash equivalents[1,3]	71
Lease liabilities[1]	(3)
Other payables[1]	(733)
Borrowings[2]	(84)
Deferred revenue[1]	(120)
Trade and other payables[1]	(104)
Fair value of identifiable net assets acquired	2,904
1  Carrying value approximates fair value, except as detailed in footnote 2 below
2  Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows:
•The fair value of property, plant and equipment was determined based on market prices for similar items and where relevant, the fair value was determined using the depreciated replacement cost method
•The fair value of intangible assets was determined based on the relief-from-royalty method which considers the discounted estimated royalty payments that are avoided as a result of ownership as well as an income approach (multi-period excess earnings method) which considers the present value of future net cash flows to value the vendor relationships
•The fair value of equity-accounted investments was determined based on an income approach which considers the discounted expected future cash flows of the investment
•The fair value of inventories was based on an assessment of net realisable value
•The fair value of borrowings was determined based on a market-related discount rate
3  The transaction results in net cash paid of R2,849 million based on cash and cash equivalents acquired of R71 million and cash consideration paid of R2,920 million
Goodwill
Goodwill arising from the business combination is as follows:

Figures in million - SA rand
Unaudited
Jun 2024
Consideration	3,052
Fair value of identifiable net assets acquired	(2,904)
Goodwill[1,2]	148
1  The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US,
Mexico and India
2  US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R599 million (US$32 million) is estimated to be deductible for tax purposes in the future
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      39
11.        Borrowings and derivative financial instrument

Figures in million - SA rand
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Borrowings	37,316	36,618	25,312
Derivative financial instrument[1]	—	3,810	—
Balance at the end of the period	37,316	40,428	25,312
Current portion of borrowings and derivative financial instrument	(4,716)	(15,482)	(135)
Non-current portion of borrowings and derivative financial instrument	32,600	24,946	25,177
1  On 28 May 2024, approval was obtained from shareholders for the US$ Convertible Bond to be convertible into ordinary shares of Sibanye-Stillwater at the option of the holders. The share conversion start date was 28 June 2024, with the last day that cash conversion could be requested being 26 June 2024. The derivative financial instrument was transferred to equity on 26 June
2024 as a result of the removal of the cash conversion option (see Condensed Consolidated Statement of Changes in Equity). The fair value gain on the derivative financial instrument for the six months ended 30 June 2024 amounted to R1,733 million (six months ended 31 December 2023: loss of R2,136 million) (see note 4)
Borrowings

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Notes	Jun 2024	Dec 2023	Jun 2023
Balance at beginning of the period		36,618	25,312	22,728
Borrowings acquired on acquisition of subsidiaries	10	84	3	3
Loans raised		1,295	11,758	1,000
US$1 billion RCF[1]		—	—	—
R5.5 billion RCF[2]		—	4,000	1,000
US$ Convertible bond		—	7,455	—
Other borrowings		1,295	303	—
Loans repaid		(764)	(315)	(1,008)
US$1 billion RCF		—	—	—
R5.5 billion RCF		—	—	(1,000)
Other borrowings		(764)	(315)	(8)
Unwinding of loans recognised at amortised cost	3	333	204	155
Accrued interest	3	971	617	575
Accrued interest paid		(954)	(577)	(598)
2026 and 2029 Notes		(466)	(468)	(483)
R5.5 billion, US$1 billion and US$600 million RCFs		(288)	(103)	(115)
US$ Convertible bond		(196)	—	—
Other borrowings		(4)	(6)	—
Loss on the revised cash flow of the Burnstone debt	4	—	(32)	—
Loss on foreign exchange differences and foreign currency translation		(267)	(352)	2,457
Balance at end of the period		37,316	36,618	25,312
Borrowings consist of:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
US$1 billion RCF[1]	—	—	—
R5.5 billion RCF[2]	4,000	4,000	—
2026 and 2029 Notes	21,916	22,042	22,331
US$ Convertible bond	7,627	7,538	—
Burnstone debt[2]	3,109	2,991	2,931
Other borrowings[3]	664	47	50
Borrowings	37,316	36,618	25,312
Current portion of borrowings	(4,716)	(11,672)	(135)
Non-current borrowings	32,600	24,946	25,177
1   The facility is undrawn at 30 June 2024 and at the date of this report
2   The R5.5 billion RCF and the Burnstone debt are affected by the IBOR reform amendments to IFRS Accounting Standards, which came into effect on 1 January 2021. The R5.5 billion RCF is linked to JIBAR at 30 June 2024, however the JIBAR is only expected to be impacted by the reform at a later date and any impact thereof is to be considered when this occurs. Subsequent to 30 June
2024, the Group refinanced the R5.5 billion RCF on 16 August 2024 with a R6.0 billion RCF prior to the facility's maturity date in November 2024 (see note 15.3). The new facility is linked to the JIBAR for the foreseeable future and will transition to a new interest rate prior to the date on which the JIBAR will no longer be available for use. At 30 June 2024, there is no significant impact on the
Group as a result of IBOR reform in respect of the R5.5 billion RCF and the Group will assess any potential impact when the facility is transitioned to a new rate in future. The Burnstone debt was transitioned from US LIBOR to a term Secured Overnight Financing Rate (SOFR) during March 2024, which is consistent with the Group's US$1 billion RCF. Management performed an assessment and concluded that the transition to the term SOFR did not materially impact the Group's results
3  Other borrowings consist mainly of overnight facilities, working capital and overdraft borrowings facilities at Keliber, Sandouville, Century and Reldan
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      40
11.1    Capital management
The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
30 June 2024 (Unaudited)
- Capital
R5.5 billion RCF[1]	4,000	4,000	—	—	—	—
2026 and 2029 Notes	22,116	—	—	12,440	—	9,676
US$ Convertible bond[2]	9,215	—	—	—	9,215	—
Burnstone debt	143	—	—	52	91	—
Other borrowings	664	567	10	11	23	53
- Interest	18,284	1,514	1,331	1,019	1,605	12,815
1   On 16 August 2024, the R5.5 billion RCF was refinanced to a R6.0 billion facility which matures in three years, with two one-year extension options (see note 15.3)
2   The Convertible Bond and associated derivative financial instrument was considered repayable within twelve months and classified as current at 31 December 2023, prior to shareholder approval on 28 May 2024. Subsequent to the shareholder approval obtained, the US$ Convertible Bond is convertible into new and/or existing Sibanye-Stillwater ordinary shares and classified as non-current as maturity is not within twelve months
Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Borrowings[1]	34,207	37,437	22,381
Cash and cash equivalents[2]	15,519	25,519	22,119
Net debt[3]	18,688	11,918	262
Adjusted EBITDA[4] (12 months)	13,057	20,556	32,697
Net debt to adjusted EBITDA (ratio)[5]	1.43	0.58	0.01
1Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, excludes the Burnstone debt and include the derivative financial instrument until it was derecognised on 26 June 2024
2Cash and cash equivalents exclude cash of Burnstone
3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, excludes the
Burnstone debt and include the derivative financial instrument until it was derecognised on 26 June 2024. Net debt excludes cash of Burnstone
4The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards, project finance subsidiaries (Burnstone) and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA, as defined and reconciled below, is not a measure of performance under IFRS Accounting Standards. As a result, it should be considered in addition to, and should not be considered in isolation or as alternatives to any other measure of financial performance and liquidity presented in accordance with IFRS Accounting Standards
5Net debt to adjusted EBITDA ratio is defined as net debt at the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Net debt to adjusted
EBITDA is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
(Loss)/profit before royalties, carbon tax and tax	(5,721)	(49,977)	11,183
Adjusted for:
Amortisation and depreciation	4,134	5,281	4,731
Interest income	(749)	(651)	(718)
Finance expense	2,292	1,615	1,684
Share-based payments	137	70	43
(Gain)/loss on financial instruments	(1,359)	136	(371)
Loss/(gain) on foreign exchange differences	13	(123)	(1,850)
Share of results of equity-accounted investees after tax	(136)	1,437	(263)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	238	(45)	—
Gain on disposal of property, plant and equipment	(35)	(31)	(74)
Impairments	7,624	47,445	9
Gain on acquisition	—	(898)	—
Restructuring costs	300	689	(174)
Transaction and project costs	346	394	80
IFRS 16 lease payments	(136)	(140)	(123)
Occupational healthcare loss/(gain)	1	(357)	(8)
Gain on remeasurement of previous interest in Kroondal	—	(298)	—
Onerous contract provision	(324)	1,865	—
Provision for community costs post closure	24	—	—
Gain/increase in equity-accounted investment	(1)	(3)	(2)
Adjusted EBITDA	6,648	6,409	14,147
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      41
12.        Other payables

Figures in million - SA rand
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Contingent consideration (related to the Kroondal acquisition)	1,245	1,570	—
Right of recovery payable	—	—	26
Deferred consideration (related to the Pandora acquisition)	—	44	26
Marikana dividend obligation[1]	1,627	1,626	2,049
Keliber dividend obligation[1]	1,159	1,147	822
Metals borrowings liability[2]	932	—	—
NCI put liability	107	—	—
Gold and zinc hedge derivative liability	252	173	—
Other	852	862	875
Other payables	6,174	5,422	3,798
Current portion of other payables	(2,636)	(2,015)	(451)
Non-current other payables	3,538	3,407	3,347
1  At 30 June 2024, the fair values (level 3) of the Marikana dividend obligation and the Keliber dividend obligation amounted to R1,335 million (31 December 2023: R1,257 million) and R1,541 million
(31 December 2023: R1,434 million), respectively. The fair values were calculated by applying a market-related discount rate to expected future cash flows available for dividends
2  This liability was recognised as part of the Group's acquisition of Reldan (see note 10.1) and relates to precious metals that are borrowed and repaid under a consignment arrangement with a financial institution. The precious metals traded are gold, silver, platinum and palladium, and transactions with the lender are recorded at the daily market prices on the day the metals are traded. Settlement of transactions is usually within two to three business days after the trade date. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss
13.        Fair value of financial assets and financial liabilities, and risk management
13.1    Measurement of fair value
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited			Unaudited			Unaudited
	Jun 2024			Dec 2023			Jun 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds[1]	5,336	885	—	5,080	847	—	4,746	809	—
Trade receivables - PGM concentrate sales[2]	—	3,267	—	—	3,407	—	—	2,632	—
Trade receivables - Zinc provisional price sales[2]	—	229	—	—	108	—	—	79	—
Other investments[3]	1,871	—	1,162	1,652	—	1,233	2,093	—	960
Gold hedge contracts[4]	—	—	—	—	—	—	—	44	—
Zinc hedge contracts[4]	—	—	—	—	—	—	—	149	—
Financial liabilities measured at fair value
Gold hedge contracts[4]	—	195	—	—	140	—	—	—	—
Zinc hedge contracts[4]	—	57	—	—	33	—	—	—	—
Contingent consideration[5]	—	—	1,245	—	—	1,570	—	—	—
Derivative financial instrument[6]	—	—	—	—	3,810	—	—	—	—
Metals borrowing liability[7]	932	—	—	—	—	—	—	—	—
1  Environmental rehabilitation obligation funds comprise a fixed income portfolio of bonds as well as fixed and notice deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments
2 The fair value for trade receivables measured at fair value through profit or loss is determined based on ruling market prices, volatilities and interest rates
3  The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, which is valued based on a recent share subscription price determined by market participants and since Verkor is a pre-revenue operation still in development, the subscription price is considered a reasonable approximation of fair value. The difference between other investments in the statement of financial position and the table above, relates to investments measured at amortised cost, with carrying amounts that approximate fair values
4  The fair value of the gold hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. The fair value of the zinc hedge is determined by calculating the delta of the relevant forward curves relating to the fixed and floating elements of the swaps, and discounting the result using a market-related discount rate
5  The fair value of the contingent consideration relating to the Kroondal acquisition has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and a market related discount rate. An average 4E PGM basket price of R22,876/4Eoz and
R23,660/4Eoz was applied for the contingent consideration related to the delivery of agreed ounces and to the Anglo American Platinum Limited (AAP) receivable portion, respectively, and a market-related discount rate of 10.75%.  The fair value estimate is sensitive to changes in the key assumptions. The extent of the fair value changes would depend on how inputs change in relation to each other. A 10% change in the average 4E PGM basket price would result in an undiscounted difference of R128 million and R108 million to the fair values at 30 June 2024 of the contingent consideration related to the delivery of agreed ounces and to the AAP receivable portion, respectively
6  The fair value of derivative financial instruments was estimated based on ruling market prices, volatilities, interest rates and option pricing methodologies based on observable quoted inputs
7  The fair value of the metals borrowing liability at the reporting date was calculated based on the spot prices of the relevant metals owed to the financial institution
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      42
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2024	Dec 2023	Jun 2023
Financial assets measured at fair value
Balance at the beginning of the period	1,233	960	855
Fair value movement recognised in profit or loss	(102)	5	103
Fair value movement recognised in other comprehensive income	31	(38)	(21)
Additions	—	308	15
Foreign currency translation	—	(2)	8
Balance at the end of the period	1,162	1,233	960

Financial liabilities measured at fair value
Balance at the beginning of the period	1,570	—	—
Initial recognition	—	1,433	—
Fair value movement recognised in profit or loss	(126)	137	—
Payments made	(199)	—	—
Balance at the end of the period	1,245	1,570	—
Fair value of financial instruments
The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value:

Figures in million - SA rand
	Carrying value	Fair Value
		Level 1	Level 2	Level 3
30 June 2024 (Unaudited)
2026 and 2029 Notes[1]	21,916	19,283	—	—
Burnstone debt[2]	3,109	—	—	2,901
US$ Convertible Bond[3]	7,627	9,847	—	—
Total	32,652	29,130	—	2,901
31 December 2023 (Unaudited)
2026 and 2029 Notes[1]	22,042	18,949	—	—
Burnstone debt[2]	2,991	—	—	2,509
US$ Convertible Bond[3]	7,538	—	7,471	—
Total	32,571	18,949	7,471	2,509
30 June 2023 (Unaudited)
2026 and 2029 Notes[1]	22,331	19,400	—	—
Burnstone debt[2]	2,931	—	—	2,568
Total	25,262	19,400	—	2,568
1  The fair value is based on the quoted market prices of the notes
2  The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. The Burnstone long-term gold price at  30 June 2024 and 31 December 2023 was R1,012,625/kg (30 June 2023: R793,473/kg) and the
discount rate applied was 10.01% (31 December 2023: 10.74%, 30 June 2023: 10.64%). The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3  The fair value at 30 June 2024 represents the quoted price of the US$ Convertible Bond. The fair value of the amortised cost component amounts to R7,818 million (level 2) at 30 June 2024 and is calculated by deducting the fair value of the share conversion option from the quoted price. Following the transfer of the derivative component to equity (see note 11), it is no longer remeasured to fair value through profit or loss. The fair value at 31 December 2023 represents the fair value of the amortised cost component, which was calculated based on the quoted price of the instrument after separating the fair value of the derivative component
13.2    Risk management activities
Liquidity risk: working capital and going concern assessment
For the six months ended 30 June 2024, the Group realised a loss of R7,138 million (31 December 2023: R45,216 million and 30 June 2023: profit of
R7,786 million). As at 30 June 2024 the Group’s current assets exceeded its current liabilities by R26,830 million (31 December 2023: R25,415 million)
and the Group’s total assets exceeded its total liabilities by R46,541 million (31 December 2023: R51,607 million). During the six months ended 30
June 2024 the Group generated net cash from operating activities of R3,856 million (31 December 2023: R2,152 million and 30 June 2023:
R4,943 million).
The Group currently has committed undrawn debt facilities of R20,615 million at 30 June 2024 (31 December 2023: R20,755 million) and cash balances of R15,560 million (31 December 2023: R25,560 million). The Group concluded the financing of the Keliber project on 20 August 2024 and the refinancing of its R5.5 billion RCF on 16 August 2024. The R5.5 billion RCF was upsized to a R6 billion facility with a R1 billion accordion, which matures in August 2027 with two optional one-year extensions (see note 15.3). On 16 August 2024, the Group also received a R1.8 billion prepayment from a financial institution in exchange for delivering 1,497 kilograms of gold in equal monthly deliveries from October 2024 to
November 2026 inclusive (see note 15.4). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 30 June 2024 was 1.43:1 (31
December 2023 was 0.58:1 and 30 June 2023 was 0.01:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 19.9:1 (31
December 2023 was 66.0:1 and 30 June 2023 was 1,273.0:1). Both considerably better than the uplifted maximum permitted leverage ratio of at most 3.5:1 and minimum required interest coverage ratio of 3.0:1, calculated on a quarterly basis, required under the US$1 billion RCF and the R6 billion RCF. The maximum permitted leverage ratio up to 30 June 2025 is 3.5:1, up to 30 September 2025 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 30 June 2025 3.0:1, up to 30 September 2025 3.5:1 and 4.0:1 thereafter. At the date of approving these condensed consolidated financial statements for issue, the US$1 billion RCF is undrawn and there were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Notwithstanding the exceptionally strong liquidity position, severe unforeseen events could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group is also considering options to increase funding flexibility through streaming facilities and further prepayment facilities. If other options are not deemed preferable or achievable by the Board, the Group may consider an equity capital raise.
During past adversity, management has successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      43
after the reporting date. The condensed consolidated financial statements for the six months ended 30 June 2024 have therefore been prepared on a going concern basis.
14.        Contingent liabilities/assets
14.1        Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements to acquire the Santa Rita nickel mine and Serrote copper mine
(the Atlantic Nickel SPA and the MVV SPA, respectively) from affiliates of Appian Capital Advisory LLP (Appian). Subsequent to signing the agreements, Appian informed Sibanye-Stillwater that a geotechnical event occurred at the Santa Rita open pit operation. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita.
Accordingly, pursuant to the terms of the Atlantic Nickel SPA, on 24 January 2022, Sibanye-Stillwater gave notice of termination of the Atlantic
Nickel SPA. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, which had become impossible to satisfy, on the same date
Sibanye-Stillwater also gave notice of termination of the MVV SPA.
On 27 May 2022, Appian initiated legal proceedings before the High Court of England and Wales against Sibanye-Stillwater. On 3 August 2022, the
Group filed its defence against the claim, since it remains Sibanye-Stillwater’s view that the Atlantic Nickel SPA and the MVV SPA were rightfully terminated. In June 2024, at the pre-trial review, the proceedings were split into two, with liability (whether the geotechnical event was or was reasonably expected to be material and adverse) heard in June 2024 and July 2024 (referred to as the liability trial) and, if required, with quantum
(whether Appian suffered any loss as a result of the termination of the aforementioned SPAs and if so, what recoverable damages would be payable by Sibanye-Stillwater) to be heard in November 2025. Sibanye-Stillwater awaits the outcome of the liability trial, which is expected later this year.
14.2        US PGM insurance claim
During H1 2022, the US PGM operations was affected by a significant flood event, which caused the suspension of operations and consequently a loss of production. As a result of the losses incurred, a business interruption and property damage claim was lodged with the insurers. During H1
2024, the Group received reimbursement in respect of the business interruption claim of US$44 million (see note 5.2). At 30 June 2024, the Group is yet to receive its reimbursement in respect of its property damage claim, estimated at US$18 million.
15.        Events after the reporting period
The following significant events occurred after 30 June 2024 and up to the date on which the condensed consolidated financial statements for the six months ended 30 June 2024 was authorised for issue:
15.1        Keliber funding
On 26 July 2024 Sibanye-Stillwater executed a EUR129.5 million guarantee facility with SMBC Bank International Plc in relation to the Keliber project financing.
On 20 August 2024 Sibanye-Stillwater executed a EUR500 million multi-tranched green loan financing facility for the Keliber project with a syndicate of international banks and funding agencies. The facility secures the final capital expenditure funding required for the construction and development of the lithium mining, processing and refining facilities in Kaustinen, Kronoby and Kokkola, Finland respectively. The term financing is repayable by way of an amortising profile over 7 to 8 years dependant on the tranche and bears a variable interest rate linked to EURIBOR, with an interest rate margin of between 1.3% and 2.5% dependent on the facility tranche and Sibanye-Stillwater's net debt to adjusted EBITDA ratio.
15.2        Debt agreement amendments
On 26 July 2024, 12 July 2024 and 31 July 2024 Sibanye-Stillwater executed an amendment to the financial covenants for the US$1 billion RCF, the
R5.5 billion RCF and the silicosis guarantee facility respectively. These amendments provided for an increase of certain financial covenants, most significantly the 12-month trailing ratio of Consolidated Net Borrowings to Consolidated EBITDA shall not exceed 3.5:1 between 30 June 2024 and
30 June 2025 inclusive, 3.0:1 between 1 July 2025 to 31 December 2025 inclusive, and 2.5:1 thereafter. An additional margin bracket was added to the facilities with the US$1 billion RCF including a margin of 2.20% if over 3.0x leverage, the R5.5 billion RCF and the silicosis guarantee facility including a margin of 2.80% if over 3.0x leverage.  The US$1 billion RCF was also amended to provide for the issuance of letters of credit.
15.3        R5.5 billion RCF refinancing
On 16 August 2024 a new R6 billion RCF, including an option for Sibanye-Stillwater to increase the RCF by a further R1 billion later during the term through inclusion of additional lenders, was executed and refinanced the existing R5.5 billion RCF. The facility was refinanced on substantially similar terms to the existing facility, and has a maturity tenor of three years, including an option to extend the facility tenor through two further one-
year extensions, subject to the approval of the lenders. The facility is linked to the JIBAR with the interest rate margin based on a sliding scale between 2.2% and 2.8% dependent on Sibanye-Stillwater's net debt to adjusted EBITDA ratio.
15.4        Gold prepayment
On 21 August 2024, Sibanye-Stillwater announced a R1.8 billion prepayment from a financial institution in exchange for delivering 1,497 kilograms of gold in equal monthly deliveries from October 2024 to November 2026 inclusive. Sibanye-Stillwater simultaneously executed a hedge arrangement whereby the gold deliveries are subject to a floor price of R1,350,000 per kilogram and a cap price of R1,736,000 per kilogram. The funds will be applied towards a partial repayment of the R6 billion RCF. The gold prepayment is expected to result in deferred revenue and will be recognised as revenue over the period that deliveries are made.
15.5        Keliber Oy and Keliber Technology Oy
On 7 August 2024 Keliber Oy and Keliber Technology Oy acceded to the 2026 and 2029 Notes and the US$1 billion RCF as guarantors and on 16
August 2024 Keliber Oy and Keliber Technology Oy acceded to the silicosis guarantee facility as guarantors.
15.6        Sandouville settlement agreement
Subsequent to 30 June 2024 Sandouville concluded a settlement agreement, in terms of which the delivery of nickel matte shall be made only until
31 December 2024 and the sale of nickel matte and return of copper intermediate agreement will be terminated effective 31 December 2024. All outstanding invoices and costs will be settled in line with the current contract and timelines, and Sandouville will pay a cash settlement amount of
USD$37 million, no later than 30 November 2024.
Further studies are currently ongoing to determine the future optimal usage of infrastructure at the Sandouville nickel refinery as part of the
GalliCam project, which together with the above settlement agreement may affect the future carrying values of the Sandouville onerous contract provision, rehabilitation provision and other contract termination provisions.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      44
15.7        US PGM operation
In addition to the impairment loss recognised in respect of the US PGM operation (see note 6), subsequent to 30 June 2024 Sibanye-Stillwater has decided to restructure the US PGM operation due to the lower long-term palladium prices. The restructuring will include reducing 2E annual production by approximately 200,000 2E ounces for 2025, suspend operations at the Stillwater West Mine for future optionality, utilising higher grade and more efficient infrastructure at Stillwater East Mine, reducing mining at East Boulder Mine and deferring expansion capital, consolidating and simplifying management structures across the mining areas and reducing employees and contractors. The financial impact of this restructure is not yet determined.
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      45
16.        Segment reporting
Figures are in millions

	For the six months ended 30 Jun 2024 (Unaudited)								For the six months ended 31 Dec 2023 (Unaudited)								For the six months ended 30 Jun 2023 (Unaudited)
	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	Australia	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	Australia	GROUP
SA rand	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]
Revenue	55,204	10,826	41,529	26,649	14,880	1,685	1,304	(140)	53,116	10,903	39,125	25,243	13,882	1,347	1,745	(4)	60,568	12,909	45,611	30,350	15,261	1,677	506	(135)
Underground	39,980	4,850	35,270	25,130	10,140	—	—	(140)	38,685	5,277	33,412	23,776	9,636	—	—	(4)	44,927	5,217	39,845	28,599	11,246	—	—	(135)
Surface	7,563	—	6,259	1,519	4,740	—	1,304	—	7,458	—	5,713	1,467	4,246	—	1,745	—	6,272	—	5,766	1,751	4,015	—	506	—
Recycling/processing	7,661	5,976	—	—	—	1,685	—	—	6,973	5,626	—	—	—	1,347	—	—	9,369	7,692	—	—	—	1,677	—	—
Cost of sales, before amortisation and depreciation	(48,061)	(10,941)	(33,606)	(21,623)	(11,983)	(1,914)	(1,600)	—	(44,818)	(10,904)	(30,509)	(18,566)	(11,943)	(2,000)	(1,405)	—	(44,938)	(11,487)	(30,271)	(18,133)	(12,138)	(2,329)	(851)	—
Underground	(34,435)	(5,121)	(29,314)	(20,666)	(8,648)	—	—	—	(31,851)	(5,514)	(26,337)	(17,573)	(8,764)	—	—	—	(30,631)	(4,166)	(26,465)	(17,246)	(9,219)	—	—	—
Surface	(5,892)	—	(4,292)	(957)	(3,335)	—	(1,600)	—	(5,577)	—	(4,172)	(993)	(3,179)	—	(1,405)	—	(4,657)	—	(3,806)	(887)	(2,919)	—	(851)	—
Recycling/processing	(7,734)	(5,820)	—	—	—	(1,914)	—	—	(7,390)	(5,390)	—	—	—	(2,000)	—	—	(9,650)	(7,321)	—	—	—	(2,329)	—	—
Amortisation and depreciation	(4,134)	(1,101)	(2,960)	(1,700)	(1,260)	(16)	(57)	—	(5,281)	(1,837)	(2,845)	(1,606)	(1,239)	(109)	(490)	—	(4,731)	(1,553)	(2,512)	(1,369)	(1,143)	(97)	(569)	—
Interest income	749	220	506	245	261	22	1	—	651	100	494	199	295	52	2	3	718	113	595	279	316	1	8	1
Finance expense	(2,292)	(896)	(934)	(280)	(654)	(109)	(185)	(168)	(1,615)	(603)	(762)	(305)	(457)	(48)	(64)	(138)	(1,684)	(531)	(841)	(401)	(440)	(19)	(120)	(173)
Share-based payments	(137)	(23)	(94)	(54)	(40)	(8)	(3)	(9)	(70)	(27)	(49)	(16)	(33)	11	—	(5)	(43)	(12)	(22)	(2)	(20)	(5)	—	(4)
Gain/(loss) on financial instruments	1,359	1,712	(192)	(239)	47	(16)	(79)	(66)	(136)	(2,136)	2,361	2,458	(97)	(248)	(114)	1	371	72	(423)	(501)	78	80	629	13
(Loss)/gain on foreign exchange differences	(13)	(7)	51	15	36	(35)	(2)	(20)	123	(3)	141	100	41	(11)	(20)	16	1,850	15	1,779	1,794	(15)	66	(19)	9
Share of results of equity-accounted investees after tax	136	(5)	147	(45)	192	—	—	(6)	(1,437)	—	(1,431)	(1,585)	154	—	—	(6)	263	—	275	114	161	—	—	(12)
Other costs	(1,751)	(58)	(1,144)	(318)	(826)	(126)	(361)	(62)	(4,114)	(34)	(1,974)	(974)	(1,000)	(2,047)	(108)	49	(1,744)	(74)	(1,437)	(467)	(970)	(49)	(115)	(69)
Other income	1,455	818	243	95	148	326	50	18	846	11	738	497	241	52	42	3	386	1	333	74	259	50	—	2
Gain/(loss) on disposal of property, plant and equipment	35	(3)	38	11	27	—	—	—	31	(46)	77	33	44	—	—	—	74	1	73	46	27	—	—	—
Impairments	(7,624)	(7,499)	(123)	(123)	—	—	(2)	—	(47,445)	(38,919)	(3,236)	(505)	(2,731)	(1,607)	(3,683)	—	(9)	—	(3)	(1)	(2)	—	(6)	—
Gain on acquisition	—	—	—	—	—	—	—	—	898	—	898	898	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare (expense)/gain	(1)	—	(1)	—	(1)	—	—	—	357	—	357	—	357	—	—	—	8	—	8	—	8	—	—	—
Restructuring costs	(300)	(2)	(298)	(224)	(74)	—	—	—	(689)	(41)	(648)	(336)	(312)	—	—	—	174	—	174	(15)	189	—	—	—
Transaction and project costs	(346)	—	—	1	(1)	(41)	(21)	(284)	(394)	(29)	—	—	—	—	—	(365)	(80)	2	—	—	—	—	(2)	(80)
Royalties and carbon tax	(242)	—	(176)	(119)	(57)	—	(66)	—	(459)	—	(380)	(326)	(54)	—	(79)	—	(593)	—	(541)	(479)	(62)	—	(52)	—
Mining and income tax	(1,175)	(35)	(1,149)	(822)	(327)	4	—	5	5,220	6,794	(1,537)	(1,090)	(447)	(4)	(1)	(32)	(2,804)	818	(3,579)	(3,062)	(517)	(40)	(1)	(2)
Current taxation	(511)	60	(569)	(595)	26	—	—	(2)	(788)	353	(1,045)	(921)	(124)	(64)	(1)	(31)	(2,390)	(10)	(2,363)	(2,160)	(203)	(16)	(1)	—
Deferred taxation	(664)	(95)	(580)	(227)	(353)	4	—	7	6,008	6,441	(492)	(169)	(323)	60	—	(1)	(414)	828	(1,216)	(902)	(314)	(24)	—	(2)
(Loss)/profit for the period	(7,138)	(6,994)	1,837	1,469	368	(228)	(1,021)	(732)	(45,216)	(36,771)	820	4,119	(3,299)	(4,612)	(4,175)	(478)	7,786	274	9,219	8,227	992	(665)	(592)	(450)
Sustaining capital expenditure	(1,880)	(394)	(1,344)	(929)	(415)	(107)	(35)	—	(3,708)	(1,395)	(2,088)	(1,271)	(817)	(153)	(72)	—	(2,348)	(785)	(1,426)	(786)	(640)	(95)	(42)	—
Ore reserve development	(3,799)	(1,219)	(2,580)	(1,175)	(1,405)	—	—	—	(4,369)	(1,863)	(2,506)	(1,207)	(1,299)	—	—	—	(4,768)	(2,026)	(2,742)	(1,344)	(1,398)	—	—	—
Growth projects	(5,902)	(134)	(3,063)	(444)	(2,619)	(2,688)	(17)	—	(3,394)	(371)	(1,821)	(597)	(1,224)	(1,199)	(3)	—	(3,492)	(403)	(1,770)	(441)	(1,329)	(1,271)	(48)	—
Total capital expenditure	(11,581)	(1,747)	(6,987)	(2,548)	(4,439)	(2,795)	(52)	—	(11,471)	(3,629)	(6,415)	(3,075)	(3,340)	(1,352)	(75)	—	(10,608)	(3,214)	(5,938)	(2,571)	(3,367)	(1,366)	(90)	—
		note 16.1				note 16.2				note 16.1				note 16.2				note 16.1				note 16.2
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      46

	For the six months ended 30 Jun 2024 (Unaudited)								For the six months ended 31 Dec 2023 (Unaudited)								For the six months ended 30 Jun 2023 (Unaudited)
	GROUP		SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	Australia	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP
US dollars[2]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]
Revenue	2,949	579	2,217	1,424	793	90	70	(7)	2,846	584	2,097	1,352	745	72	94	(1)	3,326	708	2,505	1,667	838	92	28	(7)
Underground	2,137	260	1,884	1,343	541	—	—	(7)	2,071	283	1,789	1,273	516	—	—	(1)	2,468	286	2,189	1,571	618	—	—	(7)
Surface	403	—	333	81	252	—	70	—	402	—	308	79	229	—	94	—	344	—	316	96	220	—	28	—
Recycling/processing	409	319	—	—	—	90	—	—	373	301	—	—	—	72	—	—	514	422	—	—	—	92	—	—
Cost of sales, before amortisation and depreciation	(2,567)	(585)	(1,795)	(1,155)	(640)	(102)	(85)	—	(2,405)	(587)	(1,636)	(997)	(639)	(107)	(75)	—	(2,468)	(631)	(1,662)	(995)	(667)	(128)	(47)	—
Underground	(1,840)	(274)	(1,566)	(1,104)	(462)	—	—	—	(1,713)	(299)	(1,414)	(944)	(470)	—	—	—	(1,681)	(229)	(1,452)	(946)	(506)	—	—	—
Surface	(314)	—	(229)	(51)	(178)	—	(85)	—	(297)	—	(222)	(53)	(169)	—	(75)	—	(257)	—	(210)	(49)	(161)	—	(47)	—
Recycling/processing	(413)	(311)	—	—	—	(102)	—	—	(395)	(288)	—	—	—	(107)	—	—	(530)	(402)	—	—	—	(128)	—	—
Amortisation and depreciation	(221)	(59)	(158)	(91)	(67)	(1)	(3)	—	(284)	(99)	(153)	(86)	(67)	(6)	(26)	—	(260)	(85)	(139)	(76)	(63)	(5)	(31)	—
Interest income	40	12	27	13	14	1	—	—	35	6	26	11	15	3	—	—	39	6	33	15	18	—	—	—
Finance expense	(122)	(48)	(49)	(15)	(34)	(6)	(10)	(9)	(87)	(33)	(41)	(18)	(23)	(3)	(3)	(7)	(92)	(29)	(45)	(20)	(25)	(1)	(7)	(10)
Share-based payments	(7)	(1)	(6)	(5)	(1)	—	—	—	(4)	(1)	(4)	(4)	—	1	—	—	(2)	(1)	(1)	1	(2)	—	—	—
Gain/(loss) on financial instruments	73	92	(10)	(12)	2	(1)	(4)	(4)	(7)	(116)	130	134	(4)	(14)	(6)	(1)	20	4	(24)	(28)	4	4	34	2
(Loss)/gain on foreign exchange differences	(1)	—	1	(1)	2	(1)	—	(1)	5	—	6	4	2	(1)	(1)	1	102	1	98	99	(1)	4	(1)	—
Share of results of equity-accounted investees after tax	7	—	7	(3)	10	—	—	—	(78)	—	(78)	(86)	8	—	—	—	14	—	15	6	9	—	—	(1)
Other costs	(94)	(3)	(61)	(17)	(44)	(7)	(19)	(4)	(222)	(2)	(106)	(52)	(54)	(111)	(6)	3	(96)	(4)	(79)	(27)	(52)	(3)	(6)	(4)
Other income	78	44	13	5	8	17	3	1	46	1	41	28	13	2	2	—	21	—	18	4	14	3	—	—
Gain/(loss) on disposal of property, plant and equipment	2	—	2	1	1	—	—	—	2	(2)	4	1	3	—	—	—	4	—	4	3	1	—	—	—
Impairments	(407)	(401)	(6)	(6)	—	—	—	—	(2,576)	(2,113)	(176)	(27)	(149)	(87)	(200)	—	—	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	49	—	49	49	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	20	—	20	—	20	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	(16)	—	(16)	(12)	(4)	—	—	—	(38)	(2)	(36)	(18)	(18)	—	—	—	10	—	10	(1)	11	—	—	—
Transaction and project costs	(18)	—	—	—	—	(2)	(1)	(15)	(22)	(1)	—	—	—	—	—	(21)	(4)	—	—	—	—	—	—	(4)
Royalties and carbon tax	(13)	—	(9)	(6)	(3)	—	(4)	—	(24)	—	(20)	(18)	(2)	—	(4)	—	(33)	—	(30)	(27)	(3)	—	(3)	—
Mining and income tax	(62)	(2)	(60)	(42)	(18)	—	—	—	285	370	(83)	(58)	(25)	—	—	(2)	(154)	44	(196)	(168)	(28)	(2)	—	—
Current taxation	(27)	3	(30)	(31)	1	—	—	—	(42)	20	(57)	(50)	(7)	(3)	—	(2)	(131)	(1)	(129)	(118)	(11)	(1)	—	—
Deferred taxation	(35)	(5)	(30)	(11)	(19)	—	—	—	327	350	(26)	(8)	(18)	3	—	—	(23)	45	(67)	(50)	(17)	(1)	—	—
(Loss)/profit for the period	(379)	(372)	97	78	19	(12)	(53)	(39)	(2,459)	(1,995)	40	215	(175)	(251)	(225)	(28)	427	13	507	453	54	(36)	(33)	(24)
Sustaining capital expenditure	(102)	(21)	(73)	(50)	(23)	(6)	(2)	—	(201)	(75)	(114)	(70)	(44)	(8)	(4)	—	(128)	(43)	(78)	(43)	(35)	(5)	(2)	—
Ore reserve development	(204)	(65)	(139)	(63)	(76)	—	—	—	(234)	(100)	(134)	(64)	(70)	—	—	—	(262)	(111)	(151)	(74)	(77)	—	—	—
Growth projects	(316)	(7)	(164)	(24)	(140)	(144)	(1)	—	(181)	(20)	(97)	(32)	(65)	(64)	—	—	(192)	(22)	(97)	(24)	(73)	(70)	(3)	—
Total capital expenditure	(622)	(93)	(376)	(137)	(239)	(150)	(3)	—	(616)	(195)	(345)	(166)	(179)	(72)	(4)	—	(582)	(176)	(326)	(141)	(185)	(75)	(5)	—
		note 16.1				note 16.2				note 16.1				note 16.2				note 16.1				note 16.2
1Group corporate includes the Wheaton Stream transaction and mainly includes corporate transaction and finance costs
2The average exchange rate for the six months ended 30 June 2024 was R18.72/US$, six months ended 31 December 2023 was R18.62/US$ and  six months ended 30 June 2023 was R18.21/US$
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      47
16.1      US PGM and Total SA operations
Figures are in millions

For the six months ended 30 Jun 2024 (Unaudited)
	AMERICAS					SOUTHERN AFRICA
SA rand	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,826	8,560	4,850	3,710	2,266	41,529	26,649	9,975	12,683	3,427	564	1,547	(1,547)	14,880	5,013	3,180	2,546	864	3,266	11
Underground	4,850	4,850	4,850	—	—	35,270	25,130	8,913	12,683	3,427	107	1,547	(1,547)	10,140	4,929	2,667	2,533	—	—	11
Surface	—	—	—	—	—	6,259	1,519	1,062	—	—	457	—	—	4,740	84	513	13	864	3,266	—
Recycling/processing	5,976	3,710	—	3,710	2,266	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(10,941)	(8,684)	(5,121)	(3,563)	(2,257)	(33,606)	(21,623)	(8,182)	(9,907)	(3,145)	(389)	(1,260)	1,260	(11,983)	(3,590)	(3,269)	(2,132)	(832)	(2,160)	—
Underground	(5,121)	(5,121)	(5,121)	—	—	(29,314)	(20,666)	(7,544)	(9,907)	(3,145)	(70)	(1,260)	1,260	(8,648)	(3,575)	(2,959)	(2,114)	—	—	—
Surface	—	—	—	—	—	(4,292)	(957)	(638)	—	—	(319)	—	—	(3,335)	(15)	(310)	(18)	(832)	(2,160)	—
Recycling/processing	(5,820)	(3,563)	—	(3,563)	(2,257)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,101)	(1,030)	(1,028)	(2)	(71)	(2,960)	(1,700)	(552)	(864)	(231)	(20)	(150)	117	(1,260)	(658)	(315)	(176)	—	(98)	(13)
Interest income	220	219	219	—	1	506	245	50	113	81	10	2	(11)	261	40	41	23	13	106	38
Finance expense	(896)	(885)	(885)	—	(11)	(934)	(280)	(1,723)	(178)	(66)	—	(20)	1,707	(654)	(133)	(140)	(100)	(66)	(40)	(175)
Share-based payments	(23)	(23)	(23)	—	—	(94)	(54)	(15)	(28)	(9)	—	—	(2)	(40)	(9)	(7)	(4)	—	(13)	(7)
Gain/(loss) on financial instruments	1,712	1,733	1,733	—	(21)	(192)	(239)	(1,275)	(6)	(8)	—	—	1,050	47	10	7	5	9	10	6
(Loss)/gain on foreign exchange differences	(7)	(7)	(7)	—	—	51	15	34	(10)	(9)	(2)	(83)	85	36	—	—	—	—	11	25
Share of results of equity-accounted investees after tax	(5)	—	—	—	(5)	147	(45)	—	—	—	—	—	(45)	192	—	—	—	—	—	192
Other costs	(58)	(56)	(56)	—	(2)	(1,144)	(318)	40	(234)	(60)	(95)	—	31	(826)	(24)	(251)	(19)	(468)	(12)	(52)
Other income	818	818	818	—	—	243	95	—	77	—	—	2	16	148	1	—	—	—	1	146
(Loss)/gain on disposal of property, plant and equipment	(3)	(3)	(3)	—	—	38	11	7	3	—	—	—	1	27	5	5	16	—	1	—
Impairments	(7,499)	(7,499)	(7,499)	—	—	(123)	(123)	—	(112)	(11)	—	(26)	26	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	(1)	—	—	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Restructuring costs	(2)	(2)	(2)	—	—	(298)	(224)	(26)	(201)	3	—	—	—	(74)	—	(2)	—	2	—	(74)
Transaction and project costs	—	—	—	—	—	—	1	—	—	—	—	—	1	(1)	—	—	—	—	—	(1)
Royalties and carbon tax	—	—	—	—	—	(176)	(119)	(54)	(58)	(8)	—	(63)	64	(57)	(25)	(16)	(13)	(3)	—	—
Mining and income tax	(35)	(65)	—	—	30	(1,149)	(822)	66	(411)	(392)	(18)	6	(73)	(327)	(529)	(341)	(399)	—	(305)	1,247
Current taxation	60	81			(21)	(569)	(595)	(290)	(208)	(7)	(14)	—	(76)	26	(2)	(1)	—	—	26	3
Deferred taxation	(95)	(146)			51	(580)	(227)	356	(203)	(385)	(4)	6	3	(353)	(527)	(340)	(399)	—	(331)	1,244
(Loss)/profit for the period	(6,994)	(6,924)			(70)	1,837	1,469	(1,655)	867	(428)	50	(45)	2,680	368	101	(1,108)	(253)	(481)	767	1,342
Sustaining capital expenditure	(394)	(391)	(391)	—	(3)	(1,344)	(929)	(347)	(382)	(189)	(11)	(292)	292	(415)	(178)	(106)	(8)	—	(123)	—
Ore reserve development	(1,219)	(1,219)	(1,219)	—	—	(2,580)	(1,175)	(316)	(859)	—	—	—	—	(1,405)	(819)	(445)	(141)	—	—	—
Growth projects	(134)	(134)	(134)	—	—	(3,063)	(444)	(79)	(350)	—	(15)	—	—	(2,619)	—	—	—	—	(2,335)	(284)
Total capital expenditure	(1,747)	(1,744)	(1,744)	—	(3)	(6,987)	(2,548)	(742)	(1,591)	(189)	(26)	(292)	292	(4,439)	(997)	(551)	(149)	—	(2,458)	(284)
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      48

For the six months ended 30 Jun 2024 (Unaudited)
	AMERICAS					SOUTHERN AFRICA
US dollars[3]	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	579	458	260	198	121	2,217	1,424	533	678	183	30	83	(83)	793	267	169	136	46	174	1
Underground	260	260	260	—	—	1,884	1,343	476	678	183	6	83	(83)	541	263	142	135	—	—	1
Surface	—	—	—	—	—	333	81	57	—	—	24	—	—	252	4	27	1	46	174	—
Recycling/processing	319	198	—	198	121	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(585)	(464)	(274)	(190)	(121)	(1,795)	(1,155)	(437)	(529)	(168)	(21)	(67)	67	(640)	(192)	(175)	(114)	(44)	(115)	—
Underground	(274)	(274)	(274)	—	—	(1,566)	(1,104)	(403)	(529)	(168)	(4)	(67)	67	(462)	(191)	(158)	(113)	—	—	—
Surface	—	—	—	—	—	(229)	(51)	(34)	—	—	(17)	—	—	(178)	(1)	(17)	(1)	(44)	(115)	—
Recycling/processing	(311)	(190)	—	(190)	(121)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(59)	(55)	(55)	—	(4)	(158)	(91)	(29)	(46)	(12)	(1)	(8)	5	(67)	(35)	(17)	(9)	—	(5)	(1)
Interest income	12	12	12	—	—	27	13	3	6	4	1	—	(1)	14	2	2	1	1	6	2
Finance expense	(48)	(47)	(47)	—	(1)	(49)	(15)	(92)	(10)	(4)	—	(1)	92	(34)	(7)	(7)	(5)	(4)	(2)	(9)
Share-based payments	(1)	(1)	(1)	—	—	(6)	(5)	(1)	(1)	—	—	—	(3)	(1)	—	—	—	—	(1)	—
Gain/(loss) on financial instruments	92	93	93	—	(1)	(10)	(12)	(68)	—	—	—	—	56	2	1	—	—	—	1	—
Gain/(loss) on foreign exchange differences	—	—	—	—	—	1	(1)	2	(1)	—	—	(4)	2	2	—	—	—	—	1	1
Share of results of equity-accounted investees after tax	—	—	—	—	—	7	(3)	—	—	—	—	—	(3)	10	—	—	—	—	—	10
Other costs	(3)	(3)	(3)	—	—	(61)	(17)	2	(13)	(3)	(5)	—	2	(44)	(1)	(13)	(1)	(25)	(1)	(3)
Other income	44	44	44	—	—	13	5	—	4	—	—	—	1	8	—	—	—	—	—	8
Gain on disposal of property, plant and equipment	—	—	—	—	—	2	1	—	—	—	—	—	1	1	—	—	1	—	—	—
Impairments	(401)	(401)	(401)	—	—	(6)	(6)	—	(6)	(1)	—	(1)	2	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	(16)	(12)	(1)	(11)	—	—	—	—	(4)	—	—	—	—	—	(4)
Transaction and project costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(9)	(6)	(3)	(3)	—	—	(3)	3	(3)	(1)	(1)	(1)	—	—	—
Mining and income tax	(2)	(4)	—	—	2	(60)	(42)	4	(22)	(21)	(1)	—	(2)	(18)	(28)	(18)	(21)	—	(17)	66
Current taxation	3	4			(1)	(30)	(31)	(15)	(11)	—	(1)	—	(4)	1	—	—	—	—	1	—
Deferred taxation	(5)	(8)			3	(30)	(11)	19	(11)	(21)	—	—	2	(19)	(28)	(18)	(21)	—	(18)	66
(Loss)/profit for the period	(372)	(368)			(4)	97	78	(87)	46	(22)	3	(1)	139	19	6	(60)	(13)	(26)	41	71
Sustaining capital expenditure	(21)	(21)	(21)	—	—	(73)	(50)	(19)	(20)	(10)	(1)	(16)	16	(23)	(10)	(6)	—	—	(7)	—
Ore reserve development	(65)	(65)	(65)	—	—	(139)	(63)	(17)	(46)	—	—	—	—	(76)	(44)	(24)	(8)	—	—	—
Growth projects	(7)	(7)	(7)	—	—	(164)	(24)	(4)	(19)	—	(1)	—	—	(140)	—	—	—	—	(125)	(15)
Total capital expenditure	(93)	(93)	(93)	—	—	(376)	(137)	(40)	(85)	(10)	(2)	(16)	16	(239)	(54)	(30)	(8)	—	(132)	(15)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment  as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is a total write-down of inventory to net realisable value amounting to R2,074 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,621million and
R416 million, respectively, of which R1,917 million, R100 million and R20 million relates to Stillwater, SRPM and Marikana, respectively, as a result of the lower commodity price environment
3The average exchange rate for the six months ended 30 June 2024 was R18.72/US$
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      49
Figures are in millions

For the six months ended 31 Dec 2023 (Unaudited)
	AMERICAS			SOUTHERN AFRICA
SA rand	Total US operations	Underground	Recycling	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,903	5,277	5,626	39,125	25,243	10,612	11,828	2,314	489	1,396	(1,396)	13,882	3,715	4,253	2,232	708	2,974	—
Underground	5,277	5,277	—	33,412	23,776	9,634	11,828	2,314	—	1,396	(1,396)	9,636	3,664	3,750	2,222	—	—	—
Surface	—	—	—	5,713	1,467	978	—	—	489	—	—	4,246	51	503	10	708	2,974	—
Recycling/processing	5,626	—	5,626	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(10,904)	(5,514)	(5,390)	(30,509)	(18,566)	(7,811)	(8,148)	(2,273)	(334)	(1,253)	1,253	(11,943)	(3,220)	(3,970)	(1,934)	(667)	(2,152)	—
Underground	(5,514)	(5,514)	—	(26,337)	(17,573)	(7,152)	(8,148)	(2,273)	—	(1,253)	1,253	(8,764)	(3,204)	(3,641)	(1,919)	—	—	—
Surface	—	—	—	(4,172)	(993)	(659)	—	—	(334)	—	—	(3,179)	(16)	(329)	(15)	(667)	(2,152)	—
Recycling/processing	(5,390)	—	(5,390)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,837)	(1,835)	(2)	(2,845)	(1,606)	(586)	(840)	(140)	(25)	(249)	234	(1,239)	(505)	(426)	(182)	(1)	(110)	(15)
Interest income	100	100	—	494	199	22	89	62	17	3	6	295	40	39	22	11	146	37
Finance expense	(603)	(603)	—	(762)	(305)	(1,782)	(210)	(68)	—	(3)	1,758	(457)	(68)	(74)	(62)	(55)	(35)	(163)
Share-based payments	(27)	(27)	—	(49)	(16)	(7)	(10)	2	—	—	(1)	(33)	(4)	(4)	(3)	—	(13)	(9)
(Loss)/gain on financial instruments	(2,136)	(2,136)	—	2,361	2,458	5,847	1,902	(145)	—	1	(5,147)	(97)	12	10	6	18	8	(151)
(Loss)/gain on foreign exchange differences	(3)	(3)	—	141	100	(20)	144	(20)	(2)	(21)	19	41	—	—	—	—	(2)	43
Share of results of equity-accounted investees after tax	—	—	—	(1,431)	(1,585)	—	—	—	—	—	(1,585)	154	—	—	—	—	—	154
Other costs	(34)	(34)	—	(1,974)	(974)	2	(612)	(86)	(133)	—	(145)	(1,000)	(67)	(64)	(36)	(448)	(9)	(376)
Other income	11	11	—	738	497	1	126	50	—	1	319	241	2	—	19	(19)	1	238
(Loss)/gain on disposal of property, plant and equipment	(46)	(46)	—	77	33	20	13	1	—	(1)	—	44	12	14	11	—	—	7
Impairments	(38,919)	(38,919)	—	(3,236)	(505)	(2)	—	(21)	—	(2,287)	1,805	(2,731)	—	(1,616)	—	—	—	(1,115)
Gain on acquisition	—	—	—	898	898	—	—	898	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	357	—	—	—	—	—	—	—	357	—	—	—	—	—	357
Restructuring costs	(41)	(41)	—	(648)	(336)	(88)	(202)	(45)	—	—	(1)	(312)	(23)	(246)	(34)	(4)	—	(5)
Transaction and project costs	(29)	(29)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(380)	(326)	(159)	(163)	(4)	—	(58)	58	(54)	(18)	(21)	(11)	(3)	(1)	—
Mining and income tax	6,794	—	—	(1,537)	(1,090)	(569)	(509)	74	(2)	466	(550)	(447)	(320)	103	5	(1)	(192)	(42)
Current taxation	353			(1,045)	(921)	(541)	(347)	39	16	(9)	(79)	(124)	(1)	—	1	(1)	(125)	2
Deferred taxation	6,441			(492)	(169)	(28)	(162)	35	(18)	475	(471)	(323)	(319)	103	4	—	(67)	(44)
(Loss)/profit for the year	(36,771)			820	4,119	5,480	3,408	599	10	(2,005)	(3,373)	(3,299)	(444)	(2,002)	33	(461)	615	(1,040)
Sustaining capital expenditure	(1,395)	(1,394)	(1)	(2,088)	(1,271)	(371)	(700)	(174)	(26)	(547)	547	(817)	(300)	(242)	(73)	—	(202)	—
Ore reserve development	(1,863)	(1,863)	—	(2,506)	(1,207)	(312)	(895)	—	—	—	—	(1,299)	(701)	(442)	(156)	—	—	—
Growth projects	(371)	(371)	—	(1,821)	(597)	—	(506)	(2)	(89)	—	—	(1,224)	—	(50)	—	—	(455)	(719)
Total capital expenditure	(3,629)	(3,628)	(1)	(6,415)	(3,075)	(683)	(2,101)	(176)	(115)	(547)	547	(3,340)	(1,001)	(734)	(229)	—	(657)	(719)
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      50

For the six months ended 31 Dec 2023 (Unaudited)
	AMERICAS			SOUTHERN AFRICA
US dollars[3]	Total US operations	Underground	Recycling	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	584	283	301	2,097	1,352	569	632	124	27	75	(75)	745	199	228	120	38	160	—
Underground	283	283	—	1,789	1,273	517	632	124	—	75	(75)	516	196	201	119	—	—	—
Surface	—	—	—	308	79	52	—	—	27	—	—	229	3	27	1	38	160	—
Recycling/processing	301	—	301	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(587)	(299)	(288)	(1,636)	(997)	(419)	(437)	(122)	(18)	(68)	67	(639)	(172)	(212)	(104)	(36)	(115)	—
Underground	(299)	(299)	—	(1,414)	(944)	(384)	(437)	(122)	—	(68)	67	(470)	(172)	(195)	(103)	—	—	—
Surface	—	—	—	(222)	(53)	(35)	—	—	(18)	—	—	(169)	—	(17)	(1)	(36)	(115)	—
Recycling/processing	(288)	—	(288)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(99)	(99)	—	(153)	(86)	(32)	(45)	(8)	(2)	(14)	15	(67)	(27)	(23)	(10)	—	(6)	(1)
Interest income	6	6	—	26	11	1	4	3	1	—	2	15	2	2	1	—	8	2
Finance expense	(33)	(33)	—	(41)	(18)	(96)	(11)	(4)	—	(1)	94	(23)	(3)	(4)	(3)	(3)	(2)	(8)
Share-based payments	(1)	(1)	—	(4)	(4)	—	(1)	—	—	—	(3)	—	—	—	—	—	—	—
(Loss)/gain on financial instruments	(116)	(116)	—	130	134	318	103	(8)	—	—	(279)	(4)	—	1	1	1	1	(8)
Gain/(loss) on foreign exchange differences	—	—	—	6	4	(1)	6	(1)	—	(1)	1	2	—	—	—	—	—	2
Share of results of equity-accounted investees after tax	—	—	—	(78)	(86)	—	—	—	—	—	(86)	8	—	—	—	—	—	8
Other costs	(2)	(2)	—	(106)	(52)	1	(33)	(5)	(7)	—	(8)	(54)	(3)	(4)	(2)	(24)	(1)	(20)
Other income	1	1	—	41	28	—	7	3	—	—	18	13	—	—	1	(1)	—	13
(Loss)/gain on disposal of property, plant and equipment	(2)	(2)	—	4	1	1	—	—	—	—	—	3	1	1	1	—	—	—
Impairments	(2,113)	(2,113)	—	(176)	(27)	—	—	(1)	—	(124)	98	(149)	—	(88)	—	—	—	(61)
Gain on acquisition	—	—	—	49	49	—	—	49	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	20	—	—	—	—	—	—	—	20	—	—	—	—	—	20
Restructuring costs	(2)	(2)	—	(36)	(18)	(5)	(10)	(3)	—	—	—	(18)	(1)	(14)	(2)	—	—	(1)
Transaction and project costs	(1)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(20)	(18)	(8)	(9)	—	—	(3)	2	(2)	(1)	(1)	—	—	—	—
Mining and income tax	370	—	—	(83)	(58)	(30)	(26)	4	(1)	25	(30)	(25)	(17)	6	—	—	(11)	(3)
Current taxation	20			(57)	(50)	(29)	(18)	2	—	—	(5)	(7)	—	—	—	—	(7)	—
Deferred taxation	350			(26)	(8)	(1)	(8)	2	(1)	25	(25)	(18)	(17)	6	—	—	(4)	(3)
(Loss)/profit for the year	(1,995)			40	215	299	180	31	—	(111)	(184)	(175)	(22)	(108)	3	(25)	34	(57)
Sustaining capital expenditure	(75)	(75)	—	(114)	(70)	(20)	(38)	(10)	(2)	(29)	29	(44)	(17)	(13)	(4)	—	(10)	—
Ore reserve development	(100)	(100)	—	(134)	(64)	(16)	(48)	—	—	—	—	(70)	(37)	(24)	(9)	—	—	—
Growth projects	(20)	(20)	—	(97)	(32)	—	(27)	—	(5)	—	—	(65)	—	(2)	—	—	(25)	(38)
Total capital expenditure	(195)	(195)	—	(345)	(166)	(36)	(113)	(10)	(7)	(29)	29	(179)	(54)	(39)	(13)	—	(35)	(38)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment  as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,092 million. This write-down mainly relates to PGM in process and PGM finished goods of R723 million and R283 million, respectively, of which R950 million relates to Stillwater as a result of the lower commodity price environment
3The average exchange rate for the six months ended 31 December 2023 was R18.62/US$
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      51
Figures are in millions

For the six months ended 30 Jun 2023 (Unaudited)
	AMERICAS			SOUTHERN AFRICA
SA rand	Total US operations	Underground	Recycling	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	12,909	5,217	7,692	45,611	30,350	12,110	15,454	2,249	537	1,821	(1,821)	15,261	4,577	4,580	2,572	690	2,842	—
Underground	5,217	5,217	—	39,845	28,599	10,896	15,454	2,249	—	1,821	(1,821)	11,246	4,442	4,312	2,492	—	—	—
Surface	—	—	—	5,766	1,751	1,214	—	—	537	—	—	4,015	135	268	80	690	2,842	—
Recycling/processing	7,692	—	7,692	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(11,487)	(4,166)	(7,321)	(30,271)	(18,133)	(7,336)	(8,813)	(1,677)	(307)	(1,156)	1,156	(12,138)	(3,347)	(4,179)	(2,125)	(599)	(1,888)	—
Underground	(4,166)	(4,166)	—	(26,465)	(17,246)	(6,756)	(8,813)	(1,677)	—	(1,156)	1,156	(9,219)	(3,264)	(3,911)	(2,044)	—	—	—
Surface	—	—	—	(3,806)	(887)	(580)	—	—	(307)	—	—	(2,919)	(83)	(268)	(81)	(599)	(1,888)	—
Recycling/processing	(7,321)	—	(7,321)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,553)	(1,551)	(2)	(2,512)	(1,369)	(549)	(697)	(94)	(22)	(226)	219	(1,143)	(510)	(370)	(146)	—	(84)	(33)
Interest income	113	113	—	595	279	28	159	64	25	29	(26)	316	35	34	19	13	165	50
Finance expense	(531)	(531)	—	(841)	(401)	(2,284)	(203)	(54)	—	(25)	2,165	(440)	(48)	(52)	(51)	(58)	(37)	(194)
Share-based payments	(12)	(12)	—	(22)	(2)	(2)	(3)	3	—	—	—	(20)	1	2	3	—	(12)	(14)
Gain/(loss) on financial instruments	72	72	—	(423)	(501)	(780)	(149)	(3)	—	(1)	432	78	11	8	6	10	6	37
Gain/(loss) on foreign exchange differences	15	15	—	1,779	1,794	15	1,559	185	35	(212)	212	(15)	—	—	—	—	7	(22)
Share of results of equity-accounted investees after tax	—	—	—	275	114	—	8	—	—	—	106	161	—	—	—	—	—	161
Other costs	(74)	(74)	—	(1,437)	(467)	81	(84)	(38)	(149)	(30)	(247)	(970)	(12)	(83)	(231)	(439)	(11)	(194)
Other income	1	1	—	333	74	1	38	—	—	36	(1)	259	1	—	—	—	—	258
Gain on disposal of property, plant and equipment	1	1	—	73	46	13	31	2	—	—	—	27	11	1	5	—	10	—
Impairments	—	—	—	(3)	(1)	—	—	—	—	—	(1)	(2)	(2)	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	8	—	—	—	—	—	—	—	8	—	—	—	—	—	8
Restructuring costs	—	—	—	174	(15)	(6)	(4)	(5)	—	—	—	189	(2)	14	181	—	—	(4)
Transaction and project costs	2	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(541)	(479)	(196)	(279)	(5)	—	(75)	76	(62)	(23)	(23)	(13)	(3)	—	—
Mining and income tax	818	—	—	(3,579)	(3,062)	(1,165)	(1,652)	(173)	(33)	(56)	17	(517)	(494)	(674)	(474)	—	(240)	1,365
Current taxation	(10)			(2,363)	(2,160)	(654)	(1,274)	(163)	(27)	(29)	(13)	(203)	(1)	—	—	—	(180)	(22)
Deferred taxation	828			(1,216)	(902)	(511)	(378)	(10)	(6)	(27)	30	(314)	(493)	(674)	(474)	—	(60)	1,387
Profit/(loss) for the year	274			9,219	8,227	(70)	5,365	454	86	105	2,287	992	198	(742)	(254)	(386)	758	1,418
Sustaining capital expenditure	(785)	(784)	(1)	(1,426)	(786)	(273)	(397)	(112)	(4)	(510)	510	(640)	(190)	(179)	(41)	—	(230)	—
Ore reserve development	(2,026)	(2,026)	—	(2,742)	(1,344)	(357)	(987)	—	—	—	—	(1,398)	(760)	(470)	(168)	—	—	—
Growth projects	(403)	(403)	—	(1,770)	(441)	—	(387)	(18)	(36)	—	—	(1,329)	—	(67)	—	—	(427)	(835)
Total capital expenditure	(3,214)	(3,213)	(1)	(5,938)	(2,571)	(630)	(1,771)	(130)	(40)	(510)	510	(3,367)	(950)	(716)	(209)	—	(657)	(835)
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      52

For the six months ended 30 Jun 2023 (Unaudited)
	AMERICAS			SOUTHERN AFRICA
US dollars[3]	Total US operations	Underground	Recycling	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	708	286	422	2,505	1,667	665	849	124	29	100	(100)	838	251	252	141	38	156	—
Underground	286	286	—	2,189	1,571	598	849	124	—	100	(100)	618	244	237	137	—	—	—
Surface	—	—	—	316	96	67	—	—	29	—	—	220	7	15	4	38	156	—
Recycling/processing	422	—	422	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(631)	(229)	(402)	(1,662)	(995)	(403)	(484)	(92)	(17)	(63)	64	(667)	(184)	(230)	(116)	(33)	(104)	—
Underground	(229)	(229)	—	(1,452)	(946)	(371)	(484)	(92)	—	(63)	64	(506)	(179)	(215)	(112)	—	—	—
Surface	—	—	—	(210)	(49)	(32)	—	—	(17)	—	—	(161)	(5)	(15)	(4)	(33)	(104)	—
Recycling/processing	(402)	—	(402)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(85)	(85)	—	(139)	(76)	(30)	(38)	(5)	(1)	(12)	10	(63)	(28)	(20)	(8)	—	(5)	(2)
Interest income	6	6	—	33	15	2	9	4	1	2	(3)	18	2	2	1	1	9	3
Finance expense	(29)	(29)	—	(45)	(20)	(125)	(11)	(3)	—	(1)	120	(25)	(3)	(3)	(3)	(3)	(2)	(11)
Share-based payments	(1)	(1)	—	(1)	1	—	—	—	—	—	1	(2)	—	—	—	—	(1)	(1)
Gain/(loss) on financial instruments	4	4	—	(24)	(28)	(43)	(8)	—	—	—	23	4	1	—	—	1	—	2
Gain/(loss) on foreign exchange differences	1	1	—	98	99	1	86	10	2	(12)	12	(1)	—	—	—	—	—	(1)
Share of results of equity-accounted investees after tax	—	—	—	15	6	—	—	—	—	—	6	9	—	—	—	—	—	9
Other costs	(4)	(4)	—	(79)	(27)	4	(5)	(2)	(8)	(2)	(14)	(52)	(1)	(4)	(12)	(24)	—	(11)
Other income	—	—	—	18	4	—	2	—	—	2	—	14	—	—	—	—	—	14
Gain on disposal of property, plant and equipment	—	—	—	4	3	1	2	—	—	—	—	1	—	—	—	—	1	—
Impairments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	10	(1)	—	(1)	—	—	—	—	11	—	1	10	—	—	—
Transaction and project costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(30)	(27)	(11)	(15)	—	—	(4)	3	(3)	(1)	(1)	(1)	—	—	—
Mining and income tax	44			(196)	(168)	(64)	(91)	(10)	(1)	(3)	1	(28)	(27)	(37)	(26)	—	(13)	75
Current taxation	(1)			(129)	(118)	(36)	(70)	(9)	(1)	(2)	—	(11)	—	—	—	—	(10)	(1)
Deferred taxation	45			(67)	(50)	(28)	(21)	(1)	—	(1)	1	(17)	(27)	(37)	(26)	—	(3)	76
Profit/(loss) for the year	13			507	453	(3)	295	26	5	7	123	54	10	(40)	(14)	(20)	41	77
Sustaining capital expenditure	(43)	(43)	—	(78)	(43)	(15)	(22)	(6)	—	(28)	28	(35)	(10)	(10)	(2)	—	(13)	—
Ore reserve development	(111)	(111)	—	(151)	(74)	(20)	(54)	—	—	—	—	(77)	(42)	(26)	(9)	—	—	—
Growth projects	(22)	(22)	—	(97)	(24)	—	(21)	(1)	(2)	—	—	(73)	—	(4)	—	—	(23)	(46)
Total capital expenditure	(176)	(176)	—	(326)	(141)	(35)	(97)	(7)	(2)	(28)	28	(185)	(52)	(40)	(11)	—	(36)	(46)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment  as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R602 million. This write-down mainly relates to PGM in process and PGM finished goods of R456 million and
R140 million, respectively, of which R424 million relates to Stillwater as a result of the lower commodity price environment
3The average exchange rate for the six months ended 30 June 2023 was R18.21/US$
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      53
16.2      Sandouville nickel refinery and Century zinc retreatment operation
Figures are in millions

	For the six months ended 30 Jun 2024 (Unaudited)						For the six months ended 31 Dec 2023 (Unaudited)						For the six months ended 30 Jun 2023 (Unaudited)
	EUROPE			AUSTRALIA			EUROPE			Australia			EUROPE			Australia
SA rand	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items1	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and re- conciling items1
Revenue	1,685	1,685	—	1,304	1,304	—	1,347	1,347	—	1,745	1,745	—	1,677	1,677	—	506	506	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	1,304	1,304	—	—	—	—	1,745	1,745	—	—	—	—	506	506	—
Recycling/processing	1,685	1,685	—	—	—	—	1,347	1,347	—	—	—	—	1,677	1,677	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(1,914)	(1,914)	—	(1,600)	(1,600)	—	(2,000)	(2,000)	—	(1,405)	(1,405)	—	(2,329)	(2,329)	—	(851)	(851)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(1,600)	(1,600)	—	—	—	—	(1,405)	(1,405)	—	—	—	—	(851)	(851)	—
Recycling/processing	(1,914)	(1,914)	—	—	—	—	(2,000)	(2,000)	—	—	—	—	(2,329)	(2,329)	—	—	—	—
Amortisation and depreciation	(16)	(12)	(4)	(57)	(56)	(1)	(109)	(105)	(4)	(490)	(490)	—	(97)	(94)	(3)	(569)	(569)	—
Interest income	22	—	22	1	—	1	52	—	52	2	1	1	1	—	1	8	5	3
Finance expense	(109)	(41)	(68)	(185)	(178)	(7)	(48)	(8)	(40)	(64)	(38)	(26)	(19)	(5)	(14)	(120)	(120)	—
Share-based payments	(8)	(5)	(3)	(3)	(3)	—	11	(3)	14	—	—	—	(5)	(5)	—	—	—	—
(Loss)/gain on financial instruments	(16)	20	(36)	(79)	(79)	—	(248)	34	(282)	(114)	(113)	(1)	80	10	70	629	628	1
(Loss)/gain on foreign exchange differences	(35)	(28)	(7)	(2)	(2)	—	(11)	(11)	—	(20)	(9)	(11)	66	66	—	(19)	5	(24)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(126)	(44)	(82)	(361)	(301)	(60)	(2,047)	(1,947)	(100)	(108)	(109)	1	(49)	(15)	(34)	(115)	(114)	(1)
Other income	326	326	—	50	50	—	52	46	6	42	42	—	50	49	1	—	—	—
Gain/(loss) on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	(2)	(2)	—	(1,607)	(1,607)	—	(3,683)	(3,683)	—	—	—	—	(6)	(6)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	(41)	(41)	—	(21)	—	(21)	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Royalties and carbon tax	—	—	—	(66)	(66)	—	—	—	—	(79)	(79)	—	—	—	—	(52)	(52)	—
Mining and income tax	4	—	4	—	—	—	(4)	—	(4)	(1)	—	(1)	(40)	—	(40)	(1)	—	(1)
Current taxation	—	—	—	—	—	—	(64)	—	(64)	(1)	—	(1)	(16)	—	(16)	(1)	—	(1)
Deferred taxation	4	—	4	—	—	—	60	—	60	—	—	—	(24)	—	(24)	—	—	—
(Loss)/profit for the period	(228)	(54)	(174)	(1,021)	(933)	(88)	(4,612)	(4,254)	(358)	(4,175)	(4,138)	(37)	(665)	(646)	(19)	(592)	(568)	(24)
Sustaining capital expenditure	(107)	(107)	—	(35)	(35)	—	(153)	(153)	—	(72)	(72)	—	(95)	(95)	—	(42)	(42)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(2,688)	—	(2,688)	(17)	(1)	(16)	(1,199)	—	(1,199)	(3)	(3)	—	(1,271)	—	(1,271)	(48)	(48)	—
Total capital expenditure	(2,795)	(107)	(2,688)	(52)	(36)	(16)	(1,352)	(153)	(1,199)	(75)	(75)	—	(1,366)	(95)	(1,271)	(90)	(90)	—
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      54
Figures are in millions

	For the six months ended 30 Jun 2024 (Unaudited)						For the six months ended 31 Dec 2023 (Unaudited)						For the six months ended 30 Jun 2023 (Unaudited)
	EUROPE			AUSTRALIA			EUROPE			Australia			EUROPE			AUSTRALIA
US dollars[4]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items1	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and re- conciling items1
Revenue	90	90	—	70	70	—	72	72	—	94	94	—	92	92	—	28	28	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	70	70	—	—	—	—	94	94	—	—	—	—	28	28	—
Recycling/processing	90	90	—	—	—	—	72	72	—	—	—	—	92	92	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(102)	(102)	—	(85)	(85)	—	(107)	(107)	—	(75)	(75)	—	(128)	(128)	—	(47)	(47)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(85)	(85)	—	—	—	—	(75)	(75)	—	—	—	—	(47)	(47)	—
Recycling/processing	(102)	(102)	—	—	—	—	(107)	(107)	—	—	—	—	(128)	(128)	—	—	—	—
Amortisation and depreciation	(1)	(1)	—	(3)	(3)	—	(6)	(6)	—	(26)	(26)	—	(5)	(5)	—	(31)	(31)	—
Interest income	1	—	1	—	—	—	3	—	3	—	—	—	—	—	—	—	—	—
Finance expense	(6)	(2)	(4)	(10)	(10)	—	(3)	(1)	(2)	(3)	(2)	(1)	(1)	—	(1)	(7)	(7)	—
Share-based payments	—	—	—	—	—	—	1	—	1	—	—	—	—	—	—	—	—	—
(Loss)/gain on financial instruments	(1)	1	(2)	(4)	(4)	—	(14)	2	(16)	(6)	(6)	—	4	—	4	34	34	—
(Loss)/gain on foreign exchange differences	(1)	(1)	—	—	—	—	(1)	(1)	—	(1)	—	(1)	4	4	—	(1)	—	(1)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(7)	(2)	(5)	(19)	(16)	(3)	(111)	(106)	(5)	(6)	(6)	—	(3)	(1)	(2)	(6)	(6)	—
Other income	17	17	—	3	3	—	2	2	—	2	2	—	3	3	—	—	—	—
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	—	—	—	(87)	(87)	—	(200)	(200)	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	(2)	(2)	—	(1)	—	(1)	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(4)	(4)	—	—	—	—	(4)	(4)	—	—	—	—	(3)	(3)	—
Mining and income tax	—	—	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)	—	—	—
Current taxation	—	—	—	—	—	—	(3)	—	(3)	—	—	—	(1)	—	(1)	—	—	—
Deferred taxation	—	—	—	—	—	—	3	—	3	—	—	—	(1)	—	(1)	—	—	—
(Loss)/profit for the period	(12)	(2)	(10)	(53)	(49)	(4)	(251)	(232)	(19)	(225)	(223)	(2)	(36)	(35)	(1)	(33)	(32)	(1)
Sustaining capital expenditure	(6)	(6)	—	(2)	(2)	—	(8)	(8)	—	(4)	(4)	—	(5)	(5)	—	(2)	(2)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(144)	—	(144)	(1)	—	(1)	(64)	—	(64)	—	—	—	(70)	—	(70)	(3)	(3)	—
Total capital expenditure	(150)	(6)	(144)	(3)	(2)	(1)	(72)	(8)	(64)	(4)	(4)	—	(75)	(5)	(70)	(5)	(5)	—
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2New Century's results are included for the four months ended 30 June 2023 since the effective date of acquisition
3The average exchange rate for the six months ended 30 June 2024 was R18.72/US$, six months ended 31 December 2023 was R18.62/US$ and  six months ended 30 June 2023 was R18.21/US$
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      55
ALL-IN COSTS – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal[3]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Jun 2024	26,746	5,123	21,623	8,182	9,907	3,145	389	1,260	(1,260)
		Dec 2023	24,082	5,516	18,566	7,811	8,148	2,273	334	1,253	(1,253)
		Jun 2023	22,298	4,165	18,133	7,336	8,813	1,677	307	1,156	(1,156)
Royalties		Jun 2024	118	—	118	54	57	7	—	63	(63)
		Dec 2023	325	—	325	159	162	4	—	58	(58)
		Jun 2023	479	—	479	196	278	5	—	75	(75)
Carbon tax		Jun 2024	1	—	1	—	1	—	—	—	—
		Dec 2023	1	—	1	—	1	—	—	—	—
		Jun 2023	1	—	1	—	1	—	—	—	—
Community costs		Jun 2024	129	—	129	23	87	19	—	—	—
		Dec 2023	55	—	55	16	37	2	—	—	—
		Jun 2023	43	—	43	—	43	—	—	—	—
Inventory change		Jun 2024	(1,079)	(368)	(711)	(457)	(264)	10	—	1	(1)
		Dec 2023	1,469	(290)	1,759	310	1,455	(6)	—	(5)	5
		Jun 2023	(8)	(187)	179	(256)	435	—	—	(5)	5
Share-based payments[5]		Jun 2024	124	37	87	26	44	14	—	—	—
		Dec 2023	124	69	55	20	30	3	—	—	—
		Jun 2023	84	52	32	13	19	(2)	—	—	—
Rehabilitation interest and amortisation[6]		Jun 2024	72	23	49	(5)	14	40	—	2	(2)
		Dec 2023	106	43	63	1	25	37	—	2	(2)
		Jun 2023	106	41	65	(6)	34	37	—	3	(3)
Leases		Jun 2024	39	2	37	10	22	4	1	—	—
		Dec 2023	42	6	36	13	21	2	—	—	—
		Jun 2023	33	2	31	10	19	2	—	—	—
Ore reserve development		Jun 2024	2,394	1,219	1,175	316	859	—	—	—	—
		Dec 2023	3,070	1,863	1,207	312	895	—	—	—	—
		Jun 2023	3,370	2,026	1,344	357	987	—	—	—	—
Sustaining capital expenditure		Jun 2024	1,321	391	930	347	382	190	11	292	(292)
		Dec 2023	2,667	1,394	1,273	371	701	175	26	547	(547)
		Jun 2023	1,570	784	786	273	397	112	4	510	(510)
Less: By-product credit		Jun 2024	(6,354)	(438)	(5,916)	(2,673)	(2,497)	(601)	(145)	(289)	289
		Dec 2023	(6,180)	(376)	(5,804)	(2,790)	(2,615)	(363)	(36)	(368)	368
		Jun 2023	(5,478)	(382)	(5,096)	(2,161)	(2,556)	(338)	(41)	(405)	405
Total All-in-sustaining costs[7]		Jun 2024	23,511	5,989	17,522	5,823	8,612	2,828	256	1,329	(1,329)
		Dec 2023	25,761	8,225	17,536	6,223	8,860	2,127	324	1,487	(1,487)
		Jun 2023	22,498	6,501	15,997	5,762	8,470	1,493	270	1,334	(1,334)
Plus: Corporate cost, growth and capital expenditure		Jun 2024	612	150	462	79	368	—	15	—	—
		Dec 2023	970	370	600	—	509	2	89	—	—
		Jun 2023	848	403	445	—	391	18	36	—	—
Total All-in-costs[7]		Jun 2024	24,123	6,139	17,984	5,902	8,980	2,828	271	1,329	(1,329)
		Dec 2023	26,731	8,595	18,136	6,223	9,369	2,129	413	1,487	(1,487)
		Jun 2023	23,346	6,904	16,442	5,762	8,861	1,511	306	1,334	(1,334)
PGM production	4Eoz - 2Eoz	Jun 2024	1,116,745	238,139	878,606	295,266	362,835	135,668	23,169	61,668	—
		Dec 2023	1,142,366	221,759	920,607	343,946	388,477	102,736	26,482	58,966	—
		Jun 2023	1,054,236	205,513	848,723	314,471	368,075	83,516	25,319	57,342	—
	kg	Jun 2024	34,735	7,407	27,328	9,184	11,285	4,220	721	1,918	—
		Dec 2023	35,532	6,897	28,634	10,698	12,083	3,195	824	1,834	—
		Jun 2023	32,790	6,392	26,398	9,781	11,448	2,598	788	1,784	—
All-in-sustaining cost[7]	R/4Eoz - R/2Eoz	Jun 2024	22,284	25,149	21,448	19,721	23,735	20,845	11,049	21,551	—
		Dec 2023	23,778	37,090	20,352	18,093	22,807	20,704	12,235	25,218	—
		Jun 2023	22,568	31,633	20,214	18,323	23,012	17,877	10,664	23,264	—
	US$/4Eoz - US$/2Eoz	Jun 2024	1,190	1,343	1,146	1,053	1,268	1,114	590	1,151	—
		Dec 2023	1,277	1,992	1,093	972	1,225	1,112	657	1,354	—
		Jun 2023	1,239	1,737	1,110	1,006	1,264	982	586	1,278	—
All-in-cost[7]	R/4Eoz - R/2Eoz	Jun 2024	22,864	25,779	22,014	19,989	24,750	20,845	11,697	21,551	—
		Dec 2023	24,673	38,758	21,048	18,093	24,117	20,723	15,595	25,218	—
		Jun 2023	23,419	33,594	20,776	18,323	24,074	18,092	12,086	23,264	—
	US$/4Eoz - US$/2Eoz	Jun 2024	1,221	1,377	1,176	1,068	1,322	1,114	625	1,151	—
		Dec 2023	1,325	2,082	1,130	972	1,295	1,113	838	1,354	—
		Jun 2023	1,286	1,845	1,141	1,006	1,322	994	664	1,278	—
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      56
7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Jun 2024	Dec 2023	Jun 2023	Jun 2024	Dec 2023	Jun 2023	Jun 2024	Dec 2023	Jun 2023
Cost of sales, before amortisation and depreciation as reported per table above		26,746	24,082	22,298	21,623	18,566	18,133	9,907	8,148	8,813
Inventory change as reported per table above		(1,079)	1,469	(8)	(711)	1,759	179	(264)	1,455	435
Less: Chrome cost of sales		(1,040)	(1,007)	(708)	(1,040)	(1,007)	(708)	(208)	(233)	(223)
Total operating cost including third party PoC		24,627	24,544	21,582	19,872	19,318	17,604	9,435	9,370	9,025
Less: Purchase cost of PoC		(1,244)	(1,158)	(1,595)	(1,244)	(1,158)	(1,595)	(1,244)	(1,158)	(1,595)
Total operating cost excluding third party PoC		23,383	23,386	19,987	18,628	18,160	16,009	8,191	8,212	7,430

PGM production as reported per table above	4Eoz- 2Eoz	1,116,745	1,142,366	1,054,236	878,606	920,607	848,723	362,835	388,477	368,075
Less: Mimosa production		(61,668)	(58,966)	(57,342)	(61,668)	(58,966)	(57,342)	—	—	—
PGM production excluding Mimosa		1,055,077	1,083,400	996,894	816,938	861,641	791,381	362,835	388,477	368,075
Less: PoC production		(50,146)	(46,862)	(49,541)	(50,146)	(46,862)	(49,541)	(50,146)	(46,862)	(49,541)
PGM production excluding Mimosa and third party PoC		1,004,931	1,036,538	947,353	766,792	814,779	741,840	312,689	341,615	318,534

PGM production including Mimosa and excluding third party PoC		1,066,599	1,095,504	1,004,695	828,460	873,745	799,182	312,689	341,615	318,534

Tonnes milled/treated	kt	18,426	19,012	18,211	17,807	18,406	17,642	4,982	5,158	4,722
Less: Mimosa tonnes		(735)	(712)	(680)	(735)	(712)	(680)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		17,691	18,300	17,531	17,072	17,694	16,962	4,982	5,158	4,722
Operating cost including third party PoC	R/4Eoz-R/2Eoz	23,341	22,655	21,649	24,325	22,420	22,245	26,004	24,120	24,519
	US$/4Eoz-US$/2Eoz	1,247	1,217	1,189	1,299	1,204	1,222	1,389	1,295	1,346
	R/t	1,392	1,341	1,231	1,164	1,092	1,038	1,894	1,817	1,911
	US$/t	74	72	68	62	59	57	101	98	105
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	23,268	22,562	21,098	24,293	22,288	21,580	26,195	24,039	23,326
	US$/4Eoz-US$/2Eoz	1,243	1,212	1,159	1,298	1,197	1,185	1,399	1,291	1,281
	R/t	1,322	1,278	1,140	1,091	1,026	944	1,644	1,592	1,573
	US$/t	71	69	63	58	55	52	88	86	86

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Jun 2024	Dec 2023	Jun 2023	Jun 2024	Dec 2023	Jun 2023	Jun 2024	Dec 2023	Jun 2023
Total All-in-sustaining cost as reported per table above		23,511	25,761	22,498	17,522	17,536	15,997	8,612	8,860	8,470
Less: Purchase cost of PoC		(1,244)	(1,158)	(1,595)	(1,244)	(1,158)	(1,595)	(1,244)	(1,158)	(1,595)
Add: By-product credit of PoC		233	213	224	233	213	224	233	213	224
Total All-in-sustaining cost excluding third party PoC		22,500	24,816	21,127	16,511	16,591	14,626	7,601	7,915	7,099
Plus: Corporate cost, growth and capital expenditure		612	970	848	462	600	445	368	509	391
Total All-in-cost excluding third party PoC		23,112	25,786	21,975	16,973	17,191	15,071	7,969	8,424	7,490

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	1,004,931	1,036,538	947,353	766,792	814,779	741,840	312,689	341,615	318,534

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	22,390	23,941	22,301	21,533	20,363	19,716	24,308	23,169	22,286
	US$/4Eoz-US$/2Eoz	1,196	1,286	1,225	1,150	1,094	1,083	1,299	1,244	1,224

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	22,999	24,877	23,196	22,135	21,099	20,316	25,485	24,659	23,514
	US$/4Eoz-US$/2Eoz	1,229	1,336	1,274	1,182	1,133	1,116	1,361	1,324	1,291
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      57
ALL-IN COSTS – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2024	11,982	3,590	3,269	2,131	832	2,160	—
		Dec 2023	11,942	3,219	3,970	1,933	668	2,152	—
		Jun 2023	12,138	3,347	4,179	2,125	599	1,888	—
Royalties		Jun 2024	56	25	16	13	3	—	(1)
		Dec 2023	53	19	21	11	3	—	(1)
		Jun 2023	61	23	23	13	3	—	(1)
Carbon tax		Jun 2024	—	—	—	—	—	—	—
		Dec 2023	—	—	—	—	—	—	—
		Jun 2023	—	—	—	—	—	—	—
Community costs		Jun 2024	5	—	—	—	—	5	—
		Dec 2023	(7)	(1)	(2)	(8)	—	4	—
		Jun 2023	11	1	2	1	—	7	—
Share-based payments[2]		Jun 2024	51	16	13	7	—	13	2
		Dec 2023	50	15	10	9	—	14	2
		Jun 2023	35	9	8	1	—	12	5
Rehabilitation interest and amortisation[3]		Jun 2024	108	—	12	49	53	(9)	3
		Dec 2023	88	(1)	9	36	43	(2)	3
		Jun 2023	100	2	15	39	45	(3)	2
Leases		Jun 2024	16	—	5	1	—	10	—
		Dec 2023	31	—	10	9	1	11	—
		Jun 2023	29	1	6	11	1	10	—
Ore reserve development		Jun 2024	1,405	819	445	141	—	—	—
		Dec 2023	1,298	701	441	156	—	—	—
		Jun 2023	1,398	760	470	168	—	—	—
Sustaining capital expenditure		Jun 2024	415	178	106	8	—	123	—
		Dec 2023	815	300	242	72	—	201	—
		Jun 2023	641	190	179	41	—	230	1
Less: By-product credit		Jun 2024	(17)	(3)	(2)	(2)	—	(10)	—
		Dec 2023	(8)	(3)	(3)	(2)	—	—	—
		Jun 2023	(13)	(2)	(2)	(2)	—	(7)	—
Total All-in-sustaining costs[4]		Jun 2024	14,021	4,625	3,864	2,348	888	2,292	4
		Dec 2023	14,262	4,249	4,698	2,216	715	2,380	4
		Jun 2023	14,400	4,331	4,880	2,397	648	2,137	7
Plus: Corporate cost, growth and capital expenditure		Jun 2024	2,650	—	—	—	—	2,335	315
		Dec 2023	1,255	—	50	—	—	454	751
		Jun 2023	1,367	—	67	—	—	427	873
Total All-in-costs[4]		Jun 2024	16,671	4,625	3,864	2,348	888	4,627	319
		Dec 2023	15,517	4,249	4,748	2,216	715	2,834	755
		Jun 2023	15,767	4,331	4,947	2,397	648	2,564	880
Gold sold	kg	Jun 2024	11,211	3,772	2,399	1,935	651	2,454	—
		Dec 2023	11,863	3,172	3,646	1,906	604	2,535	—
		Jun 2023	13,566	4,052	4,062	2,286	615	2,551	—
	oz	Jun 2024	360,442	121,273	77,130	62,212	20,930	78,898	—
		Dec 2023	381,404	101,982	117,222	61,279	19,419	81,502	—
		Jun 2023	436,157	130,275	130,596	73,497	19,773	82,017	—
All-in-sustaining cost[4]	R/kg	Jun 2024	1,250,647	1,226,140	1,610,671	1,213,437	1,364,055	933,985	—
		Dec 2023	1,202,225	1,339,533	1,288,535	1,162,644	1,183,775	938,856	—
		Jun 2023	1,061,477	1,068,855	1,201,379	1,048,556	1,053,659	837,711	—
All-in-sustaining cost	US$/oz	Jun 2024	2,078	2,037	2,676	2,016	2,266	1,552	—
		Dec 2023	2,008	2,238	2,152	1,942	1,977	1,568	—
		Jun 2023	1,813	1,826	2,052	1,791	1,800	1,431	—
All-in-cost[4]	R/kg	Jun 2024	1,487,022	1,226,140	1,610,671	1,213,437	1,364,055	1,885,493	—
		Dec 2023	1,308,017	1,339,533	1,302,249	1,162,644	1,183,775	1,117,949	—
		Jun 2023	1,162,244	1,068,855	1,217,873	1,048,556	1,053,659	1,005,096	—
All-in-cost	US$/oz	Jun 2024	2,471	2,037	2,676	2,016	2,266	3,133	—
		Dec 2023	2,185	2,238	2,175	1,942	1,977	1,867	—
		Jun 2023	1,985	1,826	2,080	1,791	1,800	1,717	—
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      58
ALL-IN COSTS – SIX MONTHS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation[1]

Cost of sales, before amortisation and depreciation[2]		Jun 2024	1,600
		Dec 2023	1,404
		Jun 2023	851
Royalties		Jun 2024	66
		Dec 2023	79
		Jun 2023	52
Community costs		Jun 2024	26
		Dec 2023	37
		Jun 2023	10
Inventory change		Jun 2024	(73)
		Dec 2023	125
		Jun 2023	91
Share-based payments		Jun 2024	3
		Dec 2023	—
		Jun 2023	—
Rehabilitation interest and amortisation[3]		Jun 2024	109
		Dec 2023	11
		Jun 2023	3
Leases		Jun 2024	66
		Dec 2023	57
		Jun 2023	43
Sustaining capital expenditure		Jun 2024	35
		Dec 2023	73
		Jun 2023	42
Less: By-product credit		Jun 2024	(74)
		Dec 2023	(101)
		Jun 2023	(24)
Total All-in-sustaining costs[4]		Jun 2024	1,758
		Dec 2023	1,685
		Jun 2023	1,068
Plus: Corporate cost, growth and capital expenditure		Jun 2024	7
		Dec 2023	75
		Jun 2023	153
Total All-in-costs[4]		Jun 2024	1,765
		Dec 2023	1,760
		Jun 2023	1,221
Zinc metal produced (payable)	kt	Jun 2024	42
		Dec 2023	51
		Jun 2023	24
All-in-sustaining cost[4]	R/tZn	Jun 2024	41,710
		Dec 2023	32,746
		Jun 2023	44,030
	US$/tZn	Jun 2024	2,228
		Dec 2023	1,759
		Jun 2023	2,418
All-in-cost[4]	R/tZn	Jun 2024	41,876
		Dec 2023	34,203
		Jun 2023	50,338
	US$/tZn	Jun 2024	2,237
		Dec 2023	1,837
		Jun 2023	2,764
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings processing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      59
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      60
UNIT OPERATING COST – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3,4]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Jun 2024	26,746	5,123	21,623	7,544	638	9,907		3,145	389	1,260
		Dec 2023	24,082	5,516	18,566	7,152	659	8,148		2,273	334	1,253
		Jun 2023	22,298	4,165	18,133	6,756	580	8,813		1,677	307	1,156
Inventory change		Jun 2024	(1,079)	(368)	(711)	(485)	28	(264)		10	—	1
		Dec 2023	1,469	(290)	1,759	136	174	1,455		(6)	—	(5)
		Jun 2023	(8)	(187)	179	(196)	(60)	435		—	—	(5)
Less: Chrome cost of sales		Jun 2024	(1,040)	—	(1,040)	(754)	—	(208)		(8)	(70)	—
		Dec 2023	(1,007)	—	(1,007)	(767)	—	(233)		(7)	—	—
		Jun 2023	(708)	—	(708)	(480)	—	(223)		(5)	—	—
Less: Purchase cost of PoC		Jun 2024	(1,244)	—	(1,244)	—	—	(1,244)		—	—	—
		Dec 2023	(1,158)	—	(1,158)	—	—	(1,158)		—	—	—
		Jun 2023	(1,595)	—	(1,595)	—	—	(1,595)		—	—	—
Total operating cost excluding third party PoC		Jun 2024	23,383	4,755	18,628	6,305	666	8,191		3,147	319	1,261
		Dec 2023	23,386	5,226	18,160	6,521	833	8,212		2,260	334	1,248
		Jun 2023	19,987	3,978	16,009	6,080	520	7,430		1,672	307	1,151
Tonnes milled/treated excluding third party PoC[5]	kt	Jun 2024	17,691	618	17,072	2,710	2,740	2,931	2,051	2,327	4,313	735
		Dec 2023	18,300	606	17,694	3,089	2,837	3,261	1,897	1,655	4,956	712
		Jun 2023	17,531	569	16,962	2,984	2,649	2,993	1,729	1,413	5,194	680
PGM production excluding third party PoC[5]	4Eoz	Jun 2024	1,004,931	238,139	766,792	257,059	38,207	312,689		135,668	23,169	61,668
		Dec 2023	1,036,538	221,759	814,779	296,159	47,787	341,615		102,736	26,482	58,966
		Jun 2023	947,353	205,513	741,840	277,846	36,625	318,534		83,516	25,319	57,342
Operating cost[6]	R/t	Jun 2024	1,322	7,690	1,091	2,326	243	1,644		1,353	74	1,715
		Dec 2023	1,278	8,631	1,026	2,111	294	1,592		1,366	67	1,754
		Jun 2023	1,140	6,994	944	2,038	196	1,573		1,183	59	1,692
	US$/t	Jun 2024	71	411	58	124	13	88		72	4	92
		Dec 2023	69	464	55	113	16	86		73	4	94
		Jun 2023	63	384	52	112	11	86		65	3	93
	R/4Eoz - R/2Eoz	Jun 2024	23,268	19,967	24,293	24,527	17,431	26,195		23,196	13,768	20,448
		Dec 2023	22,562	23,566	22,288	22,019	17,432	24,039		21,998	12,612	21,165
		Jun 2023	21,098	19,356	21,580	21,883	14,198	23,326		20,020	12,125	20,073
	US$/4Eoz - US$/2Eoz	Jun 2024	1,243	1,067	1,298	1,310	931	1,399		1,239	735	1,092
		Dec 2023	1,212	1,266	1,197	1,183	936	1,291		1,181	677	1,137
		Jun 2023	1,159	1,063	1,185	1,202	780	1,281		1,099	666	1,102
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21, respectively
Figures may not add as they are rounded independently
1US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg, Marikana, Kroondal and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
5For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six months”
6Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      61
UNIT OPERATING COST – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Jun 2024	11,982	8,647	3,335	3,575	15	2,959	310	2,113	18	832	2,160
		Dec 2023	11,942	8,764	3,178	3,204	15	3,641	329	1,919	14	668	2,152
		Jun 2023	12,138	9,219	2,919	3,264	83	3,911	268	2,044	81	599	1,888
Inventory change		Jun 2024	(437)	(429)	(8)	(228)	—	(69)	(7)	(132)	—	(4)	3
		Dec 2023	451	388	63	164	—	20	8	204	—	23	32
		Jun 2023	(501)	(468)	(33)	(117)	—	(191)	(39)	(160)	—	(27)	33
Total operating cost		Jun 2024	11,545	8,218	3,327	3,347	15	2,890	303	1,981	18	828	2,163
		Dec 2023	12,393	9,152	3,241	3,368	15	3,661	337	2,123	14	691	2,184
		Jun 2023	11,637	8,751	2,886	3,147	83	3,720	229	1,884	81	572	1,921
Tonnes milled/treated	kt	Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
		Dec 2023	16,190	1,870	14,320	527	33	649	899	695	35	2,187	11,165
		Jun 2023	15,751	2,185	13,566	710	224	750	666	725	330	2,102	10,243
Gold produced	kg	Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
		Dec 2023	12,250	8,574	3,676	3,241	59	3,204	443	2,129	9	618	2,547
		Jun 2023	12,962	9,490	3,472	3,884	74	3,579	207	2,027	72	568	2,551
	oz	Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
		Dec 2023	393,847	275,660	118,186	104,201	1,897	103,011	14,243	68,449	289	19,869	81,888
		Jun 2023	416,738	305,111	111,627	124,873	2,379	115,067	6,655	65,170	2,315	18,262	82,017
Operating cost[1]	R/t	Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
		Dec 2023	765	4,894	226	6,394	450	5,643	375	3,057	397	316	196
		Jun 2023	739	4,004	213	4,432	370	4,957	344	2,599	245	272	188
	US$/t	Jun 2024	39	253	13	312	17	276	21	176	17	21	10
		Dec 2023	41	263	12	343	24	303	20	164	21	17	11
		Jun 2023	41	220	12	243	20	272	19	143	13	15	10
	R/kg	Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
		Dec 2023	1,011,673	1,067,413	881,665	1,039,185	254,237	1,142,634	760,722	997,182	1,555,556	1,118,123	857,479
		Jun 2023	897,778	922,129	831,221	810,247	1,121,622	1,039,396	1,106,280	929,452	1,125,000	1,007,042	753,038
	US$/oz	Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
		Dec 2023	1,690	1,783	1,473	1,736	425	1,909	1,271	1,666	2,598	1,868	1,432
		Jun 2023	1,533	1,575	1,420	1,384	1,916	1,775	1,890	1,588	1,922	1,720	1,286
Average exchange rate for the six months ended 30 June 2024, 31 December 2023 and 30 June 2023 was R18.72/US$, R18.62/US$ and R18.21, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      62
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Jun 2024	9,571	295	9,276	4,593	4,683	1,438	1,391	1,508	1,036	1,270	2,256	378
		Mar 2024	8,855	324	8,531	4,110	4,421	1,272	1,349	1,424	1,015	1,056	2,057	358
Plant head grade	g/t	Jun 2024	2.37	13.44	2.02	3.17	0.89	3.43	1.09	3.70	0.94	2.20	0.75	3.38
		Mar 2024	2.38	12.98	1.98	3.17	0.87	3.43	1.05	3.59	0.87	2.19	0.76	3.42
Plant recoveries	%	Jun 2024	76.05	90.80	72.89	84.95	30.94	86.07	44.50	86.43	26.81	82.93	20.91	77.20
		Mar 2024	75.54	90.25	71.69	84.37	29.05	85.95	36.26	86.22	26.85	82.23	23.46	76.27
Yield	g/t	Jun 2024	1.80	12.20	1.47	2.69	0.28	2.95	0.49	3.20	0.25	1.82	0.16	2.61
		Mar 2024	1.80	11.71	1.42	2.67	0.25	2.95	0.38	3.10	0.23	1.80	0.18	2.61
PGM production[3]	4Eoz - 2Eoz	Jun 2024	554,743	115,596	439,147	397,682	41,465	136,475	21,691	155,003	8,399	74,518	11,375	31,686
		Mar 2024	511,856	122,543	389,313	353,382	35,931	120,584	16,516	141,666	7,621	61,150	11,794	29,982
PGM sold[4]	4Eoz - 2Eoz	Jun 2024	549,571	111,885	437,686			111,813	16,615	193,841		74,518	11,375	29,524
		Mar 2024	640,537	129,321	511,216			146,958	24,563	238,129		61,150	11,794	28,622
Price and cost[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2024	23,489	18,273	24,914			25,163	23,103	24,834		25,455	23,127	22,658
		Mar 2024	22,787	18,313	24,004			24,196	21,894	24,008		24,566	22,265	21,869
	US$/4Eoz - US$/2Eoz	Jun 2024	1,265	984	1,342			1,355	1,244	1,337		1,371	1,245	1,220
		Mar 2024	1,208	971	1,273			1,283	1,161	1,273		1,303	1,181	1,160
Operating cost[7]	R/t	Jun 2024	1,253	7,742	1,038			2,211	234	1,542		1,300	72	1,671
		Mar 2024	1,396	7,642	1,149			2,456	253	1,752		1,415	76	1,762
	US$/t	Jun 2024	67	417	56			119	13	83		70	4	90
		Mar 2024	74	405	61			130	13	93		75	4	93
	R/4Eoz - R/2Eoz	Jun 2024	22,028	19,733	22,679			23,294	14,983	24,002		22,169	14,330	19,914
		Mar 2024	24,616	20,189	26,126			25,916	20,647	28,609		24,448	13,227	21,013
	US$/4Eoz - US$/2Eoz	Jun 2024	1,186	1,063	1,221			1,254	807	1,293		1,194	772	1,072
		Mar 2024	1,305	1,070	1,385			1,374	1,095	1,517		1,296	701	1,114
All-in sustaining cost[7,8]	R/4Eoz - R/2Eoz	Jun 2024	21,170	25,096	20,056			18,367		22,209		20,022	12,659	19,788
		Mar 2024	23,710	25,183	23,207			21,284		26,606		21,848	9,412	23,447
	US$/4Eoz - US$/2Eoz	Jun 2024	1,140	1,351	1,080			989		1,196		1,078	682	1,066
		Mar 2024	1,257	1,335	1,230			1,129		1,411		1,158	499	1243
All-in cost[7,8]	R/4Eoz - R/2Eoz	Jun 2024	21,935	25,909	20,807			18,866		23,506		20,022	13,978	19,788
		Mar 2024	24,152	25,648	23,641			21,284		27,651		21,848	9,412	23,447
	US$/4Eoz - US$/2Eoz	Jun 2024	1,181	1,395	1,120			1,016		1,266		1,078	753	1,066
		Mar 2024	1,281	1,360	1,254			1,129		1,466		1,158	499	1,243
Capital expenditure[6]
Ore reserve development	Rm	Jun 2024	1,248	618	630			171		459		—	—	—
		Mar 2024	1,146	601	545			145		400		—	—	—
Sustaining capital	Rm	Jun 2024	682	182	500			140		231		122	7	122
		Mar 2024	639	209	430			207		151		68	4	170
Corporate and projects	Rm	Jun 2024	367	77	290			79		196		—	15	—
		Mar 2024	211	57	154			—		154		—	—	—
Total capital expenditure	Rm	Jun 2024	2,297	877	1,420			390		886		122	22	122
		Mar 2024	1,996	867	1,129			352		705		68	4	170
	US$m	Jun 2024	124	47	76			21		48		7	1	7
		Mar 2024	106	46	60			19		37		4	—	9
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana exclude the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below.  The US Reldan operations salient features are separately disclosed below
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater. Because of its nature  All-in sustaining costs and
All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      63
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Mining - PGM Prill split including third party PoC, excluding US PGM recycling and Reldan operations
	US AND SA PGM OPERATIONS				TOTAL SA PGM OPERATIONS				US PGM OPERATIONS
	Jun 2024		Mar 2024		Jun 2024		Mar 2024		Jun 2024		Mar 2024
		%		%		%		%		%		%
Platinum	301,963	52%	273,226	51%	275,543	59%	245,406	59%	26,420	23%	27,820	23%
Palladium	227,685	39%	219,709	41%	138,509	30%	124,986	30%	89,176	77%	94,723	77%
Rhodium	41,998	7%	37,265	7%	41,998	9%	37,265	9%
Gold	7,638	1%	7,261	1%	7,638	2%	7,261	2%
PGM production 4E/2E	579,284	100%	537,461	100%	463,688	100%	414,918	100%	115,596	100%	122,543	100%
Ruthenium	67,447		59,415		67,447		59,415
Iridium	16,945		15,123		16,945		15,123
Total 6E/2E	663,676		611,999		548,080		489,456		115,596		122,543
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Jun 2024	Mar 2024
Average catalyst fed/day	Tonne	10.7	10.7
Total processed	Tonne	971	988
Tolled	Tonne	—	—
Purchased	Tonne	971	988
PGM fed	3Eoz	77,065	77,873
PGM sold	3Eoz	80,745	77,245
PGM tolled returned	3Eoz	—	—

US RELDAN OPERATIONS[1]
	Unit	Jun 2024	Mar 2024
Volume sold:
Gold	oz	31,215	10,653
Silver	oz	451,465	404,405
Platinum	oz	6,212	931
Palladium	oz	5,820	1,680
Other (Rhodium, Ruthenium, Iridium)	oz	5	32
Copper	Lbs	905,175	161,061
Mixed scrap	Lbs	1,305,987	738,905
1  The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The March 2024 quarter includes the results since acquisition
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      64
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Jun 2024	8,255	853	7,402	298	25	276	436	279	27	1,140	5,773
		Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
Yield	g/t	Jun 2024	0.68	4.40	0.25	6.54	1.44	3.56	0.47	2.95	0.22	0.31	0.21
		Mar 2024	0.68	3.87	0.26	5.62	0.57	3.39	0.50	2.79	0.13	0.31	0.23
Gold produced	kg	Jun 2024	5,586	3,752	1,834	1,948	36	983	207	821	6	357	1,228
		Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
	oz	Jun 2024	179,594	120,630	58,964	62,630	1,157	31,604	6,655	26,396	193	11,478	39,481
		Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
Gold sold	kg	Jun 2024	5,868	4,041	1,827	2,061	37	1,050	203	930	6	345	1,236
		Mar 2024	5,343	3,605	1,738	1,648	26	962	184	995	4	306	1,218
	oz	Jun 2024	188,661	129,921	58,739	66,263	1,190	33,758	6,527	29,900	193	11,092	39,738
		Mar 2024	171,781	115,903	55,878	52,984	836	30,929	5,916	31,990	129	9,838	39,160
Price and costs
Gold price received	R/kg	Jun 2024	1,393,320			1,389,895		1,390,263		1,383,547		1,391,304	1,400,485
		Mar 2024	1,254,539			1,252,688		1,253,927		1,252,252		1,251,634	1,260,263
Gold price received	US$/oz	Jun 2024	2,334			2,328		2,329		2,317		2,330	2,346
		Mar 2024	2,069			2,066		2,068		2,065		2,064	2,078
Operating cost[1]	R/t	Jun 2024	718	4,914	235	5,784	319	5,307	374	3,593	331	398	191
		Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
	US$/t	Jun 2024	39	265	13	311	17	286	20	193	18	21	10
		Mar 2024	39	242	13	312	18	266	22	162	16	21	11
	R/kg	Jun 2024	1,061,404	1,116,738	948,201	884,497	222,222	1,491,353	787,440	1,219,245	1,500,000	1,271,709	899,837
		Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
	US$/oz	Jun 2024	1,778	1,870	1,588	1,481	372	2,498	1,319	2,042	2,512	2,130	1,507
		Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
All-in sustaining cost[1,2]	R/kg	Jun 2024	1,263,292			1,172,545		1,636,872		1,323,718		1,368,116	961,165
		Mar 2024	1,236,571			1,292,115		1,580,279		1,112,112		1,356,209	906,404
All-in sustaining cost2	US$/oz	Jun 2024	2,116			1,964		2,742		2,217		2,292	1,610
		Mar 2024	2,039			2,131		2,606		1,834		2,237	1,495
All-in cost[1,2]	R/kg	Jun 2024	1,623,381			1,172,545		1,636,872		1,323,718		1,368,116	2,589,806
		Mar 2024	1,337,451			1,292,115		1,580,279		1,112,112		1,356,209	1,170,772
All-in cost2	US$/oz	Jun 2024	2,719			1,964		2,742		2,217		2,292	4,338
		Mar 2024	2,206			2,131		2,606		1,834		2,237	1,931
Capital expenditure
Ore reserve development	Rm	Jun 2024	739			420		240		79		—	—
		Mar 2024	665			398		205		62		—	—
Sustaining capital	Rm	Jun 2024	248			113		69		5		—	61
		Mar 2024	168			65		38		3		—	62
Corporate and projects[3]	Rm	Jun 2024	2,084			—		—		—		—	2,013
		Mar 2024	535			—		—		—		—	322
Total capital expenditure	Rm	Jun 2024	3,071			533		309		84		—	2,074
		Mar 2024	1,368			463		243		65		—	384
Total capital expenditure	US$m	Jun 2024	165			29		17		5		—	112
		Mar 2024	73			25		13		3		—	20
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater. Because of its nature  All-in sustaining costs and
All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 30 June 2024 and 31 March 2024 was R71 million (US$4 million) and R213 million (US$11 million), respectively, the majority of this expenditure was on Burnstone project
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      65
European operations

Sandouville nickel refinery
Metal split
	Jun 2024		Mar 2024
Volumes produced (tonnes)%				%
Nickel salts[1]	255	13%	344	15%
Nickel metal	1,736	87%	1,935	85%
Total Nickel Production tNi	1,991	100%	2,279	100%
Nickel cakes[2]	96		106
Cobalt chloride (CoCl2)[3]	17		45
Ferric chloride (FeCl3)[3]	321		358

Volumes sales (tonnes)
Nickel salts[1]	380	19%	417	17%
Nickel metal	1,646	81%	1,989	83%
Total Nickel Sold tNi	2,026	100%	2,406	100%
Nickel cakes[2]	19		—
Cobalt chloride (CoCl2)[3]	39		24
Ferric chloride (FeCl3)[3]	321		358

Nickel equivalent basket price	Unit	Jun 2024	Mar 2024
Nickel equivalent average basket price[4]	R/tNi	404,245	359,933
	US$/tNi	21,769	19,084

Nickel equivalent sustaining cost	R'mil	Jun 2024	Mar 2024
Cost of sales, before amortisation and depreciation		878	1,036
Share-based payments		20	(1)
Rehabilitation interest and amortisation		1	1
Leases		5	5
Sustaining capital expenditure		45	62
Less: By-product credit		(42)	(46)
Nickel equivalent sustaining cost[5]		907	1,057
Nickel Products sold	tNi	2,026	2,406
Nickel equivalent sustaining cost[6]	R/tNi	447,680	439,318
	US$/tNi	24,108	23,294

Nickel recovery yield[6]	%	98.56%	97.24%
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies.  See "Non-IFRS measures" for more information on the metrics presented by
Sibanye-Stillwater. Because of its nature Nickel equivalent sustaining costs and Nickel equivalent sustaining costs per tonne should not be considered as a representation of financial performance
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      66
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Jun 2024	2,123
		Mar 2024	1,373
Processing feed grade	%	Jun 2024	2.92
		Mar 2024	2.97
Plant recoveries	%	Jun 2024	50.32
		Mar 2024	48.57
Concentrate produced[1]	kt	Jun 2024	68
		Mar 2024	42
Concentrate zinc grade[2]	%	Jun 2024	45.92
		Mar 2024	47.01
Metal produced (zinc in concentrate)[3]	kt	Jun 2024	31
		Mar 2024	20
Zinc metal produced (payable)[4]	kt	Jun 2024	26
		Mar 2024	16
Zinc sold[5]	kt	Jun 2024	20
		Mar 2024	18
Zinc sold (payable)[6]	kt	Jun 2024	16
		Mar 2024	15
Price and costs
Average equivalent zinc concentrate price[7]	R/tZn	Jun 2024	46,868
		Mar 2024	41,346
	US$/tZn	Jun 2024	2,524
		Mar 2024	2,192
All-in sustaining cost[8,9]	R/tZn	Jun 2024	37,348
		Mar 2024	48,547
	US$/tZn	Jun 2024	2,011
		Mar 2024	2,574
All-in cost[8,9]	R/tZn	Jun 2024	37,620
		Mar 2024	48,547
	US$/tZn	Jun 2024	2,026
		Mar 2024	2,574
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
4Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
5Zinc sold is the zinc metal contained in the concentrate sold
6Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
7Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
8All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater. Because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      67
ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Jun 2024	11,774	2,371	9,403	3,587	3,903	1,701	212	631	(631)
		Mar 2024	14,973	2,752	12,221	4,595	6,005	1,444	177	629	(629)
Royalties		Jun 2024	61	—	61	31	27	3	—	33	(33)
		Mar 2024	58	—	58	23	30	5	—	31	(31)
Carbon tax		Jun 2024	—	—	—	—	—	—	—	—	—
		Mar 2024	—	—	—	—	—	—	—	—	—
Community costs		Jun 2024	91	—	91	13	68	9	—	—	—
		Mar 2024	39	—	39	10	19	10	—	—	—
Inventory change		Jun 2024	912	(90)	1,002	256	791	(45)	—	—	—
		Mar 2024	(1,992)	(278)	(1,714)	(713)	(1,055)	54	—	1	(1)
Share-based payments[4]		Jun 2024	122	36	86	28	42	15	—	—	—
		Mar 2024	1	(1)	2	(1)	3	(2)	—	—	—
Rehabilitation interest and amortisation[5]		Jun 2024	28	11	17	(4)	2	19	—	1	(1)
		Mar 2024	43	12	31	(1)	11	21	—	1	(1)
Leases		Jun 2024	19	1	18	5	11	2	—	—	—
		Mar 2024	19	1	18	5	11	2	—	—	—
Ore reserve development		Jun 2024	1,248	618	630	171	459	—	—	—	—
		Mar 2024	1,146	601	545	145	400	—	—	—	—
Sustaining capital expenditure		Jun 2024	682	182	500	140	231	122	7	122	(122)
		Mar 2024	639	209	430	207	151	68	4	170	(170)
Less: By-product credit		Jun 2024	(3,339)	(228)	(3,111)	(1,322)	(1,380)	(334)	(75)	(160)	160
		Mar 2024	(3,016)	(210)	(2,806)	(1,352)	(1,118)	(266)	(70)	(129)	129
Total All-in-sustaining costs[6]		Jun 2024	11,598	2,901	8,697	2,905	4,154	1,492	144	627	(627)
		Mar 2024	11,910	3,086	8,824	2,918	4,457	1,336	111	703	(703)
Plus: Corporate cost, growth and capital expenditure		Jun 2024	400	94	306	79	212	—	15	—	—
		Mar 2024	213	57	156	—	156	—	—	—	—
Total All-in-costs[6]		Jun 2024	11,998	2,995	9,003	2,984	4,366	1,492	159	627	(627)
		Mar 2024	12,123	3,143	8,980	2,918	4,613	1,336	111	703	(703)
PGM production	4Eoz - 2Eoz	Jun 2024	579,284	115,596	463,688	158,166	187,943	74,518	11,375	31,686	—
		Mar 2024	537,461	122,543	414,918	137,100	174,892	61,150	11,794	29,982	—
	kg	Jun 2024	18,018	3,595	14,422	4,920	5,846	2,318	354	986	—
		Mar 2024	16,717	3,812	12,905	4,264	5,440	1,902	367	933	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Jun 2024	21,180	25,096	20,132	18,367	22,102	20,022	12,659	19,788	—
		Mar 2024	23,469	25,183	22,923	21,284	25,484	21,848	9,412	23,447	—
	US$/4Eoz - US$/2Eoz	Jun 2024	1,141	1,351	1,084	989	1,190	1,078	682	1,066	—
		Mar 2024	1,244	1,335	1,215	1,129	1,351	1,158	499	1,243	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Jun 2024	21,910	25,909	20,840	18,866	23,230	20,022	13,978	19,788	—
		Mar 2024	23,889	25,648	23,329	21,284	26,376	21,848	9,412	23,447	—
	US$/4Eoz - US$/2Eoz	Jun 2024	1,180	1,395	1,122	1,016	1,251	1,078	753	1,066	—
		Mar 2024	1,267	1,360	1,237	1,129	1,399	1,158	499	1,243	—
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was 18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana include the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      68

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations		Total SA PGM operations		Marikana
	Rm	Jun 2024	Mar 2024	Jun 2024	Mar 2024	Jun 2024	Mar 2024
Cost of sales, before amortisation and depreciation as reported per table above		11,774	14,973	9,403	12,221	3,903	6,005
Inventory change as reported per table above		912	(1,992)	1,002	(1,714)	791	(1,055)
Less: Chrome cost of sales		(511)	(528)	(511)	(528)	(119)	(88)
Total operating cost including third party PoC		12,175	12,453	9,894	9,979	4,575	4,862
Less: Purchase cost of PoC		(653)	(591)	(653)	(591)	(653)	(591)
Total operating cost excluding third party PoC		11,522	11,862	9,241	9,388	3,922	4,271

PGM production as reported per table above	4Eoz- 2Eoz	579,284	537,461	463,688	414,918	187,943	174,892
Less: Mimosa production		(31,686)	(29,982)	(31,686)	(29,982)	—	—
PGM production excluding Mimosa		547,598	507,479	432,002	384,936	187,943	174,892
Less: PoC production		(24,541)	(25,605)	(24,541)	(25,605)	(24,541)	(25,605)
PGM production excluding Mimosa and third party PoC		523,057	481,874	407,461	359,331	163,402	149,287

PGM production including Mimosa and excluding third party PoC		554,743	511,856	439,147	389,313	163,402	149,287

Tonnes milled/treated	kt	9,571	8,855	9,276	8,531	2,544	2,438
Less: Mimosa tonnes		(378)	(358)	(378)	(358)	—	—
PGM tonnes excluding Mimosa and third party PoC		9,193	8,497	8,899	8,174	2,544	2,438
Operating cost including third party PoC	R/4Eoz-R/2Eoz	22,233	24,539	22,903	25,924	24,342	27,800
	US$/4Eoz-US$/2Eoz	1,197	1,301	1,233	1,375	1,311	1,474
	R/t	1,324	1,466	1,112	1,221	1,798	1,994
	US$/t	71	78	60	65	97	106
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	22,028	24,616	22,679	26,126	24,002	28,609
	US$/4Eoz-US$/2Eoz	1,186	1,305	1,221	1,385	1,293	1,517
	R/t	1,253	1,396	1,038	1,149	1,542	1,752
	US$/t	67	74	56	61	83	93

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		Total US and SA PGM		Total SA PGM		Marikana
	Rm	Jun 2024	Mar 2024	Jun 2024	Mar 2024	Jun 2024	Mar 2024
Total All-in-sustaining cost as reported per table above		11,598	11,910	8,697	8,824	4,154	4,457
Less: Purchase cost of PoC		(653)	(591)	(653)	(591)	(653)	(591)
Add: By-product credit of PoC		128	106	128	106	128	106
Total All-in-sustaining cost excluding third party PoC		11,073	11,425	8,172	8,339	3,629	3,972
Plus: Corporate cost, growth and capital expenditure		400	213	306	156	212	156
Total All-in-cost excluding third party PoC		11,473	11,638	8,478	8,495	3,841	4,128

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	523,057	481,874	407,461	359,331	163,402	149,287

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	21,170	23,710	20,056	23,207	22,209	26,606
	US$/4Eoz-US$/2Eoz	1,140	1,257	1,080	1,230	1,196	1,411

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	21,935	24,152	20,807	23,641	23,506	27,651
	US$/4Eoz-US$/2Eoz	1,181	1,281	1,120	1,254	1,266	1,466
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      69
ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2024	6,298	1,899	1,712	1,121	444	1,122	—
		Mar 2024	5,684	1,691	1,556	1,011	388	1,038	—
Royalties		Jun 2024	31	15	9	6	2	—	(1)
		Mar 2024	25	10	7	6	1	—	1
Carbon tax		Jun 2024	—	—	—	—	—	—	—
		Mar 2024	—	—	—	—	—	—	—
Community costs		Jun 2024	3	—	—	—	—	3	—
		Mar 2024	3	—	—	—	—	3	—
Share-based payments[2]		Jun 2024	45	16	14	8	—	5	2
		Mar 2024	4	(1)	(2)	(1)	—	8	—
Rehabilitation interest and amortisation[3]		Jun 2024	52	—	6	21	26	(3)	2
		Mar 2024	59	1	6	30	26	(6)	2
Leases		Jun 2024	8	—	2	—	—	6	—
		Mar 2024	7	—	2	1	—	4	—
Ore reserve development		Jun 2024	739	420	240	79	—	—	—
		Mar 2024	665	398	205	62	—	—	—
Sustaining capital expenditure		Jun 2024	248	113	69	5	—	61	—
		Mar 2024	168	65	38	3	—	62	—
Less: By-product credit		Jun 2024	(11)	(3)	(1)	(1)	—	(6)	—
		Mar 2024	(8)	(1)	(1)	(1)	—	(5)	—
Total All-in-sustaining costs[4]		Jun 2024	7,413	2,460	2,051	1,239	472	1,188	3
		Mar 2024	6,607	2,163	1,811	1,111	415	1,104	3
Plus: Corporate cost, growth and capital expenditure		Jun 2024	2,113	—	—	—	—	2,013	100
		Mar 2024	539	—	—	—	—	322	217
Total All-in-costs[4]		Jun 2024	9,526	2,460	2,051	1,239	472	3,201	103
		Mar 2024	7,146	2,163	1,811	1,111	415	1,426	220
Gold sold	kg	Jun 2024	5,868	2,098	1,253	936	345	1,236	—
		Mar 2024	5,343	1,674	1,146	999	306	1,218	—
	oz	Jun 2024	188,661	67,452	40,285	30,093	11,092	39,738	—
		Mar 2024	171,781	53,820	36,845	32,119	9,838	39,160	—
All-in-sustaining cost[4]	R/kg	Jun 2024	1,263,292	1,172,545	1,636,872	1,323,718	1,368,116	961,165	—
		Mar 2024	1,236,571	1,292,115	1,580,279	1,112,112	1,356,209	906,404	—
All-in-sustaining cost	US$/oz	Jun 2024	2,116	1,964	2,742	2,217	2,292	1,610	—
		Mar 2024	2,039	2,131	2,606	1,834	2,237	1,495	—
All-in-cost[4]	R/kg	Jun 2024	1,623,381	1,172,545	1,636,872	1,323,718	1,368,116	2,589,806	—
		Mar 2024	1,337,451	1,292,115	1,580,279	1,112,112	1,356,209	1,170,772	—
All-in-cost	US$/oz	Jun 2024	2,719	1,964	2,742	2,217	2,292	4,338	—
		Mar 2024	2,206	2,131	2,606	1,834	2,237	1,931	—
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1  Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      70
ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Jun 2024	866
		Mar 2024	734
Royalties		Jun 2024	41
		Mar 2024	25
Community costs		Jun 2024	13
		Mar 2024	13
Inventory change		Jun 2024	(81)
		Mar 2024	8
Share-based payments		Jun 2024	3
		Mar 2024	—
Rehabilitation interest and amortisation[2]		Jun 2024	104
		Mar 2024	5
Leases		Jun 2024	39
		Mar 2024	27
Sustaining capital expenditure		Jun 2024	23
		Mar 2024	11
Less: By-product credit		Jun 2024	(47)
		Mar 2024	(26)
Total All-in-sustaining costs[3]		Jun 2024	961
		Mar 2024	797
Plus: Corporate cost, growth and capital expenditure		Jun 2024	7
		Mar 2024	—
Total All-in-costs[3]		Jun 2024	968
		Mar 2024	797
Zinc metal produced (payable)	kt	Jun 2024	26
		Mar 2024	16
All-in-sustaining cost[3]	R/tZn	Jun 2024	37,348
		Mar 2024	48,547
	US$/tZn	Jun 2024	2,011
		Mar 2024	2,574
All-in-cost[3]	R/tZn	Jun 2024	37,620
		Mar 2024	48,547
	US$/tZn	Jun 2024	2,026
		Mar 2024	2,574
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      71
UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Jun 2024	11,774	2,371	9,403	3,256	331	3,903		1,701	212	631
		Mar 2024	14,973	2,752	12,221	4,288	307	6,005		1,444	177	629
Inventory change		Jun 2024	912	(90)	1,002	262	(6)	791		(45)	—	—
		Mar 2024	(1,992)	(278)	(1,714)	(747)	34	(1,055)		54	—	1
Less: Chrome cost of sales		Jun 2024	(511)	—	(511)	(339)	—	(119)		(4)	(49)	—
		Mar 2024	(528)	—	(528)	(416)	—	(88)		(3)	(21)	—
Less: Purchase cost of PoC		Jun 2024	(653)	—	(653)	—	—	(653)		—	—	—
		Mar 2024	(591)	—	(591)	—	—	(591)		—	—	—
Total operating cost excluding third party PoC		Jun 2024	11,522	2,281	9,241	3,179	325	3,922		1,652	163	631
		Mar 2024	11,862	2,474	9,388	3,125	341	4,271		1,495	156	630
Tonnes milled/treated excluding third party PoC[4]	kt	Jun 2024	9,193	295	8,899	1,438	1,391	1,508	1,036	1,270	2,256	378
		Mar 2024	8,497	324	8,174	1,272	1,349	1,424	1,015	1,056	2,057	358
PGM production excluding third party PoC[4]	4Eoz	Jun 2024	523,057	115,596	407,461	136,475	21,691	163,402		74,518	11,375	31,686
		Mar 2024	481,874	122,543	359,331	120,584	16,516	149,287		61,150	11,794	29,982
Operating cost[5]	R/t	Jun 2024	1,253	7,742	1,038	2,211	234	1,542		1,300	72	1,671
		Mar 2024	1,396	7,642	1,149	2,456	253	1,752		1,415	76	1,762
	US$/t	Jun 2024	67	417	56	119	13	83		70	4	90
		Mar 2024	74	405	61	130	13	93		75	4	93
	R/4Eoz - R/2Eoz	Jun 2024	22,028	19,733	22,679	23,294	14,983	24,002		22,169	14,330	19,914
		Mar 2024	24,616	20,189	26,126	25,916	20,647	28,609		24,448	13,227	21,013
	US$/4Eoz - US$/2Eoz	Jun 2024	1,186	1,063	1,221	1,254	807	1,293		1,194	772	1,072
		Mar 2024	1,305	1,070	1,385	1,374	1,095	1,517		1,296	701	1,114
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1  US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above.  The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg, Marikana, Kroondal and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4  For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
5Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      72
UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Jun 2024	6,298	4,546	1,752	1,891	8	1,543	169	1,112	9	444	1,122
		Mar 2024	5,684	4,101	1,583	1,684	7	1,415	141	1,002	9	388	1,038
Inventory change		Jun 2024	(369)	(356)	(13)	(168)	—	(77)	(6)	(111)	—	10	(17)
		Mar 2024	(67)	(72)	5	(60)	—	9	—	(21)	—	(14)	19
Total operating cost		Jun 2024	5,929	4,190	1,739	1,723	8	1,466	163	1,001	9	454	1,105
		Mar 2024	5,617	4,029	1,588	1,624	7	1,424	141	981	9	374	1,057
Tonnes milled/treated	kt	Jun 2024	8,255	853	7,402	298	25	276	436	279	27	1,140	5,773
		Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
Gold produced	kg	Jun 2024	5,586	3,752	1,834	1,948	36	983	207	821	6	357	1,228
		Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
	oz	Jun 2024	179,594	120,630	58,964	62,630	1,157	31,604	6,655	26,396	193	11,478	39,481
		Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
Operating cost[1]	R/t	Jun 2024	718	4,914	235	5,784	319	5,307	374	3,593	331	398	191
		Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
	US$/t	Jun 2024	39	265	13	311	17	286	20	193	18	21	10
		Mar 2024	39	242	13	312	18	266	22	162	16	21	11
	R/kg	Jun 2024	1,061,404	1,116,738	948,201	884,497	222,222	1,491,353	787,440	1,219,245	1,500,000	1,271,709	899,837
		Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
	US$/oz	Jun 2024	1,778	1,870	1,588	1,481	372	2,498	1,319	2,042	2,512	2,130	1,507
		Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
Average exchange rate for the quarters ended 30 June 2024 and 31 March 2024 was R18.57/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      73
DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Jun 2024 quarter		Mar 2024 quarter		Six months ended 30 June 2024
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	619	187	840	174	1,459	361
Secondary development	(m)	2,966	1,088	3,257	1,365	6,223	2,453

SA PGM operations		Jun 2024 quarter						Mar 2024 quarter						Six months ended 30 June 2024
	Reef			Bathopele	Thembe- lani	Khuseleka	Siphume- lele			Bathopele	Thembe- lani	Khuseleka	Siphume- lele			Bathopele	Thembe- lani	Khuseleka	Siphume- lele
Rustenburg	Unit
Advanced	(m)			592	1,503	2,689	225			437	1,214	2,227	351			1,029	2,717	4,916	576
Advanced on reef	(m)			592	576	903	179			437	528	829	238			1,029	1,104	1,731	417
Height	(cm)			216	294	288	175			212	296	288	173			214	293	287	260
Average value	(g/t)			2.9	2.3	2.3	3.2			3.0	2.3	2.3	3.0			3.0	2.3	2.3	3.1
	(cm.g/t)			635	665	661	554			631	690	648	517			632	673	653	796

SA PGM operations		Jun 2024 quarter						Mar 2024 quarter						Six months ended 30 June 2024
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	9,671	2,983	3,136	981	0	3,139	7,970	2,634	2,270	1,051	237	2,358	17,641	5,617	5,406	2,032	237	5,497
Primary development - on reef	(m)	7,872	1,373	1,751	622	0	776	6,391	1,387	1,010	762	153	548	14,263	2,760	2,760	1,383	153	1,324
Height	(cm)	216	218	237	257	0	244	216	218	237	258	226	239	216	218	237	257	226	242
Average value	(g/t)	3.1	2.5	2.2	2.6	0.0	2.6	2.9	2.6	2.4	2.6	2.5	2.6	3.0	2.5	2.3	2.6	2.5	2.6
	(cm.g/t)	674	541	522	675	0	638	626	566	556	657	568	623	653	553	537	666	568	632

SA PGM operations		Jun 2024 quarter						Mar 2024 quarter						Six months ended 30 June 2024
	Reef			Kopa- neng	Bamba- nani	Kwezi	K6			Kopa- neng	Bamba- nani	Kwezi	K6			Kopa- neng	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)			723	979	299	378			645	926	209	441			1,368	1,905	508	819
Advanced on reef	(m)			608	979	277	378			585	599	199	387			1,193	1,577	476	764
Height	(cm)			242	211	233	230			239	221	233	237			240	216	233	234
Average value	(g/t)			2.1	2.4	2.0	1.3			2.4	1.4	2.1	1.6			2.2	1.9	2.0	1.5
	(cm.g/t)			501	500	462	308			565	302	493	369			530	401	476	342
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      74
DEVELOPMENT RESULTS (continued)

SA gold operations		Jun 2024 quarter			Mar 2024 quarter			Six months ended 30 June 2024
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	485	422	1,336	464	496	1,283	949	918	2,619
Advanced on reef	(m)	146	116	161	136	28	71	282	144	232
Channel width	(cm)	16	74	81	21	45	98	19	68	86
Average value	(g/t)	99.3	8.8	36.7	63.3	14.2	30.4	79.6	9.4	34.5
	(cm.g/t)	1,622	645	2,975	1,356	633	2,986	1,494	643	2,978

SA gold operations		Jun 2024 quarter				Mar 2024 quarter				Six months ended 30 June 2024
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,162	566	89	234	1,174	489	0	153	2,335	1,055	89	386
Advanced on reef	(m)	220	146	10	46	242	158	0	20	462	303	10	66
Channel width	(cm)	158	103	87	84	182	58	0	188	170	80	87	116
Average value	(g/t)	13.8	5.4	1.6	28.0	9.1	7.9	0.0	9.1	11.2	6.4	1.6	18.6
	(cm.g/t)	2,179	556	143	2,342	1,647	460	0	1,717	1,901	506	143	2,150

SA gold operations		Jun 2024 quarter	Mar 2024 quarter	Six months ended 30 June 2024
	Reef	Beatrix	Beatrix	Beatrix
Beatrix	Unit
Advanced	(m)	1,613	1,334	2,947
Advanced on reef	(m)	676	663	1,338
Channel width	(cm)	144	144	144
Average value	(g/t)	6.7	6.7	6.7
	(cm.g/t)	971	961	966

SA gold operations		Jun 2024 quarter	Mar 2024 quarter	Six months ended 30 June 2024
	Reef	Kimberley	Kimberley	Kimberley
Burnstone	Unit
Advanced	(m)	307	840	1,147
Advanced on reef	(m)	—	53	53
Channel width	(cm)	—	54	54
Average value	(g/t)	—	7.9	7.9
	(cm.g/t)	—	425	425
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      75
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group. These non-IFRS measures should not be considered as alternatives to
IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye- Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	12,13,14,37
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue	Report, relative to revenue, the contribution by our operations to adjusted EBITDA and thus the covenant ratio: net debt/(cash) to adjusted EBITDA	22,24
Adjusted free cash flow (FCF)	Net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment	Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	20,21
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	22,24,26,61, 63,65
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	22,24,26,61, 63,65
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	22,24,26,61, 63,65
AISC/AIC margin	Revenue minus AISC/AIC divided by revenue	AISC/AIC margin provides insights into the overall profitability of an operation in the context of the full cost to sustain the production and sale of our commodities, after including growth capital (AIC), and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	22,24
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	37
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	37
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	37
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	42
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	40
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      76

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	40
Nickel equivalent sustaining cost	Cost of sales before amortisation and depreciation plus additional costs which include community costs, share-based payments, carbon tax, rehabilitation interest and amortisation, leases and sustaining capital expenditure and deducting by-product credit	We have adapted the AISC measure developed by the World Gold Council, nickel equivalent sustaining cost metric aims to reflect the full cost of sustaining production and sale of nickel and allows for meaningful comparisons across different companies	25,64
Nickel equivalent sustaining cost per tonne	Nickel equivalent sustaining cost divided by the total volume of nickel products sold	We have adapted this measure developed by the World Gold Council, nickel equivalent sustaining cost per tonne provides a metric that aims to reflect the full cost to sustain the production and sale of a tonne of nickel and reporting this metric allows for a meaningful comparison across different companies	25,64
Normalised earnings	Earnings attributable to the owners of Sibanye- Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of PPE, occupational healthcare expense, restructuring costs, transactions costs, share- based payment on BEE transactions, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate	Report the measure used by the Group to determine dividend payments in line with our dividend policy	37
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	59,60,70,71
Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      77
ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Peter Hancock***
Philippe Boisseau**
Richard Menell*#
Sindiswa Zilwa*
Terence Nombembe^^
Timothy Cumming*
*    Independent non-executive
^  Appointed as lead independent director 1 January 2024
#  Resigned as lead independent director 1 January 2024
**  Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
^^ Appointed as independent non-executive director 11 September 2024
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2024      78
DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private
Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-
Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and
ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations;
Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-
Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements;
the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South
Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation;
Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on
Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents
(including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems, the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-
Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.